As confidentially submitted to the Securities and Exchange Commission on May 23, 2018

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Qtech Ltd.

(Exact name of Registrant as specified in its charter)

Cayman Islands	7370	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11/F, Block 3, XingChuang Technology Center

Shen Jiang Road 5005,

Pudong New Area, Shanghai, 200120

People’s Republic of China

+86-21-6858-3790

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Law Debenture Corporate Services Inc.

801 2nd Avenue, Suite 403

New York, NY 10017, United States

+1-212-750-6474

(Name, address and telephone number of agent for service)

Copies to:

Chris K.H. Lin, Esq. Daniel Fertig, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong +852-2514-7600	Dan Ouyang, Esq. Wilson Sonsini Goodrich & Rosati Suite 1509, 15F, Jardine House 1 Connaught Place, Central Hong Kong +852-3972-4955	Jie Zhu, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation Unit 03-04, 38F, Jin Mao Tower 88 Century Boulevard Pudong New Area, Shanghai 200121 People’s Republic of China +86-21-6165-1700

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Ordinary shares, par value US$0.0001 per share	US$	US$

(1)	American depositary shares, or ADSs, issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each ADS represents ordinary shares.
(2)	Includes (a) ordinary shares represented by ADSs that may be purchased by the underwriters pursuant to their over-allotment option and (b) all ordinary shares represented by ADSs initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public.
(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated             , 2018.

American Depositary Shares

Qtech Ltd.

Representing              Ordinary Shares

This is an initial public offering of shares of American depositary shares, or ADSs, representing ordinary shares of Qtech Ltd.

We are offering              ADSs to be sold in this offering. Each ADS represents              ordinary shares, US$0.0001 par value per share. We anticipate the initial public offering price per ADS will be between US$             and US$            .

Prior to this offering, there has been no public market for the ADSs or our shares. We will apply to list the ADSs on the [NYSE]/[NASDAQ], under the symbol “QT.”

We are an “emerging growth company” under applicable United States federal securities laws and are eligible for reduced public company reporting requirements.

See “Risk Factors” on page 13 to read about factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	For additional information on underwriting compensation, see “Underwriting.”

To the extent that the underwriters sell more than             ADSs in this offering, the underwriters have a 30-day option to purchase up to an aggregate of             additional ADSs from us at the initial public offering price less the underwriting discounts and commissions.

We will be a “controlled company” as defined under the [NYSE Listed Company Manual/ Nasdaq Stock Market Rules] because Mr. Eric Siliang Tan, our co-founder and executive chairman, holds a majority of the aggregate voting power of our company and is expected to remain as our controlling shareholder upon the completion of this offering.

The underwriters expect to deliver the ADSs against payment in New York, New York on             , 2018.

Citigroup	Deutsche Bank Securities

(in alphabetical order)

Prospectus dated             , 2018

[Insert inside front cover artwork]

No dealer, salesperson or other person is authorized to give any information or to represent as to anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell, and we are seeking offers to buy, only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of the ADSs.

i

Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where other action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus filed with the United States Securities and Exchange Commission, or SEC, must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until             , 2018 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our ADSs. You should carefully read the entire prospectus, including “Risk Factors” and the financial statements, before making an investment decision. This prospectus contains information from an industry report commissioned by us and prepared by Analysys International, an independent market research firm, to provide information regarding our industry and our market position in China. We refer to this report, which is dated as of March 9, 2018, as the Analysys Report.

Overview

We deliver fun and personalized content to mobile users in China.

Our flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, aggregates articles and short videos uploaded onto our platform and presents customized feeds to users based on each user’s profile, behavior and social relationships. These feeds are optimized in real time through our proprietary machine learning algorithm as we gain new insights into each user. Covering a broad range of interests, Qutoutiao is focused on humor, stories and other light entertainment content that delight and inspire. In addition to articles and short videos, we plan to diversify our content offerings into literatures, games, live streaming, animations and comics, creating a comprehensive light entertainment content ecosystem.

Qutoutiao has rapidly gained popularity since its launch in June 2016. Qutoutiao had approximately 24.2 million average MAUs and 9.5 million average DAUs in the three months ended December 31, 2017. Qutoutiao ranks third among all mobile content aggregators in China in terms of both monthly penetration rate and daily penetration rate in December 2017, according to the Analysys Report.

We strategically target users from tier-3 and below cities in China because of the enormous opportunities in this underserved market. More than half of China’s mobile Internet users live in tier-3 and below cities but mobile Internet penetration rate in these cities is still relatively low, according to the Analysys Report. Such users are typically faced with lower financial pressures and generally have a slower pace of life. Moreover, they have fast increasing disposable income and high propensity to spend on mobile Internet entertainment. These factors contribute to a significant need for entertainment content while also create strong monetization potential. Users from tier-3 and below cities also tend to have different interests and preferences than users from tier-1 and tier-2 cities. We believe our experience with these users has enabled us to gain a significant understanding of their entertainment needs. Qutoutiao’s light entertainment-oriented and easily digestible content is designed to resonate with such users and provides us with a significant advantage to capture this underserved market.

Our rapid growth since the launch of Qutoutiao was also in large part due to our innovative user account system and gamified user loyalty programs. We believe we are a pioneer in the mobile content feed industry in applying such loyalty programs. Registered users can earn rewards by referring new users to register on Qutoutiao or by viewing content or engaging in other activities on Qutoutiao. Although rewards only translate into trivial monetary amounts, we believe they nurture users’ competitive psyche and emotional connection to Qutoutiao. The loyalty programs create a strong viral effect, which we believe enables us to enjoy lower user acquisition cost compared to acquiring users through online advertising. Users on Qutoutiao also remain highly engaged through our differentiated and extensive content capable of capturing their various niche interests coupled with gamified experience. In addition, almost all users remain logged on to their accounts while accessing Qutoutiao, enabling us to better understand their behaviors.

We strive to provide quality and relevant content to our users by focusing on content sourcing and delivery. As of December 31, 2017, there were more than 126,000 content providers on Qutoutiao comprised of freelancers and professional media outlets. In December 2017, there were approximately 2.5 million content uploaded to Qutoutiao, out of which approximately 1.4 million were videos. We introduced a separate mobile application in May 2017 that allows users to produce and submit videos. Such user generated videos represented approximately 61.7% of all videos uploaded to Qutoutiao in December 2017 as compared to approximately 35.3% in June 2017.

We currently generate revenue primarily by providing advertising services. We plan to explore additional monetization opportunities as we grow our user base and introduce additional content formats, such as literatures, games and live streaming.

Our net revenues have increased rapidly from RMB58.0 million (US$8.9 million) in 2016 to RMB517.1 million (US$79.5 million) in 2017. As we focused on growing our user base and enhancing our services, we have incurred net losses of RMB10.9 million (US$1.7 million) in 2016 and RMB94.8 million (US$14.6 million) in 2017.

Our Strengths

We believe our success to date is largely attributable to the following key competitive strengths:

•	leading mobile content aggregator;

•	effective user acquisition supported by social-based user loyalty programs;

•	powerful account system driving high user engagement;

•	differentiated and extensive content offerings;

•	intelligent content delivery supported by data capabilities; and

•	visionary and experienced management team.

Our Strategies

We aim to create a leading comprehensive light entertainment content ecosystem in China. To achieve this goal, we plan to pursue the following growth strategies:

•	expand our user base;

•	strengthen social features and promote user generated content;

•	enrich our content offerings;

•	enhance monetization capabilities;

•	invest in technology; and

•	selectively pursue acquisition and investment opportunities.

Our Challenges

Our business and successful execution of our strategies are subject to certain challenges, risks and uncertainties including:

•	our limited operating history;

•	our ability to acquire users, retain existing users and maintain high user engagement;

•	our ability to increase the strength of our brand;

•	the attractiveness of our mobile applications to users, including any new content formats and other products and services that we may introduce in the future;

•	our ability to compete effectively in the industry we operate;

•	our ability to continue to monetize, including through our advertising solutions and other products and services that we will introduce in the future;

•	the fact that we have not completed the registration for “Qutoutiao,” the name of our flagship mobile application, due to an objection filed by one of our competitors on the purported ground that “Qutoutiao” is similar to a trademark registered by such competitor; and

•	whether content providers continue to contribute content to our platform.

In addition, we face risks and uncertainties related to our corporate structure and regulatory environment in China, including:

•	regulatory risks related to the mobile content feed industry in China;

•	risks associated with our control over our consolidated variable interest entity, or consolidated VIE, in China, which is based on contractual arrangements rather than equity ownership; and

•	changes in the political and economic policies of the PRC government.

We also face other risks and uncertainties that may materially affect our business, financial conditions, results of operations and prospects. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our ADSs.

Our History and Corporate Structure

We launched our flagship mobile application, Qutoutiao, in June 2016. We primarily operate our business through our consolidated VIE, Shanghai Jifen, and its subsidiaries. To facilitate financing offshores, we incorporated Qtech Ltd. in July 2017. Through a series of transactions, Qtech Ltd. then became our ultimate holding company.

The following diagram illustrates our corporate structure as of the date of this prospectus. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%. The relationships between Shanghai Quyun Internet Technology Co., Ltd., or Shanghai Quyun, Shanghai Jifen Culture Communications Co., Ltd., or Shanghai Jifen, and its shareholders as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)	Mr. Eric Siliang Tan, Mr. Lei Li, Tianjin Shanshi Technology L.P. and Shanghai Xihu Cultural Transmission Co., Ltd. held 45%, 15%, 20% and 20% equity interest in Shanghai Jifen, respectively.

Both Tianjin Shanshi Technology L.P. and Shanghai Xihu Cultural Transmission Co., Ltd. are controlled by Mr. Eric Siliang Tan.

(2)	We acquired Shanghai Dianguan in February 2018.

(3)	Include Anhui Zhangduan Internet Technology Co., Ltd., Beijing Qukandian Internet Technology Co., Ltd., Shanghai Xike Information Technology Service Co., Ltd. and Shanghai Tuile Information Technology Service Co., Ltd.

Our Corporate Information

Our principal executive offices are located at 11/F, Block 3, XingChuang Technology Center, Shen Jiang Road 5005, Pudong New Area, Shanghai, 200120, People’s Republic of China. Our telephone number at this address is +86-21-6858-3790. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above.

Our main website is www.qutoutiao.net, and the information contained on this website is not a part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Service Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, related to the assessment of the effectiveness of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions That Apply to This Prospectus

Unless we indicate otherwise, references in this prospectus to:

•	“ADSs” are to our American depositary shares, each of which represents ordinary shares, and “ADRs” are to the American depositary receipts that evidence our ADSs;

•	“CAGR” are to compound annual growth rate;

•	“CPC” are to cost-per-click as basis for charging our advertising services;

•	“CPM” are to cost-per-thousand-impressions as basis for charging our advertising services;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•	“DAUs” are to the number of unique mobile devices that accessed our relevant mobile application on a given day. “Average DAUs” for a particular period is the average of the DAUs on each day during that period;

•	“MAUs” are to the number of unique mobile devices that accessed our relevant mobile application in a given month;

•	“PVs” are to page views, which are the number of content posts in the relevant mobile application viewed by all users during a period;

•	“registered users” are to, as of a given day, the aggregate number of registered user accounts since the launch of the relevant mobile application through such day;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“tier-3 and below cities” are to cities in China that are not tier-1 and tier-2 cities;

•	“tier-1 and tier-2 cities” refer to (i) tier-1 cities in China, which are Beijing, Shanghai, Guangzhou and Shenzhen and (ii) tier-2 cities in China, which are Hangzhou, Nanjing, Jinan, Chongqing, Qingdao, Dalian, Ningbo, Xiamen, Tianjin, Chengdu, Wuhan, Harbin, Shenyang, Xi’an, Changchun, Changsha, Fuzhou, Zhengzhou, Shijiazhuang, Suzhou, Foshan, Dongguan, Wuxi, Yantai, Taiyuan, Hefei, Kunming, Nanchang, Nanning, Tangshan, Wenzhou and Zibo;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and

•	“we,” “us,” “our company” and “our” are to Qtech Ltd., its consolidated VIE and their respective subsidiaries, as the context requires.

Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude (i) ordinary shares issuable upon the exercise of outstanding options with respect to our ordinary shares under our share incentive plan and (ii) assumes that the underwriters will not exercise their over-allotment option to purchase additional ADSs.

This prospectus contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 13, 2018, the noon buying rate for Renminbi was RMB6.2725 to US$1.00.

Unless the context indicates otherwise, all share and per share data in this prospectus have given effect to a share split in September 2017 in which each one of the previously issued ordinary shares were split into 10,000 ordinary shares.

The Offering

Offering Price per ADS	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs Offered by Us	ADSs (or ADSs if the underwriters exercise in full the over-allotment option).

ADSs Outstanding Immediately After This Offering	ADSs (or ADSs if the underwriters exercise in full the over-allotment option).

Ordinary Shares Outstanding Immediately After This Offering	ordinary shares (or ordinary shares if the underwriters exercise in full the over-allotment option), excluding ordinary shares issuable upon the exercise of options outstanding under our share incentive plan as of the date of this prospectus.

The ADSs	Each ADS represents ordinary shares, par value US$0.0001 per share.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for any such exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If you continue to hold your ADSs, you will be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Over-Allotment Option	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs at the initial public offering price, less underwriting discounts and commissions.

Use of Proceeds	We estimate that we will receive net proceeds of approximately US$ million from this offering, assuming an initial public

offering price of US$     per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ over-allotment option.

We anticipate using the net proceeds of this offering for (i) expanding and enhancing our content offerings, (ii) product development and technology infrastructure, (iii) marketing and promotion of our products and branding and (iv) general corporate purposes, including potential acquisitions and investments (although we are not currently negotiating any such acquisitions or investments).

See “Use of Proceeds” for more information.

Lock-up	[We, our officers and directors, our existing shareholders and certain option and warrant holders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions]. See “Shares Eligible for Future Sale” and “Underwriting.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks relating to investing in our ADSs. You should carefully consider these risks before deciding to invest in our ADSs.

[Directed Share Program]	[At our request, the underwriters have reserved up to % of the ADSs being offered by this prospectus for sale at the initial public offering price to certain of our directors, executive officers, employees, business associates and members of their families. The sales will be made by , an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs. Certain participants may be subject to the lock-up agreements as described in “Underwriting — Directed Share Program” elsewhere in this prospectus.]

Listing	We will apply to list our ADSs on the [NYSE/NASDAQ]. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Proposed [NYSE/NASDAQ] Trading Symbol	QT

Payment and settlement	The underwriters expect to deliver the ADSs against payment on , 2018, through the facilities of the Depositary Trust Company, or DTC.

Depositary

The total number of ordinary shares that will be outstanding immediately after this offering is based upon (i) 50,000,000 ordinary shares issued and outstanding as of the date of this prospectus (including (1) 10,000,000 ordinary shares held by a nominee of our equity incentive trust, of which 2,516,899 are underlying shares of vested options as of the date hereof and (2) 15,937,500 ordinary shares which are restricted shares beneficially owned by our co-founders and are expected to be fully vested upon the completion of this offering); (ii) conversion of all outstanding convertible redeemable preferred shares (including series A, series A1, series B1 and series B2 convertible redeemable preferred shares) into 15,422,829 ordinary shares; and (iii)              ordinary shares issued in connection with this offering (assuming the underwriters do not exercise their option to purchase additional ADSs), but excludes:

•	2,004,725 ordinary shares issuable upon the exercise of outstanding share options under our 2018 equity incentive plan;

•	959,416 ordinary shares reserved for future issuance under our 2018 equity incentive plan; and

•	211,724 series B2 convertible redeemable preferred shares to be issued pursuant to a warrant that has been exercised by an investor.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of comprehensive loss data and summary consolidated statements of cash flows data for the years ended December 31, 2016 and 2017 and summary consolidated balance sheets data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States, or the U.S. GAAP. Our historical results are not necessarily indicative of results to be expected for any future period. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

Summary Consolidated Statements of Comprehensive Loss Data

	Year Ended December 31,
	2016		2017
	RMB	US$	RMB	US$
	(in thousands, except for percentages, share and per share data)
Revenues:
Advertising revenue	57,880	8,896	512,883	78,829
Other revenue	74	11	4,170	641

Net revenues	57,954	8,907	517,053	79,470

Cost of revenues(1)	7,178	1,103	76,481	11,755
Gross profit	50,776	7,804	440,572	67,715
Operating expenses(1):
Research and development	2,627	404	15,317	2,354
Sales and marketing	54,633	8,397	494,724	76,038
General and administrative	4,427	680	25,947	3,988

Total operating expenses	61,687	9,481	535,988	82,380

Loss from operations(2)	(10,911)	(1,677)	(95,416)	(14,665)

Interest income	51	8	673	104
Others, net	(2)	(0)	(17)	(3)

Loss before income tax expenses	(10,862)	(1,670)	(94,760)	(14,564)
Income tax expenses	—	—	—	—

Net loss	(10,862)	(1,670)	(94,760)	(14,564)

Accretion to convertible redeemable preferred shares redemption value	—	—	(6,012)	(924)
Net loss attributable to Qtech Ltd.’s ordinary shareholders	(10,862)	(1,670)	(100,772)	(15,488)

Other comprehensive income
Foreign currency translation adjustment, net of nil tax	—	—	24	3

Comprehensive loss attributable to Qtech Ltd.	(10,862)	(1,670)	(100,748)	(15,485)

Net loss per share attributable to Qtech Ltd.
– Basic and diluted	(0.45)	(0.07)	(4.19)	(0.64)

	Year Ended December 31,
	2016		2017
	RMB	US$	RMB	US$
	(in thousands, except for percentages, share and per share data)
Weighted average number of ordinary shares used in per share calculation:
– Basic and diluted	24,062,500	24,062,500	24,062,500	24,062,500

(1)	Cost of revenues and operating expenses from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2016		2017
	RMB	US$	RMB	US$
	(in thousands)
Cost of revenues	120	18	484	74
Research and development	166	26	220	34
Sales and marketing	74	11	950	146
General and administrative	2,664	409	15,134	2,326

(2)	We recognized share-based compensation expenses of RMB0.4 million (US$0.1 million) and RMB3.4 million (US$0.5 million) in 2016 and 2017, respectively.

Summary Consolidated Balance Sheets Data

	As of December 31,
	2016		2017
	RMB	US$	RMB	US$
	(in thousands)
Cash and cash equivalents	269	41	278,458	42,798
Short-term investments	12,370	1,901	129,770	19,945
Total current assets	29,758	4,574	466,208	71,655
Total assets	29,896	4,594	476,581	73,249
Registered users’ loyalty payable	1,023	157	20,977	3,224
Accrued liabilities related to user loyalty programs	24,509	3,767	187,003	28,742
Total liabilities	41,087	6,315	311,246	47,837
Mezzanine equity	—	—	273,895	42,097
Total shareholders’ deficits	(11,191)	(1,720)	(108,560)	(16,685)

Summary Consolidated Statements of Cash Flows Data

	Year Ended December 31,
	2016		2017
	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash provided by operating activities	12,719	1,955	132,226	20,323
Net cash used in investing activities	(12,523)	(1,925)	(121,919)	(18,738)
Net cash provided by financing activities	—	—	272,121	41,824
Net increase in cash and cash equivalents	196	30	282,428	43,409
Effect of exchange rate changes on cash and cash equivalents	—	—	(4,239)	(652)
Cash and cash equivalents at beginning of the year	73	11	269	41
Cash and cash equivalents at the end of the year	269	41	278,458	42,798

Key Operating Metrics

We regularly review a number of key operating metrics to evaluate our business and measure our performance. The table below sets forth key operating metrics relating to the Qutoutiao mobile application.

	For the Three Months Ended
	September 30	December 31	March 31	June 30	September 30	December 30
	2016		2017
	(in millions, except for percentages and per user data)
Registered users as of the end of the period	4.6	11.3	17.8	28.0	46.8	72.8
Average MAUs during the period	1.7	3.9	5.7	8.8	16.0	24.2
Average DAUs during the period	0.5	1.5	2.5	3.9	6.4	9.5
Average daily PVs during the period	8.4	26.3	47.9	82.5	135.0	225.5
Video PVs as a percentage of total PVs during the period (%)	2.4	5.7	4.2	6.9	11.1	28.4
Average daily time spent per DAU during the period (minutes)	27.2	29.0	31.3	33.7	34.0	32.3

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could materially and adversely affect our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Industry and Business

We have a limited operating history, which makes it difficult to evaluate our business.

We launched Qutoutiao in June 2016. We have experienced rapid growth since the launch of Qutoutiao in terms of registered users, MAUs, DAUs and revenues. However, our historical growth may not be indicative of our future performance, and we cannot assure you that this level of significant growth will be sustainable or achievable at all in the future. Our growth prospects should be considered in light of the risks and uncertainties that fast-growing companies with limited operating history in our industry may encounter, including, among others, risks and uncertainties regarding our ability to:

•	retain existing users on, and attract new users to, our platform;

•	present real-time customized feeds to users based on their profiles, behaviors and social relationships;

•	maintain the effectiveness of our user loyalty programs;

•	maintain stable relationships with our content providers;

•	develop and implement successful monetization measures;

•	convince advertising customers of the benefits of our advertising services compared to alternative forms of marketing;

•	increase brand awareness through marketing and promotional activities;

•	upgrade existing technology and infrastructure and develop new technologies to support increasing user traffic, improve user experience, expand functionality and ensure system stability;

•	successfully compete with other companies that are currently in, or may in the future enter, our industry;

•	attract, retain and motivate talented employees;

•	adapt to the evolving regulatory environment; and

•	defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

All of these endeavors involve risks and will require significant capital expenditures and allocation of valuable management and employee resources. We cannot assure you that we will be able to effectively manage our growth or implement our business strategies effectively. If the market for our platform does not develop as we expect or if we fail to address the needs of this dynamic market, our business, results of operations and financial condition will be materially and adversely affected.

If we fail to acquire new users or retain existing users, or if user engagement on our platform declines, our business, results of operations and financial condition may be materially and adversely affected.

The growth of our user base and the level of user engagement are critical to our success. Our Qutoutiao mobile application had approximately 24.2 million average MAUs and 9.5 million average DAUs in the three months ended December 31, 2017. Our business has been and will continue to be significantly affected by our success in growing the number of active users and increasing their overall level of engagement on our platform. We anticipate that our user growth rate will slow over time as the size of our user base increases. To the extent our user growth rate slows, our success will become increasingly dependent on our ability to increase user engagement with our platform. We have implemented user account systems and loyalty programs to, among other things, help us cost effectively acquire new users and develop an engaged user base. However, although such user account systems and loyalty programs have contributed significantly to the growth in our registered users and high user engagement in the past, there can be no assurance that such systems and programs will continue to function effectively. Additionally, our acquisition cost per user may increase as we implement new marketing initiatives, such as placing advertisements in app stores. Our user engagement efforts, including by increasing the number of content providers, expanding the breadth and quality of content, including video and user generated content, on our platform, diversifying into new content formats and strengthening our content recommendation capabilities, may also not achieve expected results. Users may no longer perceive content and other products and services on our platform to be entertaining and relevant, and we may not be able to attract users or increase their usage frequency of our platform. If we fail to execute any such new initiatives successfully or in a cost-effective manner, our business, results of operations and financial condition would be materially and adversely affected. If we are unable to grow our user base or the level of user engagement, or if the number of users or their level of engagement declines, this could result in our platform being less attractive to potential new users and thus advertising customers, which would have a material and adverse impact on our business, results of operations and financial condition.

If we do not continue to increase the strength of our brand, we may not be able to maintain current or attract new users and customers for our products and services.

Our operational and financial performance is highly dependent on the strength of our brand. We believe we enjoy lower user acquisition cost compared to acquiring users through online advertising. Our platform’s innovative user account systems and gamified loyalty programs enable us to focus our resources on directly connecting with new users. In order to further expand our user base, we may need to substantially increase our marketing expenditures to enhance brand awareness.

In addition, negative coverage in the media of our company could threaten the perception of our brand, and we cannot assure you that we will be able to defuse negative press coverage about our company to the satisfaction of our investors, users, advertising customers and content providers. If we are unable to defuse negative press coverage about our company, our brand may suffer in the marketplace, our operational and financial performance may be negatively impacted and the price of our ADSs may decline.

Furthermore, we have not completed the trademark registration for “Qutoutiao,” the name of our flagship mobile application. After we submitted our application material with the relevant authorities, one of our competitors filed an objection on the ground that “Qutoutiao” is similar to a trademark registered by such competitor. We believe such objection is meritless and we have contested the objection and submitted the written defense to the Trademark Office in February 2018. However, there can be no assurance that we will be able to prevail and register “Qutoutiao” as a trademark. If we fail to do so, we will not be able to protect our brand name. In addition, if our competitor initiate lawsuit against on for infringing its trademark, we may be forced to adopt a new brand name for our flagship mobile application. As a result, we may incur additional marketing cost to raise awareness of such new brand name. We may also be ordered to pay a significant amount of damages, and our business, results of operations and financial condition could be materially and adversely affected.

Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services that provide news or to cease the Internet access services provided by third parties to us.

The PRC government regulates the Internet industry extensively, including foreign ownership of, and the licensing requirements pertaining to, companies in the Internet industry. A number of regulatory agencies, including the Ministry of Culture, or the MOC, the Ministry of Industry and Information Technology, or MIIT, the Cyberspace Administration of China, or CAOC, the General Administration of Press and Publication, Radio, Film and Television, or GAPPRFT, the State Council Information Office, or the SCIO, and other governmental authorities, jointly regulate all major aspects of the Internet industry. Operators are required to obtain various government approvals and licenses prior to providing the relevant Internet information services.

Our platform primarily focuses on light entertainment content. Nonetheless, certain content related to current affairs, finance, society and economy provided on our Qutoutiao mobile application may be deemed to be news content. According to the Provisions for the Administration of Internet News Information Services issued by the national CAOC on May 2, 2017 that became effective on June 1, 2017, an Internet news license shall be obtained for a provider of Internet news information services to the public in a variety of ways, including through the offering of platforms for the dissemination of Internet news. As such, we may be required to obtain an Internet news license from CAOC for the dissemination of news through our mobile application. See “Regulation — Regulation on Internet News Dissemination.” As a result of our lack of an Internet news license, the CAOC or its applicable office at the provincial level may order us to cease disseminating news and impose a fine on us of not less than RMB10,000 but not more than RMB30,000. In the event we were ordered to cease disseminating news, our business, results of operations and financial condition could be materially and adversely affected.

We are in the process of preparing an application for an Internet news license, and we have communicated with CAOC as to our plan to submit such application. However, there can be no assurance that our application will be accepted or approved by the regulatory authorities.

Our lack of an Internet audio-visual program transmission license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

Pursuant to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which was issued by the State Administration of Radio, Film and Television (the predecessor of GAPPRFT), or SARFT, and MIIT on December 20, 2007 and came into effect on January 31, 2008 and was amended on August 28, 2015, online transmission of audio and video programs requires an Internet audio-visual program transmission license and online audio-visual service providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual service providers that had already been operating lawfully prior to the issuance of the Audio-visual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after the Audio-visual Program Provisions was issued. See “Regulation — Regulation on Online Transmission of Audio-visual Programs.”

We currently do not possess an Internet audio-visual program transmission license. As a result, the relevant regulatory authorities may find our operations to be in violation of the applicable laws and regulations. We may receive a warning and be ordered to pay a fine of not more than RMB30,000. In the case of severe contravention, we may be ordered to cease transmission of audio and video programs, be subject to a penalty equal to one to two times our total investment in the affected business and the devices we used for such operation may be confiscated. Furthermore, according to the Audio-visual Program Provisions, the telecommunications administrative authorities may, based on written opinions of GAPPRFT, and in accordance with the relevant laws and regulations on supervision of telecommunications and Internet, close our platform, revoke the license for the provision of Internet information services, or the ICP license, and order the relevant network operation entity which provides us signal access services to stop such provision of services. Such penalties would materially and adversely affect our business, results of operations and financial condition.

New content formats and other products and services and changes to existing content formats and products and services could fail to attract users or generate revenues.

Our ability to increase the size and engagement level of our user base, attract advertising customers and generate revenues will depend in part on our ability to create and offer successful new content formats and other products and services. Such new content formats and other products and services may involve new distribution capabilities or technologies with which we have little or no prior development or operating experience, such as literatures, games and live streaming. We may also continuously refine our existing content formats and other products and services as part of our efforts to further enhance user engagement. However, if such efforts or our efforts in launching new content formats and other products and services fail to engage users, we may fail to attract or retain users or to generate sufficient revenues to justify our investments, and our business, results of operations and financial condition could be adversely affected.

If we are unable to compete effectively in the industry we operate, our business, results of operations and financial condition may be materially and adversely affected.

Competition for user traffic and user engagement, as well as advertising and marketing spending, is intense and we face strong competition in our business. Our primary competitors include content aggregators such as Jinritoutiao, Tiantiankuaibao (operated by Tencent) and Yidianzixun (an affiliate of Phoenix News). To a lesser extent, we also compete with mobile news portals such as Tencent News, SINA News, Sohu News, NetEase News and Phoenix News. Many of our competitors have more resources and longer operating history than us. As we plan to enhance our video content, we also compete with a number of “pure play” short video platforms, including Kuaishou, Huoshan, Xigua and Douyin. New players may emerge and seek to imitate our business strategies, thereby directly competing with us for users. Furthermore, we may face potential competition from global online content delivery platforms that seek to enter the China market, whether independently or through the formation of strategic alliances with, or acquisition of, PRC Internet companies. If we are not able to effectively compete with our competitors, our overall user base and level of user engagement may decrease. We may be required to spend additional resources to further enhance our brand recognition and promote our products and services, and such additional spending could adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to reduced number of users and advertising customers. Our competitors may unilaterally decide to adopt a wide range of measures targeted at us, including possibly designing their products to negatively impact our operations. Any legal proceedings or measures we take in response to competition and disputes with our competitors may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

In addition, our users face a vast array of entertainment choices. Other forms of entertainment, including other Internet-based activities such as social networking, online video or games, live streaming, as well as offline games and activities such as television, movies and sports, are much larger and more well-established markets and may be perceived by our users to offer greater variety, affordability, interactivity and enjoyment. Our platform competes against these other forms of entertainment for the discretionary time and spending of our users. If we are unable to sustain sufficient interest in our platform in comparison to other forms of entertainment, including new forms of entertainment that may emerge in the future, our business model may no longer be viable.

The Chinese government may prevent us from distributing content that it believes is inappropriate and we may be subject to penalties for such content or we may have to interrupt or stop the operation of our platform.

China has enacted regulations governing Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet or through mobile Internet devices that it believes violates Chinese law, including content that it believes is obscene or defamatory, incites violence, endangers the national security, or contravenes the national interest. In addition, certain news items, such as news relating to national security, may not be published without permission from the Chinese government. If the Chinese government were to take any action to limit or prohibit the distribution of information through our mobile applications, or to limit or regulate any current or future content or services available to users on our platform, our business could be significantly harmed. Although we have adopted internal procedures to monitor the content displayed on our platform, due to the significant amount of content, including UGC, we may not be able to identify all the content that may violate relevant laws and regulations. Failure to identify and prevent inappropriate or illegal content from being displayed on our platform may subject us to penalties, including suspension of operations.

Moreover, because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions, or what restrictions might be imposed in the future. For example, in 2005, SARFT issued a notice prohibiting commercials for wireless value-added services related to “fortune-telling” from airing on radio and television stations effective in February 2005. GAPPRFT or other Chinese government authorities may prohibit the marketing of other types of wireless value-added services through mobile applications, which could materially and adversely affect our business, results of operations and financial condition.

We generate a substantial majority of our revenues from advertising. A decline in our advertising revenue could harm our business.

We generated almost all of our revenues from advertising services in 2016 and 2017. When we first commenced our business, we collaborated with various third-party advertising platforms to place advertisements on our mobile applications. To enhance our platform’s monetization capabilities, we acquired an advertising agent in February 2018 that operate an programmatic advertising system. This system will serve to power our advertising solutions while reducing the use of third-party advertising platforms. In 2017, 26.2% of our total net revenues were generated through this advertising agent. We have limited experience in operating the programmatic advertising system and in acquiring our own advertising agents and advertising customers. We may not be able to establish our own sales personnel to effectively and efficiently acquire and retain advertising agents and advertising customers. The effectiveness of our programmatic advertising system may not perform as expected and achieve widespread acceptance by advertising customers.

Our advertising customers for our programmatic advertising system are comprised of advertising agents and end advertisers. There can be no assurance that these advertising agents will continue to attract advertising customers to our platform. Furthermore, as is common in the industry, we do not enter into long-term agreements with advertising agents or advertising customers. Advertising agents and advertising customers are not obligated to use our advertising solutions on an exclusive basis and they generally use multiple channels to manage their advertising need. Accordingly, we or advertising agents must convince advertising customers to use our programmatic advertising system, increase their usage and spend a larger share of their online advertising budgets with us, and to do so on an on-going basis. Advertising customers may not continue to utilize our platform or may only be willing to advertise with us at reduced prices if we do not deliver advertising services in an effective manner, including persuading our advertising customers as to the relevancy of our user base for their products or services, or if they do not believe that their investment in advertising with us will generate a competitive return relative to alternative advertising platforms. If we fail to retain existing advertising customers or ensure that their advertising spend with us remains at similar or increased levels or attract new advertising customers to advertise on our platform, our business, results of operations and financial condition may be materially and adversely affected.

Our efforts to expand the monetization of our products and services in addition to advertising may not be successful.

In order to sustain our revenue growth, we must effectively monetize our user base and expand the monetization of our products and services in addition to advertising. We plan to leverage our user account systems and loyalty programs to induce users not only to spend the cash credits in their accounts from using our platform but also to supplement their spending on our platform with additional funds. These measures include introducing paid content such as literatures, games, animation and comics, as well as content-driven e-commerce and live streaming products. There can be no assurance that we can successfully capture such monetization opportunities. For example, users may prefer to purchase merchandise from “pure play” e-commerce platforms, which tend to offer wider selections and may provide better services due to their deeper industry experience. In addition, we have primarily offered free content to users, and our paid content may not gain significant user acceptance. If we were unable to successfully execute our monetization strategies, our business, results of operations and financial condition would be materially and adversely affected.

If we fail to continue to anticipate user preferences and interests, we may not be able to generate sufficient user traffic to remain competitive.

Our success depends on our ability to intelligently deliver personalized light entertainment content to users. Through an automated process, we develop interest and social graphs for each user based on such person’s profile, behavior and social relationships. The user’s behavior also provides us with a granular view of the topics and content characteristics that likely are of interest to the user. In addition, the interest and social graphs take into account the user’s social relationships with other users and such other users’ interests, including their behaviors. Our content recommendation engine analyzes content and the interest and social graphs of each user to identify content that is most likely to interest such person. Such recommendation is based on analysis we have made as to user preferences and interests, and any errors in such analysis may lead our system to recommend content that fail to attract users. Furthermore, our future success will depend on our ability to anticipate and adapt new technologies. If we fail to continuously improve user experience through better recommendation results, we may not be able to compete effectively with our competitors, and our business, results of operations and financial condition may be materially and adversely affected.

If content providers on our platform do not continue to contribute content, decrease the amount of content contributed or the quality of their contributions declines, we may experience a decrease in the number of users and level of user engagement.

Our success depends on our ability to generate sufficient user traffic through the intelligent delivery of personalized light entertainment content, which in turn depends on the content contributed by our content providers. We believe that access to light entertainment-oriented and easily digestible content is one of the main reasons users visit Qutoutiao. We encourage our content providers to actively contribute quality content that will resonate with our users by implementing a system in which fees paid to them are related to the amount of views associated with content they contribute. We also seek to foster a broader and more engaged user base by encouraging social interactions and production of user generated content. If our content providers do not continue to contribute content, including user generated content, to our mobile applications due to their dissatisfaction with our fee arrangements with them, their entry into exclusive arrangements with other platforms or any other reasons, or the attractiveness of their content declines, and we are unable to provide users with entertaining and relevant content, our user base and user engagement may decline. If we were required to share a higher proportion of advertising revenue with content providers in order to enhance the quality of content delivered by us or increase the amount of content provided to us, our profitability could be materially and adversely affected. If we experience a decline in the number of users or the level of user engagement, advertising customers may not view our platform as attractive for their advertising expenditures and may reduce their spending with us, which would harm our business, results of operations and financial condition.

We have incurred net losses in the past, and we may not be able to achieve or subsequently maintain profitability.

Since our inception, we have incurred net losses. In 2016 and 2017, we recorded net losses of RMB10.9 million (US$1.7 million) and RMB94.8 million (US$14.6 million), respectively. We believe that our future revenue growth will depend on, among other factors, our ability to attract new users, increase user stickiness and level of engagement, establish effective monetization strategies, compete effectively and successfully, and develop new products and services. Accordingly, you should not rely on the revenues of any prior quarterly or annual period as an indication of our future performance. We also expect our costs to increase in future periods as we continue to expand our business and operations. In addition, we expect to incur substantial costs and expenses as a result of being a public company. If we are unable to generate adequate revenues and to manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or subsequently maintain profitability.

Our current dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently generate a significant portion of our net revenues from a limited number of third-party advertising platforms. Baidu, which is our largest customer and operates a third-party advertising platform, contributed 69.6% and 43.5% of our net revenues in 2016 and 2017, respectively. Baidu also accounted for 90.3% and 59.8% of our accounts receivable as of December 31, 2016 and 2017, respectively. We supply traffic to the customer’s platform through advertisements placed on our mobile applications. Baidu has the right to terminate its agreement with us at any time. Such concentration of customers was primarily the result of our limited operating history and the fact that when we first commenced our business, we only collaborated with a limited number of third-party advertising platforms to place advertisements on our platform. Although we are reducing our collaboration with third-party advertising platforms, certain of these platforms may continue to contribute a large portion of our net revenues in the near future. Any adverse change in our relationship with these advertising platforms, including our arrangements with them, or a decrease in the amount or quality of the advertisement placed by these platforms on our mobile applications may materially and adversely affect our results of operations.

Our user metrics and other estimates are subject to inherent challenges in measuring our operating performance, which may harm our reputation.

We regularly review MAUs, DAUs, number of page views and other operating metrics to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data, have not been validated by an independent third party, and may not be indicative of our future financial results. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our platform is used across a large population in China. For example, we may not be able to distinguish individual users who have multiple registered accounts.

Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users were to occur, we might expend resources to implement unnecessary business measures or fail to take required actions to remedy an unfavorable trend. If advertising customers or investors do not perceive our user or other operating metrics to accurately represent our user base, or if we discover inaccuracies in our user or other operating metrics, our reputation may be harmed.

If we fail to effectively manage our growth, our business, results of operations and financial condition could be harmed.

We expect we will continue to experience rapid growth in our business and operations, which will place significant demands on our management, operational and financial resources. We may encounter difficulties as we establish and expand our operations, product development, sales and marketing, and general and administrative capabilities. We face significant competition for talented employees from other high-growth companies, which include both publicly traded and privately held companies, and we may not be able to hire new employees quickly enough to meet our needs. To attract highly skilled personnel, we have had to offer, and believe we will need to continue to offer, competitive compensation packages. As we continue to grow, we are subject to the risks of over-hiring, over-compensating our employees and over-expanding our operating infrastructure, and to the challenges of integrating, developing and motivating a growing employee base. In addition, we may not be able to innovate or execute as quickly as a smaller and more efficient organization. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business, results of operations and financial condition could be adversely affected.

Providing products and services to users may be costly and we expect our expenses to continue to increase in the future as we broaden our user base and increase user engagement, and develop and implement new content formats, features, products and services that require more infrastructure, such as literatures, games and live streaming. In addition, our costs and expenses, such as our labor-related expenses, product development expenses and sales and marketing expenses have grown rapidly as we have expanded our business. In particular, we have focused considerable resources on user acquisition through our loyalty programs. Our sales and marketing expenses consist primarily of cost of users’ rewards associated with our user loyalty programs, which increased from RMB50.9 million (US$7.8 million) in 2016 to RMB419.6 million (US$64.5 million) in 2017, representing 87.8% and 81.2% of our net revenues in 2016 and 2017, respectively. Historically, our costs have increased due to these factors and we expect to continue to incur increasing costs to support our anticipated future growth. We expect to continue to invest in our infrastructure to enable us to provide our products and services rapidly and reliably to users. Continued growth could also strain our ability to maintain reliable service levels for our users, content providers and advertising customers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, results of operations and financial condition could be harmed.

Advertisements on our mobile applications may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our mobile applications to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to mobile application posting, such as advertisements relating to medical treatment, pharmaceuticals, medical instruments, agrochemicals, veterinary pharmaceuticals and health food, we are obligated to confirm that such review has been performed and approval has been obtained from relevant governmental authorities, which include the local branch of the State Administration for Industry & Commerce, or the SAIC, the local branch of the State Food and Drug Administration, the local branch of the Ministry of Health and the local branch of the State Administration of Traditional Chinese Medicine. On April 24, 2015, the Standing Committee of the National People’s Congress issued the Advertisement Law, which took effect on September 1, 2015, to further strengthen the supervision and management of advertisement services. In addition, on July 4, 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising, or the New Interim Measures, to further regulate Internet advertising activities. Pursuant to these laws and regulations, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. Also, according to the New Interim Measures, no advertisement of such special products or services which are subject to examination by an advertising examination authority shall be published unless it has passed such examination. In addition, an Internet advertisement shall be identifiable and clearly identified as an “advertisement” so that consumers will know that it is an advertisement. Paid search advertisements shall be clearly distinguished from natural search results. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. PRC governmental authorities may even force us to terminate our advertising operation or revoke our licenses in circumstances involving serious violations. We include clauses in most of our advertising contracts requiring that all advertising content provided by advertising customers must comply with relevant laws and regulations. Pursuant to the contracts between us and the relevant advertising agents or advertising customers, they are liable for all damages to us caused by their breach of such representations. However, there can be no assurance that we will be able to successfully enforce our contractual rights.

We cannot assure you that all of the content contained in such advertisements is true and accurate as required by the advertising laws and regulations. For example, the Advertisement Law provides that an advertisement operator who posts false or fraudulent advertisements related to the life and health of the consumers, or who knows or should have known other kind of posted advertisement is false or fraudulent will be subject to joint and several liabilities. Under the Detailed Implementation Rules on the Administrative Regulations for Advertisement, a mobile application must not post any advertisements that are untrue or lacking the requisite governmental approval if such type of advertisements are subject to special governmental review. The New Interim Measures provides that Internet advertisement publishers shall verify related supporting documents, check the content of the advertisement and be prohibited from publishing any advertisement with nonconforming content or without all the necessary certification documents. However, for the determination of the truth and accuracy of the advertisements, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the SAIC, which results in uncertainty in the application of these laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, results of operations and financial condition.

If we fail to detect click-through fraud of our platform, we could lose the confidence of advertising customers and our revenues could decline.

We are exposed to the risk of click-through fraud on our advertising services. Click-through fraud occurs when a person, automated script or computer program imitates a legitimate user clicking on an advertisement, for the purpose of generating a charge per click without having actual interest in the target of the advertisement’s link. If we fail to detect fraudulent clicks or otherwise are unable to prevent such fraudulent activity, the affected advertising customers may experience a reduced return on their investment in our mobile advertising services and lose confidence in the integrity of our services. If this happens, our reputation may be damaged and we may be unable to retain existing advertising customers and attract new advertising customers for our advertising services and our advertising revenue could decline.

If we fail to detect user misconduct on our platform, our business, results of operations and financial condition may be materially and adversely affected.

Our platform enables users to upload content, post comments, interact with others and engage in various other online activities. As the gatekeeper for our platform, our content management system is designed to ensure both the quality and appropriateness of information presented to users, which include content and comment postings. We undertake an efficient and thorough screening process that involves both algorithm-based screening and manual review. We have also implemented a complaint procedure that enables us to identify bad content with our users’ help. However, such procedures may not prevent all illegal or impropriate content or comments from being posted. In response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our mobile application. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected, and the price of our ADSs may decline.

Additionally, we may be subject to fines or other disciplinary actions, including suspension or revocation of the licenses necessary to operate our platform, if we are deemed to have facilitated the appearance of inappropriate content placed by third parties on our platform. Furthermore, we may face claims for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other claims based on the nature and content of the information delivered on or otherwise accessed through our platform. Defending such actions could be costly and involve significant time and attention of our management and other resources, which would materially and adversely affect our our business, results of operations and financial conditions.

Our ability to prevent the misuse of our user loyalty programs while ensure their efficacy in user acquisition and engagement will have a material effect as to our business, results of operations and financial condition.

To incentivize word-of-mouth viral referrals and improve user engagement, we have gamified our platform by giving users rewards and cash credits in certain cases for taking specific actions. Such actions primarily include making referrals of our Qutoutiao mobile application to new users or for user engagement such as through the viewing or sharing of content, providing valuable comments and encourage inactive users to continue to use Qutoutiao. Rewards are automatically exchanged into cash credits at the end of each day based on an exchange rate determined by us. A user can then withdraw cash credits, which reflects the same amount of cash value, from the user’s account after the balance exceed a minimum amount as determined by us from time to time. A user can also currently redeem cash credits by purchasing merchandise through the marketplace on our Qutoutiao mobile application. Our user loyalty programs also cover our Quduopai mobile application. Our user loyalty programs have contributed significantly to the growth in our registered users and high user engagement. Such user loyalty programs are designed to balance between their efficacy in user acquisition and engagement while preventing users from using our mobile applications merely for the rewards. Our inability to achieve such balance may make our user loyalty programs no longer becoming enticing to users, which may materially and adversely affect user growth and user engagement. Moreover, we cannot assure you that there will not be users who are only attracted to our mobile applications because of our user loyalty programs. We have mechanisms in place to prevent potential abuse of our user loyalty programs. For example, for each article, the content page initially only shows the first few paragraphs and images, and the user must click an additional icon to see the rest. Our system takes into account how fast the user scrolls down the page to determine whether the viewer has actually viewed the article. However, our system may not be able to detect all instances of abuse. Furthermore, although our loyalty programs are designed so that only a small amount of reward is provided for taking any specific action with the aim to entice user referral and engagement, we cannot ensure you that there will not be users who will be able to hack our user loyalty programs to make earning rewards a highly lucrative endeavor. We have also focused on developing fraud detection technologies to combat fraudulent users and activities targeting our user loyalty programs and we cannot assure you that such system will be effective in identifying fraud. If we allow users to improperly earn rewards, our business, results of operations and financial condition may be materially and adversely affected. As clearly stated in our user agreement, we have the sole discretion in determining user misuse of our user loyalty programs, and we may freeze a user’s account if we find such user misused our user loyalty programs. Certain users that have their accounts frozen have complained online. Such complaints could undermine the public perception and credibility of our platform, and our business, results of operations and financial condition could be materially and adversely affected.

Our results of operations may fluctuate from quarter to quarter, which makes them difficult to predict.

Our quarterly results of operations have fluctuated in the past and will continue to fluctuate in the future. As a result, our past quarterly results of operations are not necessarily indicators of future performance. Our results of operations in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

•	our ability to grow our user base and user engagement;

•	fluctuations in spending by our advertising customers, including as a result of seasonality or other factors;

•	our ability to attract and retain advertising customers;

•	the occurrence of planned or unplanned significant events, including events that may cause substantial share-based compensation or other charges;

•	the development and introduction of new content formats, products or services or changes in features of existing content formats, products or services;

•	the impact of competitors or competitive products and services;

•	increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;

•	changes in the legal or regulatory environment or proceedings, including with respect to security, privacy or enforcement by government regulators, including fines, orders or consent decrees; and

•	changes in Chinese or global business or macroeconomic conditions.

Given our limited operating history and the rapidly evolving market in which we compete, our historical results of operations may not be useful to you in predicting our future results of operations. Our short operating history and our rapid growth make it difficult for us to identify recurring seasonal trends in our business. The advertising industry in China experiences seasonality. Historically, advertising spending and user activities on our platform tend to be the lowest in the first quarter of each calendar year due to long holidays around the Lunar New Year, and we believe this seasonality affects our quarterly results.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on our ability to own key assets such as our mobile applications.

The Chinese government heavily regulates the Internet industry, including foreign investment in the Chinese Internet industry, content on the Internet and license and permit requirements for service providers in the Internet industry. Since some of the laws, regulations and legal requirements with respect to the Internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the Chinese legal system is based on written statutes, such that prior court decisions can only be cited for reference and have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liabilities. Issues, risks and uncertainties relating to China’s government regulation of the Chinese Internet sector include the following:

•	We operate our mobile applications in China through businesses controlled via contractual arrangements versus direct ownership due to restrictions on foreign investment in businesses providing value-added telecommunication services, including substantially all of our paid services and advertising services.

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Uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices, give rise to the risk that some of our permits, licenses or operations may be subject to challenge, which may be disruptive to our business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on us. The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liability, temporary blockage of our mobile applications or complete shut-down of our mobile applications. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website or mobile applications it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. In addition, the newly amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any content on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the service provider to liability and certain penalties imposed by the State Security Bureau, Ministry of Public Security and/or MIIT or their respective local counterparts.

•	On September 28, 2009, the General Administration of Press and Publication (the predecessor of GAPPRFT), or the GAPP, and the National Office of Combating Pornography and Illegal Publications jointly published a circular expressly prohibiting foreign investors from participating in Internet game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. On February 4, 2016, the GAPPRFT and the MIIT jointly issued the Rules for the Administration for Internet Publishing Services, or the Internet Publishing Rules, which took effect in March 10, 2016 and prohibit wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises from engaging in the provision of web publishing services. Under such rules, an Internet publishing license is required for a provider of online publications. Uncertainty remains regarding the interpretation of relevant concepts, including “online publications”. Although we have not been required by the GAPPRFT or other relevant authorities to obtain an Internet publishing license so far, we may face further scrutiny by such authorities, which may require us to apply for such license and/or subject us to penalties. In addition, project cooperation between an Internet publishing service provider and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual involving Internet publishing services shall be subject to examination and approval by the GAPPRFT in advance.

Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. The adoption of additional laws or regulations may impede the growth of the Internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business. Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could significantly disrupt our operations or subject us to penalties.

The interpretation and application of existing PRC laws, regulations and policies, the stated positions of relevant PRC government authorities and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business.

Non-compliance with law on the part of third parties with which we conduct business could disrupt our business and adversely affect results of our operation and financial condition.

Third parties with which we conduct business, such as content providers, advertising agents, advertising customers and merchandise suppliers, may be subject to regulatory penalties or punishments because of their regulatory compliance failures or may be infringing upon other parties’ legal rights, which may, directly or indirectly, disrupt our business. Although we conduct review of legal formalities and certifications before entering into contractual relationships with third parties, and take measures to reduce the risks that we may be exposed to in case of any non-compliance by third parties, we cannot be certain whether such third party has violated any regulatory requirements or infringed or will infringe any other parties’ legal rights. For example, content providers may submit copyrighted content that they have no right to distribute. While our content management system screens content for potential copyright infringements, we may not be able to identify all instances of copyright infringement. In the event we deliver content that violates copyrights of a third party, we may be required to pay damages to compensate such third party. Even though we have the contractual right to seek indemnification from the relevant content provider for such payment, there can be no assurance that we will be able to enforce such right. As a result, our business, results of operations and financial condition could be materially and adversely affected. Similarly, advertising content of advertising customers may also not be in full compliance with applicable laws and regulations that may have an adverse effect as to our business, results of operations and financial condition. See “— Advertisements on our mobile applications may subject us to penalties and other administrative actions.”

We cannot rule out the possibility of incurring liabilities or suffering losses due to any non-compliance by third parties. We cannot assure you that we will be able to identify irregularities or non-compliance in the business practices of third parties we conduct business with, or that such irregularities or non-compliance will be corrected in a prompt and proper manner. Any legal liabilities and regulatory actions affecting third parties involved in our business may affect our business activities and reputation, and may in turn affect our business, results of operations and financial condition.

Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using our mobile applications and negatively impact our business.

We collect personal data from our users in order to better understand our users and their needs and to help advertising customers target specific demographic groups. Through an automated process, we develop a social graph for each user based on such person’s profile, behavior and social relationships. Concerns about the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and customers and adversely affect our business, results of operations and financial condition. While we strive to comply with applicable data protection laws and regulations, as well as our own posted privacy policies and other obligations we may have with respect to privacy and data protection, the failure or perceived failure to comply may result, and in some cases has resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and customers, which could have an adverse effect on our business.

Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We expect to continue to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of products and services we offer and expand our user base.

New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. For example, if privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to advertising customers.

If we are unable to keep pace with rapid technological changes in the mobile Internet industries, our business may suffer.

The mobile feed industry, and the Internet industry in general, are characterized by constant changes, including rapid technological evolution, continual shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Thus, our success will depend, in part, on our ability to respond to these changes in a cost-effective and timely manner. If we are unable to keep up with big data analysis, artificial intelligence and other technological developments, users may no longer be attracted to our platform. A decrease in the number of active users may reduce our monetization opportunities and have a material and adverse effect on our business, results of operations and financial condition.

Our technological capabilities and infrastructure underlying our platform are critical to our success. The industry we operate in is subject to rapid technological changes and is evolving quickly in terms of technology innovation. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant resources, including financial resources, in research and development to keep pace with technological advances in order to make our products and services competitive in the market. However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which the technology has been and will continue to be developed, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. New technologies in programming or operations could render our technologies, our platform or products or services that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related product development costs, outsourcing costs and licensing fees, which could result in a decline in our revenues and market share.

If our security measures are breached, or if our products and services are subject to attacks that degrade or deny the ability of users to access our products and services, our products and services may be perceived as not being secure, users may curtail or stop using our products and services and our business, results of operations and financial condition may be harmed.

Our products and services involve the storage and transmission of users’ information, and security breaches expose us to a risk of loss of this information, litigation and potential liability. We may experience cyber-attacks of varying degrees, including attempts to hack into our user accounts or redirect our user traffic to other websites. Functions that facilitate interactivity with other mobile applications, such as WeChat, which among other things allows users to log into our platform using their WeChat identities, could increase the scope of access of hackers to user accounts. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce employees or users to disclose sensitive information in order to gain access to our data or our users’ data or accounts, or may otherwise obtain access to such data or accounts. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our products and services that could have an adverse effect on our business, results of operations and financial condition. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose users and we may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business, results of operations and financial condition.

Negative publicity about us, our services, operations and our management may adversely affect our reputation and business.

We have from time to time received negative publicity, including negative Internet and blog postings about our company, our business, our management or our services. Certain of such negative publicity may be the result of malicious harassment or unfair competition acts by third parties. We may even be subject to government or regulatory investigation as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to defend ourselves against such third-party conduct, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may be materially and adversely affected as a result of any negative publicity, which in turn may cause us to lose market share, users, advertising customers and other third parties we conduct business with. We have implemented user loyalty programs to gamify user experience and tap into the competitive reward psyche of users. However, some users have misunderstand the purpose of the system and expect it to function as a source of significant monetary compensation. Such users have complained about the inadequacy of rewards through Internet blog postings. Such postings could have a material and adverse effect on our ability to acquire new customers.

We may incur liability for merchandise sold on our platform that are without or have yet to receive proper authorization, infringe on other parties’ intellectual property rights, or fail to comply with related permits or filing requirements.

Our Qutoutiao mobile application includes an online marketplace which users can access and purchase merchandise offered by third-party merchandise suppliers, which allows us to both enhance user stickiness and capture valuable monetization opportunities. We may incur liability for merchandise sold by third-party merchandise suppliers that are without or have yet to receive proper authorization, infringe on other parties’ intellectual property rights, or fail to comply with related permits or filing requirements. If any material claim occurs in the future, irrespective of the validity of such claims, we may incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant merchandise. Moreover, such claims could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

The security of operations of third-party online payment platforms may have material and adverse effects on our business.

Our users withdraw cash credits from their accounts on Qutoutiao through third-party online payment systems. Our users also can use third-party online payment systems to supplement their spending on Qutoutiao with additional funds. In such online payment transactions, secured transmission of confidential information such as customers’ personal information over public networks is essential to maintain consumer confidence.

We do not have control over the security measures of our third-party online payment platforms, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized Internet or mobile network security breach were to occur, users concerned about the security of their online financial transactions may become reluctant to purchase our virtual items even if the publicized breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage customer confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we lose active users, which may have an adverse effect on our business.

Furthermore, if any of the payment platforms we use decide to significantly increase the percentage they charge us for using their payment systems, our business, results of operations and financial condition may be materially and adversely affected.

Our business and growth could suffer if we are unable to hire and retain key personnel.

We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Competition for qualified talent in China is intense. Our future success is dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading price of our ADSs could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including share-based compensation.

We are also dependent on the services of Mr. Eric Siliang Tan, our co-founder and executive chairman. Although Mr. Tan spends significant time with us and is active in the management of our business, he does not devote his full time and attention to us. If Mr. Tan reduces his time with us in the future and become less involved with the management of our business, we may no longer benefit from his extensive industry experience and our business and growth may suffer.

Our co-founder and executive chairman Mr. Eric Siliang Tan has control over us and our corporate matters.

Our co-founder and executive chairman, Mr. Eric Siliang Tan, has control over us and our corporate matters. Innotech Group Holdings Ltd., a British Virgin Islands limited liability company which is ultimately controlled by Mr. Tan, holds 27,123,442 of our ordinary shares. In addition, pursuant to power of attorney by several shareholders, Innotech Group Holdings Ltd. has the right to exercise the voting power associated with 1,669,496 ordinary shares held by such shareholders. As a result, Innotech Group Holdings Ltd. has the voting power over 28,792,938 ordinary shares, or 52.0% of the aggregate voting power of our issued and outstanding share capital as of the date of this prospectus.

Mr. Tan is expected to remain as controlling shareholder upon the completion of this offering. After this offering, Mr. Tan will continue to have control over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

We are a “controlled company” under the rules of [NYSE/NASDAQ] and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the [NYSE Listed Company Manual/ Nasdaq Stock Market Rules] because Mr. Eric Siliang Tan holds more than 50% of the aggregate voting power of our company. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We have incurred and may continue to incur substantial share-based compensation expenses.

We have adopted a 2017 equity incentive plan that permits the grant of share options, and a 2018 equity incentive plan that permits the grant of share options, restricted shares, restricted share units, dividend equivalents, share appreciation rights and share payments as equity-based awards, to our directors, officers, employees and consultants. The maximum aggregate number of ordinary shares that may be issued pursuant to all share options and other awards under our equity incentive plans is 12,964,141, of which 10,000,000 ordinary shares are held by a nominee of our equity incentive trust. As of the date of this prospectus, options to purchase 12,004,725 ordinary shares have been granted and are outstanding under our equity incentive plans. We are required to account for options granted to our employees, directors and consultants. We are required to classify options granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the share option or other equity award. For 2017, we recorded RMB3.4 million (US$0.5 million) of share-based compensation expenses.

On January 3, 2018, entities respectively controlled by our co-founders Mr. Eric Siliang Tan and Mr. Lei Li entered into share restriction deeds with us, pursuant to which a total of 15,937,500 ordinary shares beneficially owned by such co-founders became restricted shares. 12,187,500 of such restricted shares are beneficially owned by Mr. Eric Siliang Tan and will be vested in a period over 34 months. 3,750,000 of such restricted shares are beneficially owned by Mr. Lei Li and will be vested in a period over 24 months. These share restriction deeds will be terminated, and any remaining restricted shares will be vested, upon the completion of this offering. For accounting purposes, this transaction has been reflected retrospectively similar to a reverse stock split, with a grant of 15,937,500 restricted shares to be recognized in January 2018 at their then fair value of approximately US$128.4 million and recognized as compensation expense over the vesting periods. For further information, see “Management — Equity Incentive Plans — Share Restriction Deeds.”

We believe the granting of share-based compensation is of significant importance to our ability to attract, retain and motivate our management team and talented employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase significantly, which may have an adverse effect on our results of operations and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies, Judgments and Estimates — Share-based Compensation and Valuation of Our Ordinary Shares”.

Future investments in and acquisitions of complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.

We may invest in or acquire assets, technologies and businesses that are complementary to our existing business. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to goodwill or intangible assets and exposure to potential unknown liabilities of the acquired business. Furthermore, if such goodwill or intangible assets become impaired, we may be required to record a significant charge to our results of operations. Such investments and acquisitions may also require our management team to devote a significant amount of attention. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In addition, we may have to obtain approval from the relevant PRC governmental authorities for the investments and acquisitions and comply with any applicable PRC rules and regulations, which may be costly. In the event our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.

We regard our intellectual property as critical to our success. Such intellectual property includes trademarks, domain names, copyrights, know-how and proprietary technologies. We currently rely on trademarks, copyrights, trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See “Business — Intellectual Property” and “Regulations — Regulations Related to Intellectual Property Rights.” However, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. We have not completed the trademark registration for “Qutoutiao,” the name of our flagship mobile application. After we submitted our application material with the relevant authorities, one of our competitors filed an objection on the purported ground that “Qutoutiao” is similar to a trademark registered by such competitor. We believe such objection is meritless and we have contested the objection and submitted the written defense to the Trademark Office in February 2018. However, there can be no assurance that we will be able to prevail and register “Qutoutiao” as a trademark. See “— If we do not continue to increase the strength of our brand, we may not be able to maintain current or attract new users and customers for our products and services.” In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damages. Because of the rapid pace of technological change, nor can we assure you that all of our proprietary technologies and similar intellectual property can be patented in a timely or cost-effective manner, or at all. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could materially and adversely affect our business, results of operations and financial condition.

We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or delivered to our users, which may materially and adversely affect our business, financial condition and prospects.

We may be subject to intellectual property infringement claims or other allegations by third parties for products or services on our platform, which may materially and adversely affect our business, financial condition and prospects.

Companies in the Internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in Internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

We allow content providers to upload texts, images and videos on our platform. We have procedures designed to reduce the likelihood that content might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting of copyrighted content. We may face liability for copyright or trademark infringement, defamation, unfair competition, libel, negligence, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through our platform.

Defending intellectual property litigation is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our platform to reduce the risk of future liability, may materially and adversely affect our business, financial condition and prospects.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the [NYSE/NADSAQ] after the completion of this offering. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ending December 31, 2019, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may not reach the same conclusion. Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures, and we were never required to evaluate our internal control over financial reporting within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2016 and 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2017. In accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control weaknesses may have been identified. To remedy our identified material weakness subsequent to December 31, 2017, we plan to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, we cannot assure you that we will remediate our material weakness in a timely manner.

Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal control, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs could decline and we could be subject to sanctions or investigations by the [NYSE/NADSAQ], SEC or other regulatory authorities.

The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our results of operations and financial condition.

Under PRC tax laws and regulations, our consolidated VIE, Shanghai Jifen enjoyed, or is qualified to enjoy, certain preferential income tax benefits. The modified Enterprise Income Tax Law, effective on February 24, 2017, or the EIT Law, and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state”, or HNTEs, to enjoy a reduced enterprise tax rate of 15%. According to the relevant administrative measures, to qualify as a “HNTE”, Shanghai Jifen must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as a “HNTE” is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In the event the preferential tax treatment for Shanghai Jifen is discontinued or is not verified by the local tax authorities, and the affected entity fails to obtain preferential income tax treatment based on other qualifications such as Advanced Technology Service Enterprise, it will become subject to the standard PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect.

User growth and engagement depend upon effective interoperation with operating systems, networks, devices and major mobile application distribution channels that we do not control.

We make our products and services available across a variety of mobile operating systems and through major mobile application distribution channels, namely app stores. We are dependent on the interoperability of our products and services with popular devices and mobile operating systems that we do not control, such as Android and iOS. In addition, any changes in such operating systems, devices or mobile application distribution channels that degrade the functionality of our products and services or give preferential treatment to competitive products or services could adversely affect usage of our products and services. Further, if the number of platforms for which we develop our products increases, it will result in an increase in our costs and expenses. In order to deliver high quality products and services, it is important that our products and services work well with a range of mobile operating systems and devices which we do not control. We may not be successful in developing relationships with key participants in the mobile Internet industry or in developing products or services that operate effectively with these mobile operating systems, devices and mobile application distribution channels. In the event it is difficult for our users to access and use our products and services on their mobile devices, our user growth and user engagement could be harmed, and our business, results of operations and financial condition could be adversely affected.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Internet traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at Internet data centers in large cities such as Shanghai are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the Internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage. If we are unable to increase our online content and service delivering capacity accordingly, we may not be able to continuously grow our traffic, and the adoption of our products and services may be hindered, which could adversely impact our business and our share price.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and Internet services rise significantly, our business, results of operations and financial condition may be materially and adversely affected. Furthermore, if mobile Internet access fees or other charges to mobile Internet users increase, some users may be prevented from accessing the mobile Internet and thus cause the growth of mobile Internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base and increase our attractiveness to online customers.

Our business, results of operations and financial condition may be harmed by service disruptions, or by our failure to timely and effectively scale and adapt our existing technology and infrastructure.

We may experience service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failure, capacity constraints due to an overwhelming number of people accessing our products and services simultaneously, computer viruses and denial of service, fraud and security attacks. Any disruption or failure in our infrastructure could hinder our ability to handle existing or increased traffic on our platform or cause us to lose content stored on our platform, which could significantly harm our business and our ability to retain existing users and attract new users.

As the number of our users increases and our users generate increasing volumes of user generated videos on our platform, and as we continue to diversify into new content formats, we may be required to expand and adapt our technology and infrastructure to continue to reliably store, analyze and deliver content. It may become increasingly difficult to maintain and improve the performance of our products and services, especially during peak usage times, as our products and services become more complex and our user traffic increases. In addition, because we lease our data center facilities, we cannot be assured that we will be able to expand our data center infrastructure to meet users’ demand in a timely manner, or on favorable economic terms. If our users are unable to access Qutoutiao or we are not able to make information available rapidly on Qutoutiao, or at all, users may become frustrated and seek other channels for their light entertainment needs, and may not return to Qutoutiao or use Qutoutiao as often in the future, or at all. This would negatively impact our ability to attract users and maintain high level of user engagement as well as our ability to attract advertising customers.

Legal or administrative proceedings or allegations of impropriety against us or our management could have a material adverse impact on our reputation, results of operation and financial condition.

We and members of our management may be subject to allegations or lawsuits brought by our competitors, individuals, government and regulatory authorities or other persons in the future. Any such lawsuit or allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived wrong-doing by any key member of our management team could harm our reputation and cause our user base to decline and distract our management from day-to-day operations of our company. We cannot assure you that we or key members of our management team will not be subject to lawsuits or allegations of a similar nature in the future. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, we will record a related contingent liability. As additional information becomes available, we will assess the potential liability and revise estimates as appropriate. In 2016 and 2017, we did not record any contingent liabilities relating to pending litigation. However, when we record or revise our estimates of contingent liabilities in the future, the amount of our estimates may be inaccurate due to the inherent uncertainties relating to litigation. In addition, the outcomes of actions we institute against third parties may not be successful or favorable to us. Litigation and allegations against us or any of our management members, irrespective of their veracity, may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract content providers and advertising customers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management and the board of directors’ attention from operating our business. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our reputation, results of operation and financial condition.

We may not have fully paid certain fees and surcharges in the past. As such, we may be subject to further scrutiny by the PRC tax authorities that may result in a finding which may subject us to additional taxes, fees and surcharges and fines or other penalties.

According to the Circular on Issues Relating to Cultural Undertaking Development Fee Policies and Administration of Levying and Collection Relating to Levying VAT in place of Business Tax, which was issued by the Ministry of Finance and the State Administration of Taxation, or the SAT, on March 28, 2016, or Circular 25, the provision of advertising services by advertising media agencies and outdoor advertisement business operators (including entities engaging in distribution, screening, promotion and exhibition of outdoor advertisements and other advertisements, as well as entities engaging in advertisement agency services) in China is subject to a cultural development fee at an applicable rate of 3% of the net advertising revenue. The net advertising revenue refers to, as specified in Circular 25, the balance after deducting advertisement distribution fee paid to other advertising company or advertisement distributor, from the total tax inclusive price and out of pocket expenses obtained from provision of advertising services.

We recorded cultural development fee and surcharges of RMB2.0 million (US$0.3 million) and RMB17.0 million (US$2.6 million) in 2016 and 2017 respectively, in our costs of revenues. As we did not consider all of our advertising revenue as revenue from advertising services subject to Circular 25, we have not historically paid all such cultural development fee and surcharges recorded to the relevant tax authorities. Although we have not been challenged by the tax authorities so far, we may face further scrutiny by the PRC tax authorities that may result in a conclusion that subjects us to additional taxes, fees and surcharges and substantially increases our taxes owed, thereby materially and adversely affecting our results of operations. As a result of not making adequate contributions, we may also be subject to fines or other penalties imposed by the relevant authorities pursuant to applicable laws and regulations.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business, results of operations and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect advertising customers’ willingness to advertise or consumers’ willingness to spend on entertainment. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the Chinese economy since 2012. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest in North Korea, Ukraine, the

Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns over the expected withdrawal of the United Kingdom from the European Union as well as concerns about the economic effect of the tensions in the relationship between the United States, China and neighboring Asian countries. If present Chinese and global economic uncertainties persist, we may have difficulty in attracting advertising customers or spending by consumers on entertainment. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We have limited business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as are offered by insurance companies in more developed economies. We do not have any business liability or disruption insurance coverage for our operations. Any uninsured business disruptions may result in our incurring substantial costs and diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Any catastrophe, including natural catastrophes and outbreaks of health pandemics and other extraordinary events, could disrupt our business operation.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our products or services.

Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or another contagious disease or condition, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our business, results of operations and financial condition could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with our consolidated VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our business.

We rely on contractual arrangements with our consolidated VIE and its shareholders to operate our business. For a description of these contractual arrangements, see “Our History and Corporate Structure — Contractual Arrangements among Shanghai Quyuan, Shanghai Jifen and Its Shareholders.” All of our revenue is attributed to our consolidated VIE and its subsidiaries. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIE. If our consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIE, and our ability to conduct our business and our results of operations and financial condition may be materially and adversely affected. See “— Risks Relating to Doing Business in China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

The arbitration provisions under these contractual arrangements have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.

Any failure by our consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would materially and adversely affect our business.

We, through one of our subsidiaries and a wholly foreign-owned enterprise in the PRC, have entered into a series of contractual arrangements with our consolidated VIE and its shareholders. For a description of these contractual arrangements, see “Our History and Corporate Structure — Contractual Arrangements among Shanghai Quyuan, Shanghai Jifen and Its Shareholders.” If our consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our consolidated VIE were to refuse to transfer their equity interests in the consolidated VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated VIE and relevant rights and licenses held by it which we require in order to operate our business, and our ability to conduct our business may be negatively affected. See “— Risks Related to Doing Business in China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business, results of operations and financial condition.

The interests of the shareholders of our consolidated VIE in their capacities as such shareholders may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIE, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause our consolidated VIE and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our consolidated VIE may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in our consolidated VIE to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIE as provided under the power of attorney agreements, directly appoint new directors of our consolidated VIE. We rely on the shareholders of our consolidated VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to our consolidated VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services, or VATS, overseas.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprise in the PRC is a foreign-invested enterprise, or FIE. Accordingly, none of these subsidiaries are eligible to operate VATS business in China. We conduct our business in China through our consolidated VIE and its affiliates. Our PRC subsidiary, Shanghai Quyuan, has entered into a series of contractual arrangements with our consolidated VIE and its shareholders, which enable us to (i) exercise effective control over the consolidated VIE, (ii) receive substantially all of the economic benefits of the consolidated VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the consolidated VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the consolidated VIE and hence consolidate its financial results as our consolidated VIE under U.S. GAAP. For a description of these contractual arrangements, see “Our History and Corporate Structure — Contractual Arrangements among Shanghai Quyuan, Shanghai Jifen and Its Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, King & Wood Mallesons, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, Shanghai Quyun, our consolidated VIE and its shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the MOFCOM or the MIIT, or other authorities that regulate Internet content providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;

•	levying fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	shutting down our services;

•	discontinuing or restricting our operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to change our corporate structure and contractual arrangements;

•	restricting or prohibiting our use of the proceeds from overseas offering to finance our consolidated VIE’s business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect our business, results of operations and financial condition.” Occurrence of any of these events could materially and adversely affect our business, results of operations and financial condition. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIE or our right to receive its economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiary in China or our consolidated VIE or its subsidiaries. See “Our History and Corporate Structure — Contractual Arrangements among Shanghai Quyuan, Shanghai Jifen and Its Shareholders.”

Contractual arrangements in relation to our consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that our consolidated VIE owes additional taxes, which could negatively affect our results of operations and financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiary, Shanghai Quyun, our consolidated VIE and its shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Shanghai Quyun or our consolidated VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if our wholly-owned PRC subsidiary, Shanghai Quyun, requests the shareholders of our consolidated VIE to transfer their equity interests in our consolidated VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our PRC subsidiary, Shanghai Quyun, and consolidated VIE for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our PRC subsidiary, Shanghai Quyun, and consolidated VIE increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIE that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our consolidated VIE holds substantially of all our assets. Under the contractual arrangements, our consolidated VIE may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our consolidated VIE breach these contractual arrangements and voluntarily liquidate our consolidated VIE, or our consolidated VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, results of operations and financial condition. If our consolidated VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, results of operations and financial condition.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops — corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and consolidated VIE and its subsidiaries are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and consolidated VIE and its subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and consolidated VIE and its subsidiaries, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and consolidated VIE and its subsidiaries with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect our business, results of operations and financial condition.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the major existing laws and regulations governing foreign investment in China. While the MOFCOM solicited comments on this draft, substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the proposed legislation and the extent of revision to the currently proposed draft. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating foreign investments in China.

Among other things, the draft Foreign Investment Law purports to introduce the principle of “actual control” in determining whether a company is considered a foreign invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity organized in a foreign jurisdiction, but cleared by the MOFCOM as “controlled” by PRC entities and/or citizens, would nonetheless be treated as a PRC domestic entity for investment in the “restriction category” that could appear on any such “negative list.” In this connection, “control” is broadly defined in the draft law to cover any of the following summarized categories: (i) holding 50% or more of the voting rights or similar rights and interests of the subject entity; (ii) holding less than 50% of the voting rights or similar rights and interests of the subject entity but having the power to directly or indirectly appoint or otherwise secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial, staffing and technology matters.

Once an entity is determined to be an FIE, and its investment amount exceeds certain thresholds or its business operation falls within a “negative list” purported to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local counterparts would be required.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to conduct business in the industries that are currently subject to foreign investment restrictions in China. Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. For any companies with a VIE structure in an industry category that is in the “restriction category” that could appear on any such “negative list,” the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs, in which case, the existing VIE structures will likely to be scrutinized and subject to foreign investment restrictions and approval from the MOFCOM and other supervising authorities such as MIIT. Any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

However, there are significant uncertainties as to how the control status of our consolidated VIE would be determined under the enacted version of the Foreign Investment Law. In addition, it is uncertain whether any of the businesses that we currently operate or plan to operate in the future through our consolidated VIE would be on the to-be-issued “negative list” and therefore be subject to any foreign investment restrictions or prohibitions. If our consolidated VIE were deemed as an FIE under the enacted version of the Foreign Investment Law, and any of the businesses that we operate were in the “restricted” category on the to-be-issued “negative list,” such determination would materially and adversely affect the value of our ADSs. We also face uncertainties as to whether the enacted version of the Foreign Investment Law and the final “negative list” would mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure and whether such clearance can be timely obtained, or at all. If we were not considered as ultimately controlled by PRC domestic investors under the enacted version of the Foreign Investment Law, further actions required to be taken by us under the enacted Foreign Investment Law may materially and adversely affect our business, results of operations and financial condition.

In addition, our corporate governance practice may be materially impacted and our compliance costs could increase if we were not considered as ultimately controlled by PRC domestic investors under the Foreign Investment Law, if enacted as currently proposed. For instance, the draft Foreign Investment Law as proposed purports to impose stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that would be required for each investment and alteration of investment specifics, an annual report would be mandatory, and large foreign investors meeting certain criteria would be required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations could potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible could be subject to criminal liabilities.

Risks Relating to Doing Business in China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, results of operations and financial condition and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and substantially all of our revenue is sourced from the PRC. Accordingly, our business, results of operations and financial condition are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our business, results of operations and financial condition could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently materially and adversely affect our business, results of operations and financial condition.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and consolidated VIE and its subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, results of operations and financial condition.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the State Administration of Taxation, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel, King & Wood Mallesons, that the CSRC approval is not required in the context of this offering because (i) our wholly-owned PRC subsidiary, Shanghai Quyun, was incorporated as a foreign-invested enterprise by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules, and (ii) there is no statutory provision that clearly classifies the contractual arrangement among our wholly-owned PRC subsidiary, Shanghai Quyun, and our consolidated VIE and its shareholders as transactions regulated by the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could materially and adversely affect our business, results of operations, financial condition as well as our ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals for this offering, we may be unable to obtain waivers of such approval requirements. Any uncertainties and/or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our ADSs.

These regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Regulations — Regulations Related to Mergers and Acquisitions and Overseas Listings.”

PRC laws and regulations mandate complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to make acquisitions in China.

PRC laws and regulations, such as the M&A Rules, and other relevant rules, established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to a merger control security review. In August 2011, the MOFCOM promulgated the Rules on Implementation of Security Review System, or MOFCOM Security Review Rules, effective from September 1, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review by the MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements of offshore transaction. Factors that the MOFCOM considers in its review are whether (i) an important industry is involved, (ii) such transaction involves factors that have had or may have an impact on national economic security and (iii) such transaction will lead to a change in control of a domestic enterprise that holds a well-known PRC trademark or a time-honored PRC brand. If a business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company. Complying with the requirements of the relevant regulations to complete any such transaction could be time-consuming, and any required approval process, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

Mr. Eric Siliang Tan and Mr. Lei Li have completed the SAFE registration pursuant to SAFE Circular 37 in 2017. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may materially and adversely affect our business, results of operations and financial condition.

Any failure to comply with PRC regulations regarding employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in equity incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. After our company becomes an overseas listed company upon completion of this offering, we and our directors, executive officers and other employees who are PRC residents and who have been granted options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any equity incentive plans of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We will make efforts to comply with these requirements upon completion of our initial public offering. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprise in China and limit our wholly-foreign owned enterprise’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the consolidated VIE for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the consolidated VIE incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2017. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

Limitations on the ability of our consolidated VIE to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the modified Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to PRC tax.

Under the modified Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs or ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs or ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which became effective on December 1, 2017, and SAT Circular 698 then was repealed with effect from December 1, 2017. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

There is uncertainty as to the application of Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Bulletin 7. As a result, we may be required to expend valuable resources to comply with Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may materially and adversely affect our results of operations and financial condition.

We are subject to restrictions on currency exchange.

All of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiary or consolidated VIE. Currently, certain of our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenue and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiary and consolidated VIE.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and our consolidated VIE, or to make additional capital contributions to our PRC subsidiaries.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party.

Although Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated VIE and its subsidiaries, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated VIE and its subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated VIE and its subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or any consolidated VIE or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or consolidated VIE and its subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from this offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Substantially all of our revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between the United States and Chinese law. Specifically, for certain United States listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the United States regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of our ADSs from the [NYSE/NASDAQ] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our shares or ADSs. We will apply to list our ADSs representing ordinary shares on the [NYSE/NASDAQ]. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. There can be no assurance that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies and mobile content feed platforms, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;

•	announcements of studies and reports relating to the quality of our credit offerings or those of our competitors;

•	changes in the economic performance or market valuations of other mobile content feed platforms;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the markets for mobile content feed and targeted advertising services;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS (assuming no exercise of the underwriters’ option to purchase additional ADSs), representing the difference between our pro forma net tangible book value per ADS of US$            , as of             , 2018, after giving effect to this offering. In addition, you will experience further dilution to the extent that our ordinary shares are issued upon the vesting of any share awards under our equity incentive plans. All of the ordinary shares issuable under our then equity incentive plans will be issued at a purchase price on a per ADS basis that is less than the public offering price per ADS in this offering. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

We have not determined a specific use for the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Because we do not expect to pay cash dividends in the foreseeable future after this offering, you may not receive any return on your investment unless you sell your ordinary shares or ADSs for a price greater than that which you paid for them.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Dividend Policy.” Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. Upon completion of this offering, we will have              ordinary shares outstanding, including             ordinary shares represented by ADSs newly issued in connection with this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. All ADSs representing our ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after this offering will be available for sale, upon the expiration of the lock-up periods described elsewhere in this prospectus beginning from the date of this prospectus (if applicable to such holder), subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly. See “Shares Eligible for Future Sale — Lock-up Agreements.”

Certain major holders of our ordinary shares after completion of this offering will have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting will be [ten] days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. However, the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Description of American Depositary Shares” for more information.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the U.S. unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See “Dividend Policy.” To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and [NYSE/NASDAQ], impose various requirements on the corporate governance practices of public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. In addition, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal control and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could materially and adversely affect our business, results of operations and financial condition.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

[Our amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

We have adopted amended and restated articles of association to be effective upon the completion of this offering that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.]

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. Substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States, in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers and/or their assets. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforcement of Civil Liabilities.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the second amended and restated memorandum and articles of association expected to be effective immediately prior to completion of this offering, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions of the Companies Law (2016 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the U.S. and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempted from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempted from certain provisions of the securities rules and regulations in the United States that are applicable to United States domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [NYSE/NASDAQ]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by United States domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We may be or may become a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”), for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income, which include cash, such as cash raised in this offering.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have calculated the value of our goodwill by taking into account the market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC.

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIE for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIE. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIE for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Taxation — Certain United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for the current or any future taxable year.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/NASDAQ] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NYSE/NASDAQ] corporate governance listing standards.

We are a company incorporated in the Cayman Islands, and we will apply to list our ADSs on the [NYSE/NASDAQ]. The [NYSE/NASDAQ] market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [NYSE/NASDAQ] corporate governance listing standards.

For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year.

We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the [NYSE/NASDAQ].

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

•	our goal and strategies;

•	our ability to maintain and strengthen our position as a leader amongst content aggregators in China’s mobile content feed industry;

•	our expansion plans;

•	our ability to monetize through advertising and other products and services that we plan to introduce;

•	our future business development, financial condition and results of operations;

•	our expectation regarding the use of proceeds from this offering;

•	PRC laws, regulations, and policies relating to the Internet and Internet content providers; and

•	general economic and business conditions.

This prospectus also contains market data relating to the mobile content feed industry in China, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. This prospectus contains statistical data and estimates published by Analysys International, including a report which we commissioned Analysys International to prepare and for which we paid a fee. This information involves a number of assumptions, estimates and limitations. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Nothing in such data should be construed as advice. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The mobile content feed industry in China may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            , or approximately US$             if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of US$             per ADS (the mid-point of the estimated public offering price range shown on the front cover of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds to us from this offering by US$            , after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We plan to use the net proceeds of this offering as follows:

•	up to approximately US$ million for expanding and enhancing our content offerings;

•	up to approximately US$ million for product development and technology infrastructure;

•	up to approximately US$ million for marketing and promotion of our products and branding; and

•	the balance for general corporate purposes, including potential acquisitions and investments (although we are not currently negotiating any such acquisitions or investments).

The foregoing represents our intentions as of the date of this prospectus with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions and to our consolidated VIE only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary or make additional capital contributions to our PRC subsidiary to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. For further information, see “Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and our consolidated VIE, or to make additional capital contributions to our PRC subsidiaries.”

DIVIDEND POLICY

Since inception, we have not declared or paid any dividends on our shares. We do not have any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any other future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2017 presented on:

•	an actual basis;

•	a pro forma basis to reflect the automatic conversion of all our outstanding convertible redeemable preferred shares (including series A, series A1, series B1 and series B2 convertible redeemable preferred shares) into 15,422,829 of our ordinary shares immediately upon the completion of this offering; and

•	a pro forma as adjusted basis to give effect to (i) the automatic conversion of all our outstanding convertible redeemable preferred shares (including series A, series A1, series B1 and series B2 convertible redeemable preferred shares) into 15,422,829 of our ordinary shares immediately upon the completion of this offering, and (ii) the issuance and sale of the ordinary shares in the form of ADSs offered hereby at an assumed initial public offering price of US$ per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering is subject to adjustment based on the initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2017
	Actual		Pro Forma		Pro Forma as Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Total mezzanine equity	273,895	42,097	—	—
Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 493,681,319 shares authorized, 34,062,500 shares issued as of December 31, 2017, 24,062,500 shares outstanding as of December 31, 2017; shares issued and outstanding on a pro-forma basis as of December 31, 2017 (unaudited))	16	2
Additional paid-in capital	8,856	1,362
Treasury stock (US$0.0001 par value; 10,000,000 shares as of December 31, 2017; 10,000,000 on a pro-forma basis as of December 31, 2017 (unaudited))	—	—
Accumulated other comprehensive income	25	4
Accumulated deficit	(117,457)	(18,053)
Total shareholders’ deficit	(108,560)	(16,685)

Total mezzanine equity and shareholders’ deficit	165,335	25,412

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our convertible redeemable preferred shares which will automatically convert into our ordinary shares upon the completion of this offering.

Our net tangible book value as of December 31, 2017 was approximately US$             million, or US$             per ordinary share as of that date, and US$             per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets, goodwill and total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share from our consolidated total assets, after giving effect to (i) the automatic conversion of all of our outstanding convertible redeemable preferred shares into ordinary shares immediately upon the completion of this offering and (ii) the issuance and sale by us of shares in the form of ADSs in this offering at an assumed initial public offering price of US$             per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2017, other than to give effect to (i) the automatic conversion of all of our outstanding convertible redeemable preferred shares into ordinary shares immediately upon the completion of this offering and (ii) the issuance and sale by us of ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$             per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been US$             million, or US$             per outstanding ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS to investors purchasing ADSs in this offering.

The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Actual net tangible book value per share as of December 31, 2017	US$	US$
Pro forma net tangible book value per share after giving effect to the automatic conversion of all of our outstanding convertible redeemable preferred shares into ordinary shares

Pro forma as adjusted net tangible book value per share after giving effect to (i) the automatic conversion of all of our outstanding convertible redeemable preferred shares into ordinary shares and (ii) this offering

Assumed initial public offering price
Dilution in net tangible book value per share to new investors in the offering

The amount of dilution in net tangible book value to new investors in this offering set forth above is calculated by deducting (i) the pro forma net tangible book value after giving effect to the automatic conversion of our outstanding convertible redeemable preferred shares from (ii) the pro forma net tangible book value after giving effect to the automatic conversion of our convertible redeemable preferred shares and this offering.

The following table summarizes, on a pro forma basis as of December 31, 2017, the differences between existing shareholders, including holders of our convertible redeemable preferred shares, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Total			Total Consideration			US$ Average Price per Ordinary Share Equivalent	Average Price per ADS Equivalent
	Number	Percent		Amount	Percent
Existing shareholders			%	US$		%	US$	US$
New investors			%	US$		%	US$	US$

Total			%	US$		%

A US$1.00 increase (decrease) in the assumed public offering price of US$             per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$             million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$             per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADS offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above take into consideration the automatic conversions of all of our outstanding convertible redeemable preferred shares immediately upon the completion of this offering, and they do not take into consideration of any outstanding share options. As of the date of this prospectus, there are also (i) 2,004,725 ordinary shares issuable upon exercise of outstanding share options, (ii) 959,416 ordinary shares available for future issuance upon the exercise of future grants under our 2018 equity incentive plan and (iii) 211,724 series B2 convertible redeemable preferred shares to be issued pursuant to a warrant that has been exercised by an investor. If any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Substantially all of our operations are conducted in the PRC and substantially all of our revenue is denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 13, 2018, the noon buying rate for Renminbi was RMB6.2725 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods presented. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. For all dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4232	6.5263	6.2841
February	6.3329	6.3182	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 13)	6.2725	6.2889	6.3045	6.2655

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our operations are conducted in the PRC, and substantially all of our assets are located in the PRC. In addition, most of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors.

We have appointed is Law Debenture Corporate Service Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Walkers, our counsel as to Cayman Islands law, and King & Wood Mallesons, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States and (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Walkers has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Walkers has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

In addition, Walkers has advised us that there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that such judgment (i) is final and conclusive, (ii) is one in respect of which the foreign court had jurisdiction over the defendant according to Cayman Islands conflict of law rules; (iii) is either for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations or, in certain circumstances, for in personam non-money relief, and (iv) was neither obtained in a manner, nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

King & Wood Mallesons has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. King & Wood Mallesons has advised us further that under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. As there existed no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts.

OUR HISTORY AND CORPORATE STRUCTURE

We launched our flagship mobile application, Qutoutiao, in June 2016. We primarily operate our business through our consolidated VIE, Shanghai Jifen, and its subsidiaries. To facilitate financing offshores, we incorporated Qtech Ltd. in July 2017. Through a series of transactions, Qtech Ltd. then became our ultimate holding company.

We currently conduct our business primarily through the following subsidiaries, consolidated VIE and its subsidiaries:

•	Shanghai Jifen, our consolidated VIE, primarily engages in the operation of our Qutoutiao mobile application;

•	Shanghai Xike Information Technology Service Co., Ltd., or Shanghai Xike, primarily engages in the operation of our Qudoupai mobile application;

•	Anhui Zhangduan Internet Technology Co., Ltd., or Anhui Zhangduan, primarily engages in content management;

•	Beijing Qukandian Internet Technology Co., Ltd., or Beijing Qukandian, primarily engages in content procurement; and

•	Shanghai Dianguan Internet Technology Co., Ltd., or Shanghai Dianguan, our subsidiary in China acquired in February 2018, primarily provides advertising services.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%. The relationships between Shanghai Quyun, Shanghai Jifen and its shareholders as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)	Mr. Eric Siliang Tan, Mr. Lei Li, Tianjin Shanshi Technology L.P. and Shanghai Xihu Cultural Transmission Co., Ltd. held 45%, 15%, 20% and 20% equity interest in Shanghai Jifen, respectively.

Both Tianjin Shanshi Technology L.P. and Shanghai Xihu Cultural Transmission Co., Ltd. are controlled by Mr. Eric Siliang Tan.

(2)	We acquired Shanghai Dianguan in February 2018.

(3)	Include Anhui Zhangduan, Beijing Qukandian, Shanghai Xike and Shanghai Tuile Information Technology Service Co., Ltd.

Contractual Arrangements among Shanghai Quyun and Shanghai Jifen and its Shareholders

PRC laws and regulations place certain restrictions on foreign investment in and ownership of internet-based businesses. Accordingly, we conduct our operations mainly through Shanghai Jifen, or the consolidated VIE, and its subsidiaries. We effectively control the consolidated VIE through a series of contractual arrangements with the consolidated VIE, its shareholders and Shanghai Quyun, as described in more detail below, which collectively enables us to:

•	exercise effective control over our consolidated VIE and its subsidiaries;

•	receive substantially all the economic benefits of our consolidated VIE; and

•	have an exclusive option to purchase all or part of the equity interests in the equity interest in or all or part of the assets of Shanghai Jifen when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of Shanghai Jifen and its subsidiaries. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of King & Wood Mallesons, our PRC legal counsel:

•	the ownership structures of Shanghai Quyun and our consolidated VIE in China, both currently and immediately after giving effect to this offering, do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and

•	the contractual arrangements among Shanghai Quyun, Shanghai Jifen and its shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

However, we have been further advised by our PRC legal counsel, King & Wood Mallesons, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. In particular, in January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, VIEs would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not arrived at a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft may be signed into law, if at all, and whether any final version would have substantial changes from the draft. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors — Risks Relating to Our Corporate Structure.”

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. For additional information, see “Risk Factors — Risks Relating to Our Corporate Structure — Any failure by our consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Such arbitration provisions have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shanghai Quyun, our consolidated VIE, Shanghai Jifen, and its subsidiaries, and the shareholders of Shanghai Jifen.

Agreements that Provide Us with Effective Control over Our Consolidated VIE and Its Subsidiaries

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement, each shareholder of Shanghai Jifen has pledged all of such shareholder’s equity interest in Shanghai Jifen as a security interest to respectively guarantee Shanghai Jifen and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the voting rights proxy agreement, loan agreement, exclusive technology and consulting service agreement and exclusive option agreement. If Shanghai Jifen or any of its shareholders breaches their contractual obligations under these agreements, Shanghai Quyun, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Shanghai Quyun’s rights include being paid in priority with the equity interest of Shanghai Jifen based on the monetary valuation that such equity interest is converted into or from the proceeds from auction or sale of the equity interest. Each of the shareholders of Shanghai Jifen agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Shanghai Quyun, except for the performance of the relevant contractual agreement. Shanghai Quyun is entitled to receive dividends distributed on the equity interest of Shanghai Jifen, and Shanghai Jifen’s shareholders may receive dividends distributed on the equity interest only with prior written consent of Shanghai Quyun. The equity interest pledge agreement remains effective until all obligations under the relevant contractual agreements have been fully performed and all secured indebtedness have been fully paid.

Voting Rights Proxy Agreement. Pursuant to the voting rights proxy agreement, each shareholder of Shanghai Jifen has irrevocably authorized Shanghai Quyun to exercise the following rights relating to all equity interests held by such shareholder in Shanghai Jifen during the term of the voting rights proxy agreement: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Shanghai Jifen, including without limitation: (1) proposing and attending shareholders’ meetings of Shanghai Jifen; (2) exercising all the shareholder’s voting rights such shareholder is entitled to under the laws of China and Shanghai Jifen’s articles of association, including but not limited to designate and appoint on behalf of such shareholder the directors and other senior management members of Shanghai Jifen. During the period that each of Shanghai Quyun and Shanghai Jifen remain in operation, the voting rights proxy agreement shall be irrevocable and continuously effective and valid for ten years from the execution date unless otherwise agreed to by all parties. Upon the expiration of the original term or any renewal term of the voting rights proxy agreement, the agreement shall be automatically renewed for an additional one year period unless, at least 30 days prior to the expiration date, Shanghai Quyun provides notice to the other parties to the voting rights proxy agreement not to renew the agreement.

Agreement that Allow Us to Receive Economic Benefits from our Consolidated VIE and Its Subsidiaries

Exclusive Technology and Consulting Service Agreement. Under the exclusive technology and consulting service agreement, Shanghai Jifen appoints Shanghai Quyun as its exclusive services provider to provide Shanghai Jifen with comprehensive technical support, business support and relevant consulting services during the term of the exclusive technology and consulting service agreement. In return, Shanghai Ouyun is entitled to receive a monthly service fee from Shanghai Jifen at an amount to be determined at the sole discretion of Shanghai Quyun. Shanghai Quyun shall have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of the exclusive technology and consulting service agreement. Unless terminated in accordance with the provisions of the exclusive technology and consulting service agreement or in accordance with other agreements between the parties, the exclusive cooperation agreement shall remain effective for ten years from the execution date of the exclusive technology and consulting service agreement. Upon the expiration of the exclusive technology and consulting cooperation agreement, Shanghai Quyun has the sole discretion to extend the term of the agreement to any date by written notice to Shanghai Jifen. Shanghai Quyun may terminate the agreement at any time by providing 30 days’ prior written notice to Shanghai Jifen.

Agreements that Provides Us with the Option to Purchase the Equity Interest in Shanghai Jifen

Loan Agreement. Shanghai Quyun entered into a loan agreement with each shareholder of Shanghai Jifen in October 2017. Pursuant to the loan agreement, Shanghai Quyun has granted an interest-free loan to each shareholder of Shanghai Jifen, the amount of which are to be separately agreed to between Shanghai Quyun and Shanghai Jifen in writing, which may only be used by such shareholder for the purpose of capital contribution to Shanghai Jifen as to its business development. Shanghai Quyun also has agreed to provide Shanghai Jifen with unconditional financial support pursuant to the loan agreement. The shareholders of Shanghai Jifen pledge all of its share equity in Shanghai Jifen as security for the outstanding loans. Unless other agreed by all the parties of the loan agreement, the term of the loan is the earlier of ten years, the end of Shanghai Quyun’s operation or the end of Shanghai Jifen’s operation. Shanghai Quyun also has the right to accelerate the date of maturity of such loans at its sole discretion. Upon maturity, Shanghai Quyun or its designated third party may purchase the equity interests in Shanghai Jifen held by the shareholders of Shanghai Jifen at a price equal to the lowest allowable amount for a similar transaction pursuant to relevant PRC laws, rules and regulations instead of cash repayment. The loan agreement also prohibits the shareholders of Shanghai Jifen from entering into any transactions that could materially affect the assets, liabilities, interests or operations of Shanghai Jifen or its subsidiaries without prior written consent from Shanghai Quyun.

Exclusive Option Agreement. Pursuant to the exclusive option agreement, each of Shanghai Jifen’s shareholders has irrevocably granted Shanghai Quyun an unconditional and exclusive right to purchase, or designate one or more persons agreed by the board of directors of Shanghai Quyun to purchase the equity interests in Shanghai Jifen then held by its shareholders once or at multiple times at any time in part or in whole at Shanghai Quyun’s sole and absolute discretion to the extent permitted by PRC laws. The purchase price of the optioned interests shall be the minimum price permitted under PRC laws when Shanghai Quyun exercises equity interest purchase option. The shareholders of Shanghai Jifen have agreed the consideration received from the exercise of such equity interest purchase option shall be used to settle the outstanding loans under the loan agreement as described above and/or transferred back to Shanghai Quyun as permitted under relevant PRC laws. Shanghai Jifen and its shareholders have agreed that, without Shanghai Quyun’s prior written consent, Shanghai Jifen shall not, among others, in any manner supplement, change or amend the articles of association of Shanghai Jifen; increase or decrease its registered capital, change its structure of registered capital in other manners; sell, transfer, mortgage or dispose of in any other manner any legal or beneficial interest in the equity interests in Shanghai Jifen held by such shareholders, or allow the encumbrance thereon; entry into, inherit, or tolerant any existence of any loan or other debtor-creditor relationship with any third party; enter into any material contract outside the ordinary course of business; merge with any other persons or make any investments; or distribute dividends. The initial term of this agreement is ten years, which will be renewed at the sole discretion of Shanghai Quyun. Shanghai Quyun may terminate the agreement at any time by providing 30 days’ prior written notice to Shanghai Jifen.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of comprehensive loss data and selected consolidated statements of cash flows data for the years ended December 31, 2016 and 2017 and selected consolidated balance sheets data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results to be expected for any future period. The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

Selected Consolidated Statements of Comprehensive Loss Data

	Year Ended December 31,
	2016		2017
	RMB	US$	RMB	US$
	(in thousands, except for percentages, share and per share data)
Revenues:
Advertising revenue	57,880	8,896	512,883	78,829
Other revenue	74	11	4,170	641

Net revenues	57,954	8,907	517,053	79,470

Cost of revenues(1)	7,178	1,103	76,481	11,755
Gross profit	50,776	7,804	440,572	67,715
Operating expenses(1):
Research and development	2,627	404	15,317	2,354
Sales and marketing	54,633	8,397	494,724	76,038
General and administrative	4,427	680	25,947	3,988

Total operating expenses	61,687	9,481	535,988	82,380

Loss from operations(2)	(10,911)	(1,677)	(95,416)	(14,665)

Interest income	51	8	673	104
Others, net	(2)	(0)	(17)	(3)

Loss before income tax expenses	(10,862)	(1,670)	(94,760)	(14,564)
Income tax expenses	—	—	—	—

Net loss	(10,862)	(1,670)	(94,760)	(14,564)

Accretion to convertible redeemable preferred shares redemption value	—	—	(6,012)	(924)
Net loss attributable to Qtech Ltd.’s ordinary shareholders	(10,862)	(1,670)	(100,772)	(15,488)

Other comprehensive income
Foreign currency translation adjustment, net of nil tax	—	—	24	3

Comprehensive loss attributable to Qtech Ltd.	(10,862)	(1,670)	(100,748)	(15,485)

Net loss per share attributable to Qtech Ltd.
– Basic and diluted	(0.45)	(0.07)	(4.19)	(0.64)

	Year Ended December 31,
	2016		2017
	RMB	US$	RMB	US$
	(in thousands, except for percentages, share and per share data)
Weighted average number of ordinary shares used in per share calculation:
– Basic and diluted	24,062,500	24,062,500	24,062,500	24,062,500

(1)	Cost of revenues and operating expenses from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2016		2017
	RMB	US$	RMB	US$
	(in thousands)
Cost of revenues	120	18	484	74
Research and development	166	26	220	34
Sales and marketing	74	11	950	146
General and administrative	2,664	409	15,134	2,326

(2)	We recognized share-based compensation expenses of RMB0.4 million (US$0.1 million) and RMB3.4 million (US$0.5 million) in 2016 and 2017, respectively.

Selected Consolidated Balance Sheets Data

	As of December 31,
	2016		2017
	RMB	US$	RMB	US$
	(in thousands)
Cash and cash equivalents	269	41	278,458	42,798
Short-term investments	12,370	1,901	129,770	19,945
Total current assets	29,758	4,574	466,208	71,655
Total assets	29,896	4,594	476,581	73,249
Registered users’ loyalty payable	1,023	157	20,977	3,224
Accrued liabilities related to user loyalty programs	24,509	3,767	187,003	28,742
Total liabilities	41,087	6,315	311,246	47,837
Mezzanine equity	—	—	273,895	42,097
Total shareholders’ deficits	(11,191)	(1,720)	(108,560)	(16,685)

Selected Consolidated Statements of Cash Flows Data

	Year Ended December 31,
	2016		2017
	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash provided by operating activities	12,719	1,955	132,226	20,323
Net cash used in investing activities	(12,523)	(1,925)	(121,919)	(18,738)
Net cash provided by financing activities	—	—	272,121	41,824
Net increase in cash and cash equivalents	196	30	282,428	43,409
Effect of exchange rate changes on cash and cash equivalents	—	—	(4,239)	(652)
Cash and cash equivalents at beginning of the year	73	11	269	41
Cash and cash equivalents at the end of the year	269	41	278,458	42,798

Key Operating Metrics

We regularly review a number of key operating metrics to evaluate our business and measure our performance. The table below sets forth key operating metrics relating to the Qutoutiao mobile application.

	For the Three Months Ended
	September 30	December 31	March 31	June 30	September 30	December 30
	2016		2017
	(in millions, except for percentages and per user data)
Registered users as of the end of the period	4.6	11.3	17.8	28.0	46.8	72.8
Average MAUs during the period	1.7	3.9	5.7	8.8	16.0	24.2
Average DAUs during the period	0.5	1.5	2.5	3.9	6.4	9.5
Average daily PVs during the period	8.4	26.3	47.9	82.5	135.0	225.5
Video PVs as a percentage of total PVs during the period (%)	2.4	5.7	4.2	6.9	11.1	28.4
Average daily time spent per DAU during the period (minutes)	27.2	29.0	31.3	33.7	34.0	32.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and in this prospectus, particularly in the section titled “Risk Factors.”

Overview

Our flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, aggregates articles and short videos uploaded onto our platform and presents customized feeds to users based on each user’s profile, behavior and social relationships. These feeds are optimized in real time through our proprietary machine learning algorithm as we gain new insights into each user. Covering a broad range of interests, Qutoutiao is focused on humor, stories and other light entertainment content that delight and inspire. In addition to articles and short videos, we plan to diversify our content offerings into literatures, games, live streaming, animations and comics, creating a comprehensive light entertainment content ecosystem. Qutoutiao has rapidly gained popularity since its launch in June 2016, with approximately 24.2 million average MAUs and 9.5 million average DAUs in the three months ended December 31, 2017.

Our rapidly increasing and engaged user base has provided us with strong monetization potentials. We currently generate revenue primarily by providing advertising services. We place advertisements on the main pages, topic pages as well as content pages of our mobile applications. When we first commenced our business, we collaborated with various third-party advertising platforms to place advertisements on our mobile applications. We later engaged an advertising agent who operate a programmatic advertising system to serve as our sales agent in selling our advertising solutions to other advertising agents and end advertisers. To enhance our platform’s monetization capabilities, we acquired such advertising agent in February 2018. We will utilize the programmatic advertising system of such advertising agent to power our advertising solutions. We will also begin to sell our advertising solutions to advertising agents or advertising customers directly. We believe that our differentiated user base represents an attractive demographic target for businesses.

We also generate revenue through the marketplace on Qutoutiao. We plan to capture additional monetization opportunities by continuing to expand our existing content formats and introducing new content formats. These opportunities include paid content such as literatures, games, animation and comics, as well as content-driven e-commerce and live streaming products.

Our total net revenues have increased rapidly from RMB58.0 million (US$8.9 million) in 2016 to RMB517.1 million (US$79.5 million) in 2017. As we focused on growing our user base and enhancing our services, we have incurred net losses of RMB10.9 million (US$1.7 million) in 2016 and RMB94.8 million (US$14.6 million) in 2017.

Key Factors Affecting Our Results of Operations

We believe the most significant drivers affecting our revenues are user engagement and our ability to monetize. On the other hand, we believe the most significant drivers affecting our costs and expenses are those related to our user acquisition and engagement efforts and content procurement.

User Base and Level of Engagement

Our fast growing and engaged user base has contributed to our ability to attract advertising customers to our advertising services and the significant growth in our revenue. Our average MAUs increased from approximately

3.9 million in the three months ended December 31, 2016 to approximately 24.2 million in the three months ended December 31, 2017. Our average DAUs increased from approximately 1.5 million in the three months ended December 31, 2016 to approximately 9.5 million in the three months ended December 31, 2017. A continued increase in the number of DAUs, the amount of time they spent on our platform and the amount of content consumed by them will lead to increase in the number of advertisements served and potential clicks and impressions from users. User engagement in turn will depend on the quality and attractiveness of content on our platform and our continued ability to fine tune our understanding of users to deliver content that is most likely of interest them. Our ability to maintain high user engagement will also be affected by our planned introduction of new content formats, users’ reception to them and the growth in the volume of such content. Users’ engagement to these new content formats will help not only in driving demand for our advertising services but creating further monetization opportunities.

Our Ability to Monetize

Our current financial condition and results of operations depend substantially on the demand for our advertising solutions. Demand for our advertising solutions will be affected by the size of our user base and their continued engagement. Such demand will also be dependent on our ability to enhance the efficacy of our advertising solutions through technology and an even deeper understanding of our user base. In addition, we have started to operate our programmatic advertising system and focus on the direct sale of our advertising solutions in February 2018. Our ability to successfully expand the number of advertising agents or advertising customers and increase their advertising spending on our programmatic advertising system will affect our revenue growth.

We also intend to further monetize our user base by introducing paid content and other products and services in the future. The number of users that will pay for such future paid content and other products and services, and the average spending by such users, are affected by various factors, including the volume and diversity of such content that we offer, or the interest among our users in paying for such content, products or services. Changes to any of the above or other factors, many of which are beyond our control, will affect our revenues.

Cost of User Acquisition and Engagement

Our user loyalty programs have contributed to the significant growth in the number of our registered users and high user engagement. The cost of users’ rewards associated with our user loyalty programs is recognized as sales and marketing expenses. Majority of such cost is currently associated with engagement-based rewards to promote user engagement and retention, with the remainder related to referral-based rewards to acquire new registered users. We design our user loyalty programs to ensure the cost of the rewards provided is appropriate in relation to the growth of our business. Our ability to ensure that our user loyalty programs will continue to advance strong growth in user base and keep user engaged at a manageable cost level will affect our results of operations. Furthermore, we have started to and will continue to explore other online and offline marketing channels to promote brand awareness and supplement our user loyalty programs. Such efforts may affect our overall user acquisition and engagement costs in the future.

Content Procurement

We encourage our content provider to actively contribute quality content that will resonate with our users by implementing a system in which fees paid to them are related to the number of views of the content they contribute. These fees are accounted for as part of our cost of revenues. Our ability to balance our content procurement cost while ensuring content providers continue to contribute content that is attractive to users will affect our results of operations going forward. We will also need to manage the relevant content cost while taking into account its revenue potential to ensure value are realized. Furthermore, as additional content formats are introduced, we may enter into different content procurement arrangements with content providers, affecting our content procurement cost structure.

Key Operating Metrics

We regularly review a number of key operating metrics to evaluate our business and measure our performance. The table below sets forth key operating metrics relating to the Qutoutiao mobile application.

	For the Three Months Ended
	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2016		2017
	(in millions, except for percentages and per user data)
Registered users as of the end of the period	4.6	11.3	17.8	28.0	46.8	72.8
Average MAUs during the period	1.7	3.9	5.7	8.8	16.0	24.2
Average DAUs during the period	0.5	1.5	2.5	3.9	6.4	9.5
Average daily PVs during the period	8.4	26.3	47.9	82.5	135.0	225.5
Video PVs as a percentage of total PVs during the period (%)	2.4	5.7	4.2	6.9	11.1	28.4
Average daily time spent per DAU during the period (minutes)	27.2	29.0	31.3	33.7	34.0	32.3

We view registered users as a measure of the size of our user base, and we view average MAUs and average DAUs as measures of the size of active user base and user engagement. Registered users, average MAUs and average DAUs rapidly increased during the periods presented. Increases in these measures were mainly driven by our user loyalty programs, light entertainment-oriented content and content recommendation technology.

We monitor average daily PVs to quantify the amount of content viewed by users. Average daily PVs rapidly increased during the periods presented, which was driven by the expansion of our user base as well as the quality and relevance of our content. We have improved the breadth and quality of short videos on our platform given videos’ increasing popularity among our users. As a result, video PVs as a percentage of total PVs increased during the periods presented.

We monitor average daily time spent per DAU to measure the level of user engagement on our platform. Average daily time spent per DAU increased from approximately 29 minutes in the three months ended December 31, 2016 to approximately 32 minutes in the three months ended December 31, 2017, which reflects an increase in user stickiness.

Key Components of Our Results of Operations

Revenues

We generate most of our revenues from advertising services. The following table sets forth a breakdown of our revenues, both in absolute amount and as a percentage of our net revenues, for the periods indicated.

	Year Ended December 31,
	2016			2017
	RMB	US$	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Advertising revenue	57,880	8,896	99.9	512,883	78,829	99.2
Other revenue	74	11	0.1	4,170	641	0.8

Net revenues	57,954	8,907	100.0	517,053	79,470	100.0

We charge our advertising services mainly on a cost-per-click, or CPC, basis, and in certain circumstances, on a cost-per-thousand-impressions, or CPM, basis.

Baidu, which is our largest customer and operates a third-party advertising platform, contributed 69.6% and 43.5% of our net revenues in 2016 and 2017, respectively. Baidu also accounted for 90.3% and 59.8% of our accounts receivable as of December 31, 2016 and 2017, respectively. To enhance our platform’s monetization capabilities, we acquired an advertising agent in February 2018 that operates a programmatic advertising system. We expect this system will allow us to reduce our reliance on third-party advertising platforms such as Baidu. Prior to our acquisition of this advertising agent in February 2018, we engaged such advertising agent to serve as our sales agent in selling our advertising solutions to other second-tier advertising agents and end advertisers. In 2017, 26.2% of our total net revenues were generated through this advertising agent. These second-tier advertising agents and end advertisers are our customers as they select our mobile applications to place their advertisement and our performance obligation is to provide the underlying advertising display services to them. We recognize advertising revenue from this advertising agent on a gross basis as clicks are delivered on a CPC basis. We also engage certain other advertising agents in selling our advertising solutions to our advertising customers.

In addition, we collaborate with various third-party advertising platforms to place advertisements on our platform. Under our arrangements with these advertising platforms, these advertising platforms are our customers and our performance obligation is to provide traffic to these advertising platforms. As such, we recognize advertising revenue on the net amount as impressions or clicks are delivered on a CPC or CPM basis. We have started to reduce the utilization of third-party advertising platforms in 2017 and we expect such collaboration to continue to decrease in the future as we further increase direct sales of our advertising solutions. However, certain of these third-party advertising platforms were historically our largest customers and may continue to contribute a significant portion of our net revenues in the near future.

We also generate additional revenues primarily from the sale of merchandise by merchandise suppliers through the marketplace on Qutoutiao. A user pays the purchase price for a merchandise to us. We deduct our commission related to the merchandise and remit the remainder to the relevant merchandise supplier.

Cost of Revenues

The following table sets forth the components of our cost of revenues, both in absolute amount and as a percentage of our net revenues, for the periods indicated.

	Year Ended December 31,
	2016			2017
	RMB	US$	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues(1):
Content procurement costs	—	—	—	22,862	3,514	4.4
Bandwidth costs	1,947	299	3.4	16,682	2,564	3.2
Cultural development fee and surcharges	1,950	299	3.4	17,020	2,616	3.3
Others	3,281	504	5.7	19,917	3,061	3.9

Total cost of revenues	7,178	1,103	12.5	76,481	11,755	14.8

(1)	Cost of revenues from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2016			2017
	RMB	US$	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues-related party	120	18	0.2	484	74	0.1

Content Procurement Costs. Represent fees paid to content providers. We did not incur such content procurement costs in 2016. Content available through our platform at that time were primarily derived from publicly available sources as we were still in the process of developing our online content upload system for content providers to upload content. Fees paid to content providers relate to the number of views of content contributed by the respective content providers. However, the relevant arrangements with each content provider may differ.

Bandwidth Costs. Represent fees we pay to service providers for hosting our servers and for other telecommunications services.

Cultural Development Fee and Surcharges. Represent cultural development fee and certain surcharges levied. The provision of advertising services in China is subject to a cultural development fee at an applicable rate of 3% of net advertising revenue. The cultural development fee and surcharges recorded was RMB2.0 million (US$0.3 million) and RMB17.0 million (US$2.6 million) in 2016 and 2017, respectively.

Others. Our other costs of revenues include salaries and benefits for our personnel responsible for our revenues, including share-based compensation. Personnel responsible for our revenues include our content management personnel, and we expect the number of such employees to increase in the future given the significant growth in the amount of content on our platform. Our other costs of revenues also include commissions paid to advertising agents to serve as our sales agents, direct costs incurred relating to our content editing cost, rental cost, depreciation and other miscellaneous costs. We do not expect to incur commissions paid to advertising agents in the future after our acquisition of an advertising agent in February 2018.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the periods indicated.

	Year Ended December 31,
	2016			2017
	RMB	US$	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses(1):
Research and development	2,627	404	4.5	15,317	2,354	3.0
Sales and marketing	54,633	8,397	94.3	494,724	76,038	95.7
General and administrative	4,427	680	7.6	25,947	3,988	5.0

Total operating expenses	61,687	9,481	106.4	535,988	82,380	103.7

(1)	Operating expenses from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2016			2017
	RMB	US$	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development-related party	166	26	0.3	220	34	0.0
Sales and marketing-related party	74	11	0.1	950	146	0.2
General and administrative-related party	2,664	409	4.6	15,134	2,326	2.9

Research and Development. Our research and development expenses consist primarily of salaries and benefits for our research and development personnel, including share-based compensation, rental expenses and deprecation related to properties and servers utilized by our research and development personnel.

Sales and Marketing. Our sales and marketing expenses consist primarily of cost of users’ rewards associated with our user loyalty programs which increased from RMB50.9 million (US$7.8 million) in 2016 to RMB419.6 million (US$64.5 million) in 2017, representing 87.8% and 81.2% of our net revenues in 2016 and 2017, respectively. Cost of users’ rewards is comprised of amount of rewards redeemed by users during a specific period and the change in estimated liabilities as to accumulated unredeemed rewards during such period. Pursuant to our user agreements, we can adjust at any time the minimum amount of rewards that must be earned before users can redeem their rewards. As such, change to such threshold in any specific period will affect the amount of sales and marketing expenses recorded during such period. For additional information on the accounting policy of our loyalty programs, see “— Critical Accounting Policies, Judgments and Estimates — Loyalty Programs.”

Our sales and marketing expenses also consist of advertising and marketing expenses through third-party online and offline channels primarily to promote brand awareness, which increased from RMB171.5 thousand (US$26.4 thousand) in 2016 to RMB41.9 million (US$6.4 million) in 2017, representing 0.3% and 8.1% of our net revenues in 2016 and 2017, respectively. Other sales and marketing expenses include short mobile messaging expenses and salaries and benefits for our sales and marketing personnel, including share-based compensation.

General and Administrative. Our general and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel, including share-based compensation, office expense and professional service fees.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our subsidiaries and consolidated VIE and its subsidiaries in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Our revenues are subject to value-added tax at a rate of approximately 6%. The provision of advertising services in China is subject to a cultural development fee at an applicable rate of 3% of the net advertising revenue.

Any dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority, in which case the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Consolidation of Variable Interest Entities

Foreign ownership in companies providing Internet-content is subject to certain restrictions under PRC laws and regulations. To comply with the PRC laws and regulations, we, through our wholly-owned subsidiary, Shanghai Quyun, entered into a set of contractual arrangements with Shanghai Jifen and its shareholders. The contractual arrangements between Shanghai Quyun, Shanghai Jifen and the shareholders of Shanghai Jifen allow us to:

•	exercise effective control over Shanghai Jifen whereby having the power to direct Shanghai Jifen’s activities that most significantly drive the economic results of Shanghai Jifen;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from Shanghai Jifen as if it was their sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in Shanghai Jifen.

Our consolidated financial statements include the financial statements of our company, our subsidiaries, our consolidated VIE and its subsidiaries for which we are the primary beneficiary. All transactions and balances among our company, our subsidiaries, our consolidated VIE and its VIE’s subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which we, directly or indirectly, control more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which we, or our subsidiaries, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether we or our subsidiaries are the primary beneficiary, we considered whether it has the power to direct activities that are significant to the consolidated VIE’s economic performance, and also our obligation to absorb losses of the consolidated VIE that could potentially be significant to the consolidated VIE or the right to receive benefits from the consolidated VIE that could potentially be significant to the consolidated VIE. We hold all the variable interests of the consolidated VIE and its subsidiaries, and has been determined to be the primary beneficiary of the consolidated VIE.

In accordance with the contractual agreements among the Shanghai Quyun, Shanghai Jifen and the shareholders of Shanghai Jifen, we have power to direct activities of the consolidated VIE, and can have assets transferred out of the consolidated VIE. Therefore, we consider that there is no asset in the consolidated VIE that can be used only to settle obligations of the consolidated VIE, except for registered capital and PRC statutory reserves of the consolidated VIE and its subsidiaries, as of December 31, 2016 and 2017. As the consolidated VIE was incorporated as limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of our company for all the liabilities of the consolidated VIE.

As we are conducting our businesses in the PRC through Shanghai Jifen and its subsidiaries, we will, if needed, provide such support on a discretion basis in the future, which could expose us to a loss.

We believe that the contractual arrangements among Shanghai Quyun, Shanghai Jifen and the shareholders of Shanghai Jifen are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and if the shareholders of our consolidated VIE were to reduce their interest in us, their interests may diverge from ours and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

Our ability to control the consolidated VIE also depends on the voting rights proxy agreement and our company, through Shanghai Quyun, has to vote on all matters requiring shareholder approval in the consolidated VIE. As noted above, we believe this voting rights proxy agreement is legally enforceable but may not be as effective as direct equity ownership.

Revenue Recognition

Our main services are the provision of advertising services. We derive revenue from performing specified actions, i.e. a CPM or CPC basis. Revenue is recognized on a CPM or CPC basis as impressions or clicks are delivered. We also provide other services and recognizes revenue when the service is rendered. Our revenue is presented either on a gross or net basis which is further discussed below.

We recognize revenue when or as the control of the goods or services is transferred to the customer.

Gross Advertising Revenue

In the arrangement with a particular advertising agent, the advertising agent served as our sales agent in selling our advertising solutions to other second-tier advertising agents and end advertisers. These second-tier advertising agents and end advertisers are our customers as they select our mobile applications to place their advertisement and our performance obligation is to provide the underlying advertising display services to them. The advertising agent earns a commission of 2% of the advertising revenue in the arrangement in return for providing bidding system for placement on Qutoutiao. We control the advertising services as a principal and recognize advertising revenue on a gross basis as clicks are delivered.

We receive refundable advance payments from advertising customers through this advertising agent and reconcile the advertising revenue with this advertising agent on a weekly basis. If the advance payment deposited in us is not ultimately used for the advertisement on Qutoutiao, we refund the advance payment back to advertising customers through this advertising agent.

We also engaged advertising customers through other third-party advertising agents where revenue was accounted for on a gross basis in 2017. Those arrangements have been terminated as of December 31, 2017.

In addition, we also provide advertising service to advertising customers directly and recognize revenue on a gross basis as impressions are delivered.

Net Advertising Revenue

We also provide advertising services to third-party advertising platforms. In the arrangement with these advertising platforms, they are our customers and our performance obligation is to provide traffic to these advertising platforms. Therefore, we recognize advertising revenue based on the net amount as impressions or clicks are delivered.

We reconcile and settle the advertising revenue with these advertising platforms on a monthly basis.

Other Revenue

Our Qutoutiao mobile application includes an online marketplace which users can access and purchase merchandise offered by third-party merchandise suppliers. The merchandise suppliers are our customers as these suppliers are the primary obligor to provide goods and delivery service to the users and our performance obligation is to provide matching service for the suppliers. A user pays the purchase price for a merchandise to us. We deduct our commission related to the merchandise and remit the remainder to the relevant merchandise supplier. We act as an agent in this transaction and recognize revenue when the matching service is completed. We settle the payment with suppliers on a monthly basis.

Loyalty Programs

We offer loyalty programs for registered users of our mobile applications Qutoutiao and Quduopai to enhance user engagement and incentivize word-of-mouth referrals. Through the programs, we give users rewards and in certain cases cash credits for taking specific actions. Such actions primarily include referring new users to register on Qutoutiao or through the viewing or sharing of content, providing valuable comments and encourage inactive users to continue to use Qutoutiao. The cost of users’ rewards is recognized as sales and marketing expenses in the consolidated statements of operations and comprehensive loss.

On Qutoutiao, registered users can redeem earned rewards, which is in a form of cash credits reflecting the same amount of cash value, upon request. We offer our users the flexibility to choose a number of options to redeem rewards. The reward redemption options include (i) online cash out where a user can withdraw cash from his/her account after the cash credits balance exceeds a certain cash out threshold and (ii) purchasing merchandise through the marketplace on Qutoutiao.

On Quduopai, users can also earn cash credits, reflecting the same amount of cash value, that they may cash out when the cash credits balance exceeds a certain threshold. Users on Quduopai can also earn loyalty points, which can only be exchanged into coupons issued to us by a third-party that can then be used to purchase products or service on that third-party’s group buying website. We do not recognize any expenses or liability for those loyalty points earned on Quduopai since we do not bear any additional cost to settle these loyalty points awarded to users.

Our experience indicates that a certain portion of rewards is never redeemed by our registered users, which refers to as a “breakage”. The liability accrued for the reward is reduced by the estimated breakage that is expected to occur. We estimate breakage based upon analysis of relevant reward history and redemption pattern as well as considering the expiration period of the rewards under our user agreements. When assessing breakage, each user’s account is categorized into certain pools based on different ranges of outstanding rewards, and then further grouped into certain sub-groups on the basis of inactive days on our platform. The past reward redemption pattern in those sub-groups was used to estimate the respective breakage for the outstanding rewards in each sub-group at each period end. For the years ended December 31, 2016 and 2017, total costs related to the users’ rewards granted amounted to RMB52.8 million and RMB527.8 million, and total rewards redeemed amounted to RMB13.9 million and RMB244.9 million. As of December 31, 2016 and 2017, the total estimated breakage not accrued approximated to RMB13.3 million and RMB113.7 million, respectively.

Once the accumulated unredeemed rewards for an individual user exceeds the cash out threshold, we reclassify the balance into “registered users’ loyalty payable” in consolidated balance sheet as a monetary liability and reverses the amount of breakage originally assumed, if any. The registered users’ loyalty payable is derecognized only if (1) we pay the user and is relieved of our obligation for the liability by paying the users includes delivery of cash or (2) the user legally release us from the liability.

The user’s agreement provides the rewards expire after one month. However, we may, at our discretion, provide rewards to our users even after one month expiration period.

Share-based Compensation and Valuation of Our Ordinary Shares

We grant share options to eligible employees and account for these share-based awards in accordance with ASC 718 Compensation — Stock Compensation.

Share-based awards are measured at the grant date fair value of the awards and recognized as expenses using straight-line vesting method, net of estimated forfeitures, if any, over the requisite service period, which is the vesting period. We estimate the forfeiture rate based on historical forfeitures of equity awards and adjust the rate to reflect changes in facts and circumstances, if any. We revise our estimated forfeiture rate if actual forfeitures differ from our initial estimates. Grant date fair values of the awards are calculated using the binomial option pricing model with the assistance from an independent appraiser. The binomial option pricing model is used to measure the value of the awards. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility, risk-free interest rates, exercise multiple, expected dividend yield and expected term.

We also granted options under our share incentive plans to the employees of other companies controlled by one of our co-founders. Such companies have provided administrative services to us, and we pay a fee charged at market rate for the services received, so no compensation expense is recognized for these grants. The fair value of these options is recognized as dividends to the co-founder in full at grant date.

In addition, we grant share options to consultants and account for these share-based awards in accordance with ASC 505-50, Equity-Based Payments to Non-Employees. We measure these options based on fair value of the options which are determined by using the binomial option pricing model. These options are measured as of the earlier of the date at which either: (1) commitment for performance by the non-employee has been reached; or (2) the non-employee’s performance is complete. Subsequent to the completion of the performance, the share-based award is assessed in accordance with ASC 815 to determine whether the award meets the definition of a derivative.

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. The fair values of share options granted during the years ended December 31, 2016 and 2017 were estimated using the following assumptions:

	2016	2017
Expected volatility(1)	53.16% ~ 53.96%	51.61% ~ 52.41%
Risk-free interest rate(2)	2.74% ~ 3.02%	3.28% ~ 3.62%
Exercise multiple	2.8	2.8
Expected dividend yield(3)	0.00%	0.00%
Contractual term	10	10
Expected forfeiture rate (post-vesting)	0.00%	0.00%
Fair value of the common share on the date of option grant (RMB)	0.31 ~ 5.21	8.44 ~ 23.98

(1)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(2)	The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of the Chinese sovereign bond with a maturity life equal to the expected life to expiration.
(3)	We have no history or expectation of paying dividends on our ordinary shares.

Determining the fair value of the share options required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had we used different assumptions and estimates, the resulting fair value of the share options and the resulting share-based compensation expenses could have been different. Assumptions and estimates will not be necessary to determine the fair value of our ordinary shares upon the listing of our ADSs on the [NYSE]/[NASDAQ].

The following table sets forth the fair value of options under the 2017 equity incentive plan and ordinary shares estimated at the dates of option grants indicated below with the assistance from an independent valuation firm:

Date of Options Grant	Options Granted	Exercise Price		Fair Value of Option		Fair Value of Ordinary Shares		Discount for Lack of Marketability	Discount Rate	Type of Valuations
June 30, 2016	7,994,923	US$	0.0001	US$	0.0460	US$	0.0461	27.0%	33.0%	Retrospective
September 30, 2016	92,168	US$	0.0001	US$	0.2960	US$	0.2961	25.0%	32.0%	Retrospective
December 31, 2016	36,418	US$	0.0001	US$	0.7503	US$	0.7504	24.0%	32.0%	Retrospective
March 31, 2017	187,837	US$	0.0001	US$	1.2241	US$	1.2242	20.0%	32.0%	Retrospective
June 30, 2017	636,277	US$	0.0001	US$	2.1158	US$	2.1159	17.0%	32.0%	Retrospective
September 30, 2017	1,052,377	US$	0.0001	US$	3.5987	US$	3.5988	16.0%	31.0%	Retrospective

On January 3, 2018, 15,937,500 ordinary shares beneficially owned by our co-founders became restricted shares. In addition, we have granted an aggregate of 2,004,725 options under the 2018 equity incentive plan as of the date hereof.

Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent appraisal firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:

•	our operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the prices, rights, preferences and privileges of our convertible preferred shares relative to our ordinary shares;

•	the likelihood of occurrence of liquidity event or redemption event;

•	any adjustment necessary to recognize a lack of marketability for our ordinary shares; and

•	the market performance of industry peers.

In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business enterprise value, or BEV, and then allocated the BEV to each element of our capital structure (convertible preferred shares and ordinary shares) using a hybrid method comprising the probability-weighted expected return method and the option pricing method. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if converted basis. Increasing probability was assigned to the mandatory conversion scenario during 2017 in light of preparations for our initial public offering.

In determining the fair value of our BEV, we applied the income approach/discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

Fair value of our ordinary shares increased from US$0.0461 in June 2016 to US$8.0401 in December 2017 primarily due to (i) the organic growth of our business, as measured in terms of MAUs and average DAUs; (ii) a review of our actual financial performance achieved in 2017, which made our projected financials less uncertain and decreased our discount rate from 33.0% in June 2016 to 28.0% in December 2017; (v) series A and series A1 convertible redeemable preferred shares invested by external investors in September 2017 and November 2017, respectively, which improved our financial condition and (vi) the marketability discount decreased from 27.0% in June 2016 to 14.0% in December 2017.

In November 2017, Innotech Group Holdings Ltd. sold certain ordinary shares to several investors at US$7.28 per share. The transaction price was negotiated in reference to the price of the series A1 convertible redeemable preferred shares, and the investors were willing to pay the same price to purchase ordinary shares. In the first quarter of 2018, Innotech Group Holdings Ltd. and New Optimizer (BV) Ltd. sold certain ordinary shares to several investors at US$23.6 per share on average. The prices of these transactions were negotiated in reference to the prices of series B financings being contemplated at the time and in each case the seller agreed to repurchase the ordinary shares or cancel the transaction if the series B financings were not consummated at a certain valuation. Given such circumstances, the prices of these transactions are not representative of the fair value of our company’s ordinary shares at the respective times.

Management estimated that fair value of our ordinary shares increased significantly in 2018, due to improved operating metrics as well as potential synergies as a result of certain cooperation agreements with strategic investors our company introduced in early March.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures and we were never required to evaluate our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2016 and 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2017. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control weaknesses may have been identified.

To remedy our identified material weakness subsequent to December 31, 2017, we plan to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control.

However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Risk Factors — Risks Related to Our Business — If we fail to maintain proper and effective internal control, our ability to produce accurate financial statements on a timely basis could be impaired.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, related to the assessment of the effectiveness of the emerging growth company’s internal control over financial reporting.

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive loss, both in absolute amount and as a percentage of our net revenues, for the periods inidicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2016			2017
	RMB	US$	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Advertising revenue	57,880	8,896	99.9	512,883	78,829	99.2
Other revenue	74	11	0.1	4,170	641	0.8

Net revenues	57,954	8,907	100.0	517,053	79,470	100.0

Cost of revenues(1)	7,178	1,103	12.4	76,481	11,755	14.8
Gross profit	50,776	7,804	87.6	440,572	67,715	85.2
Operating expenses(1):
Research and development	2,627	404	4.5	15,317	2,354	3.0
Sales and marketing	54,633	8,397	94.3	494,724	76,038	95.7
General and administrative	4,427	680	7.6	25,947	3,988	5.0

Total operating expenses	61,687	9,481	106.4	535,988	82,380	103.7

Loss from operations(2)	(10,911)	(1,677)	(18.8)	(95,416)	(14,665)	(18.5)

Interest income	51	8	0.1	673	104	0.1
Others, net	(2)	(0)	(0.0)	(17)	(3)	(0.0)

Loss before income tax expenses	(10,862)	(1,670)	(18.7)	(94,760)	(14,564)	(18.3)
Income tax expenses	—	—	—	—	—	—

Net loss	(10,862)	(1,670)	(18.7)	(94,760)	(14,564)	(18.3)

Accretion to convertible redeemable preferred shares redemption value	—	—	—	(6,012)	(924)	1.2
Net loss attributable to Qtech Ltd.’s ordinary shareholders	(10,862)	(1,670)	(18.7)	(100,772)	(15,488)	(19.5)

Other comprehensive income
Foreign currency translation adjustment, net of nil tax	—	—	—	24	3	0.0

Comprehensive loss attributable to Qtech Ltd.	(10,862)	(1,670)	(18.7)	(100,748)	(15,485)	(19.5)

(1)	Cost of revenue and operating expenses from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2016			2017
	RMB	US$	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue	120	18	0.2	484	74	0.1
Research and development	166	26	0.3	220	34	0.0
Sales and marketing	74	11	0.1	950	146	0.2
General and administrative	2,664	409	4.6	15,134	2,326	2.9

(2)	We recognized share-based compensation expenses of RMB0.4 million (US$0.1 million) and RMB3.4 million (US$0.5 million) in 2016 and 2017, respectively.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues. Our net revenues increased from RMB58.0 million (US$8.9 million) in 2016 to RMB517.1 million (US$79.5 million) in 2017 primarily due to an increase in our advertising revenue from RMB57.9 million (US$8.9 million) in 2016 to RMB512.9 million (US$78.8 million) and an increase in our other revenue from RMB74.0 thousand (US$11.3 thousand) in 2016 to RMB4.2 million (US$0.6 million) in 2017. Increases in our advertising revenue and other revenue were a result of increases in our MAUs, DAUs and our ability to monetize. This has enabled us to increase clicks on advertisements on our platform from approximately 162.9 million in 2016 to approximately 1,506.1 million in 2017. On the other hand, revenue per click, calculated as our advertising revenue divided by clicks on advertisements on our platform, decreased from approximately RMB0.36 (US$0.05) in 2016 to approximately RMB0.34 (US$0.05) in 2017.

Cost of Revenues. Our cost of revenues increased from RMB7.2 million (US$1.1 million) in 2016 to RMB76.5 million (US$11.8 million) in 2017 primarily due to the continued growth of our business. Cost of revenues as a percentage of our net revenues increased from 12.4% in 2016 to 14.8% in 2017 primarily due to (i) increased content procurement costs in 2017 which we did not incur in 2016 as we primarily sourced content from publicly available sources at that time, and (ii) increased salaries and benefits paid associated with an increase in the number of employees responsible for content management in 2017.

Gross Profit. Our gross profit increased from RMB50.8 million (US$7.8 million) in 2016 to RMB440.6 million (US$67.7 million) in 2017. Gross margin decreased from 87.6% in 2016 to 85.2% in 2017.

Operating Expenses. Our total operating expenses increased from RMB61.7 million (US$9.5 million) in 2016 to RMB536.0 million (US$82.4 million) in 2017.

•	Research and development. Our research and development expenses increased from RMB2.6 million (US$0.4 million) in 2016 to RMB15.3 million (US$2.4 million) in 2017. The increase was primarily due to the continued growth of our business. Research and development expenses as a percentage of our net revenues decreased from 4.5% in 2016 to 3.0% in 2017.

•	Sales and marketing. Our sales and marketing expenses increased from RMB54.6 million (US$8.4 million) in 2016 to RMB494.7 million (US$76.0 million) in 2017. This was primarily due to increase in cost of users’ rewards associated with our user loyalty programs from RMB50.9 million (US$7.8 million) in 2016 to RMB419.6 million (US$64.5 million) in 2017, representing 87.8% and 81.2% of our net revenues in 2016 and 2017, respectively. Decrease in cost of users’ rewards as a percentage of our net revenues was primarily due to enhanced efficiency in acquiring and engaging users through our user loyalty programs and the increase in our ability to monetize our user base. Increase in our sales and marketing expenses was also due to increase in advertising and marketing expenses to promote brand awareness from RMB171.5 thousand (US$26.4 thousand) in 2016 to RMB41.9 million (US$6.4 million) in 2017, representing 0.3% and 8.1% of our net revenues in 2016 and 2017, respectively. The result of the foregoing contributed to an increase in sales and marketing expenses as a percentage of our net revenues from 94.3% in 2016 to 95.7% in 2017.

•	General and administrative. Our general and administrative expenses increased from RMB4.4 million (US$0.7 million) in 2016 to RMB25.9 million (US$4.0 million) in 2017. The increase was primarily due to continued growth of our business. General and administrative expenses as a percentage of our net revenues decreased from 7.6% in 2016 to 5.0% in 2017.

Interest income. Our interest income increased from RMB50.8 thousand (US$7.8 thousand) in 2016 to RMB0.7 million (US$0.1 million) in 2017, primarily due to an increase in the average amount of our cash and cash equivalents in 2017 as compared to 2016.

Income tax expenses. We did not incur any income tax expenses in either of 2016 or 2017 due to tax loss status.

Net loss. As a result of the foregoing, our net loss increased from RMB10.9 million (US$1.7 million) in 2016 to RMB94.8 million (US$14.6 million) in 2017.

Liquidity and Capital Resources

Our primary sources of liquidity have been issuance of equity securities and cash provided by operating activities, which have historically been sufficient to meet our working capital and capital expenditure requirements.

In 2016 and 2017, net cash provided by operating activities was RMB12.7 million (US$2.0 million) and RMB132.2 million (US$20.3 million), respectively.

As of December 31, 2017, we had cash and cash equivalents of approximately RMB278.5 million (US$42.8 million), as compared to cash and cash equivalents of approximately RMB268.6 thousand (US$41.2 thousand) as of December 31, 2016.

Through our user loyalty programs, we give users rewards and in certain cases cash credits for taking specific actions. We record registered users’ loyalty payable and accrued liabilities related to users’ loyalty programs on our consolidated balance sheets. For further information, see “— Critical Accounting Policies, Judgments and Estimates — Loyalty Programs.” Registered users’ loyalty payable was RMB1.0 million (US$0.2 million) and RMB21.0 million (US$3.2 million) as of December 31, 2016 and 2017, respectively. Accrued liabilities related to users’ loyalty programs were RMB24.5 million (US$3.8 million) and RMB187.0 million (US$28.7 million) as of December 31, 2016 and 2017, respectively.

We believe that our existing cash and cash equivalents and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements, including liabilities related to our user loyalty programs, and capital expenditures in the ordinary course of business for the next 12 months from the completion of this offering. We may, however, need additional cash resources in the future if we experience changes in business condition or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2016		2017
	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash provided by operating activities	12,719	1,955	132,226	20,323
Net cash used in investing activities	(12,523)	(1,925)	(121,919)	(18,738)
Net cash provided by financing activities	—	—	272,121	41,824
Net increase in cash and cash equivalents	196	30	282,428	43,409
Effect of exchange rate changes on cash and cash equivalents	—	—	(4,239)	(652)
Cash and cash equivalents at beginning of the year	73	11	269	41
Cash and cash equivalents at the end of the year	269	41	278,458	42,798

Operating Activities

Net cash provided by operating activities was RMB132.2 million (US$20.3 million) in 2017, primarily due to net loss of RMB94.8 million (US$14.6 million), adjusted for (i) share-based compensation of RMB3.4 million (US$0.5 million) and (ii) depreciation of RMB0.3 million (US$51 thousand) and (iii) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) an increase in accrued liabilities related to user loyalty programs of RMB162.5 million (US$25.0 million) due to our continued efforts to increase user acquisition and engagement, (ii) an increase in advances from advertising customers of RMB39.1 million (US$6.0 million) due to an increase in advance payment by advertising customers for our advertising solution, (iii) an increase in registered users’ loyalty payable of RMB20.0 million (US$3.1 million), (iv) an increase in tax payable of RMB19.9 million (US$3.1 million) and (v) an increase in accrued liabilities and other current liabilities of RMB19.3 million (US$3.0 million), which was partially offset by (i) an increase in accounts receivables of RMB32.1 million (US$4.9 million) relating to the continued growth of our advertising services and (ii) an increase in prepayments and other current assets of RMB13.8 million (US$2.1 million).

Net cash provided by operating activities was RMB12.7 million (US$2.0 million) in 2016, primarily due to net loss of RMB10.9 million (US$1.7 million), adjusted for (i) share-based compensation of RMB0.4 million (US$0.1 million) and (ii) depreciation of RMB21 thousand (US$3.3 thousand) and (iii) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) an increase in accrued liabilities related to user loyalty programs of RMB24.5 million (US$3.8 million) and (ii) an increase in accounts payable of RMB5.1 million (US$0.8 million), which was partially offset by (i) an increase in accounts receivables of RMB9.7 million (US$1.5 million) and (ii) an increase in amounts due from a related party of RMB5.0 million (US$0.8 million).

Investing Activities

Net cash used in investing activities was RMB121.9 million (US$18.7 million) in 2017, which was primarily attributable to (i) purchase of short-term investments of RMB539.4 million (US$82.9 million) in time deposits and money market funds and (ii) purchase of property and equipment and intangible assets of RMB4.5 million (US$0.7 million), which was partially offset by proceeds from maturity of short-term investments of RMB422.0 million (US$64.9 million).

Net cash used in investing activities was RMB12.5 million (US$1.9 million) in 2016, which was primarily attributable to purchase of short-term investments of RMB45.3 million (US$7.0 million), which was partially offset by proceeds from maturity of short-term investments of RMB32.9 million (US$5.1 million).

Financing Activities

Net cash provided by financing activities was RMB272.1 million (US$41.8 million) in 2017, which was primarily attributable to proceeds from the issuance of series A and series A-1 convertible redeemable preferable shares, net of issuance costs.

We did not have any cash provided by or used in financing activities in 2016.

Capital Expenditures

We made capital expenditures of RMB4.5 million (US$0.7 million) in 2017. Our capital expenditures were mainly used for purchases of property and equipment. We will continue to make capital expenditures to meet the expected growth of our business.

Commitments

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment due by period
	Total		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Operating lease commitments	16,504	2,537	8,582	7,922	—	—

Total	16,504	2,537	8,528	7,922	—	—

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Holding Company Structure

Qtech Ltd. is a holding company with no material operations of its own. We conduct our operations through our subsidiaries, consolidated VIE and its subsidiaries in China. As a result, Qtech Ltd.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, our consolidated VIE and its subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated VIE and its subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, December 2016 and September 2017 were increases of 1.6%, 1.9% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Substantially all of our revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our company and our Hong Kong subsidiary is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the consolidated VIE and its subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. We do not have a foreign currency translation adjustment, net, in 2016 but recorded a gain in foreign currency translation adjustment, net, of RMB25 thousand (US$4 thousand) in 2017.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$                 million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts

and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$                 per ADS, the mid-point of the estimated range of the initial public offering price. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB                 for US$1.00 as of                 , 2018 to a rate of RMB                 to US$1.00, will result in an increase of RMB                 million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB                 for US$1.00 as of                 , 2018 to a rate of RMB                 to US$1.00, will result in a decrease of RMB                 million in our net proceeds from this offering.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

After the completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”, a new standard on revenue which will supersede the revenue recognition requirements in ASC 605. The new standard, as amended, sets forth a single comprehensive model for recognizing and reporting revenues. The new guidance requires us to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires us to apply the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, we satisfy a performance obligation. The standard also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenues and cash flows relating to customer contracts. The standard is effective for us for fiscal years, and interim periods within those years, beginning on or after January 1, 2018. Early adoption is permitted but not before the original effective date of January 1, 2017. We have adopted the standard using the full retrospective method.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. We will adopt ASU 2016-01 in the first quarter of year 2018 and does not believe the adoption will have material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”). Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after

December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. We expect to adopt the new standard in the first quarter of 2019 on a modified retrospective basis and is currently in the process of evaluating the impact of ASU 2016-02 on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses” (“ASU 2016-13”), which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are in the process of evaluating the impact of ASU 2016-13 on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230), a consensus of the FASB’s Emerging Issues Task Force” (“ASU 2016-15”). The new guidance is intended to reduce the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including interim periods within those fiscal years. An entity that elects early adoption must adopt all of the amendments in the same period. The guidance requires application using a retrospective transition method. We have early adopted ASU 2016-15 in the current year and the adoption had no material impact on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows” (“ASU 2016-18”). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and early adoption is permitted in any interim or annual period. We have early adopted ASU 2016-18 in the current year and the adoption had no material impact on our consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation — Stock compensation (Topic 718): Scope of modification accounting” (“ASU 2017-09”), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. We have early adopted ASU 2017-05 in the current year and the adoption had no material impact on our consolidated financial statements.

INDUSTRY OVERVIEW

Growth of Mobile Internet Market in China

The mobile Internet population in China has experienced substantial growth. According to the Analysys Report, the number of mobile Internet users in China grew from 652.0 million in 2013 to 970.6 million in 2017, representing a CAGR of 10.5%, and is projected to further increase to 1,104.2 million in 2020, representing a CAGR of 4.4%.

Mobile Internet Users in China

(1)	Calculated as the number of mobile Internet users as percentage of total population.

Source: The Analysys Report

According to the Analysys Report, as of December 31, 2017, the number of mobile Internet users in tier-3 and below cities reached 495.8 million, representing 51.1% of the total number of mobile Internet users in China. The number of mobile Internet users in tier-3 and below cities has grown and is expected to continue to grow at a faster rate than those in tier-1 and tier-2 cities. This growth is largely attributable to the relatively low mobile Internet penetration rate in China’s tier-3 and below cities.

Mobile Internet Users by City Tiers in China

Source: The Analysys Report

According to the Analysys Report, mobile Internet users in tier-3 and below cities typically live a slower pace of life and have lower financial pressures, rapidly increasing disposable income, limited access to traditional offline entertainment venues and closed social circles, as compared to users from tier-1 and tier-2 cities. This has resulted in such users’ high propensity to spend on entertainment, especially on mobile entertainment, according to the Analysys Report.

China Mobile Content Feed Platform Market

As the capabilities of mobile devices and speed of mobile networks have continued to improve, mobile devices have become the primary channel for many in China to access Internet content. However, early mobile content applications were often designed and premised upon personal computer programs or websites, which led to suboptimal experience on mobile devices. The ubiquitous nature of mobile Internet also means users need short content during brief and fragmented moments of personal time when they are otherwise idle. Lastly, the explosion in the volume and diversity of content available on the Internet calls for services that discover and deliver relevant content to users.

Mobile content feed platforms emerged as an answer to these needs. A mobile content feed application typically employs a single-column, “waterfall” like presentation with endless streams of consecutive content. This presentation is particularly suitable for mobile devices because the user interface is intuitive and designed to conveniently access and view short content during brief and fragmented time periods. Mobile content feed platforms often leverage artificial intelligence to recommend content to users based on their profiles and behaviors, fulfilling the need for personalized content.

These features contributed to the rapid growth and popularity of mobile content feed platforms. Formation of the value chain associated with such platforms has also progressed rapidly. Given the need for personalized content, many mobile content feed platforms have developed the ability to analyze and understand users’ behaviors. Such capabilities enable these platforms to provide targeted and effective advertising solutions, creating significant monetization opportunities. On the content supply side, mobile content feed platforms source content from traditional and Internet media outlets, freelancers as well as users, and these content providers are compensated based on content views relating to the content they have contributed, forming an inter-dependent relationship.

After years of evolution, mobile content feed platforms can be roughly divided into three main categories: content aggregators, short video platforms and news portals.

Content Aggregators

As forerunners of the mobile content feed platform market in China, content aggregators utilize content recommendation technology powered by big data and artificial intelligence to deliver personalized content to users. Instead of producing content in-house, content aggregators source content from third parties and distribute such content to users based on their profiles and behaviors. According to the Analysys Report, MAUs and average DAUs of China’s content aggregators increased by 58.4% and 55.4%, respectively, from 194.7 million and 90.5 million in December 2016, respectively, to 308.3 million and 140.6 million in December 2017, respectively. Content aggregators were able to enjoy significant growth due to the overwhelmingly massive amount of content that is available and users’ desire to quickly discover and access content that interests them, especially content that can satisfy their niche interests.

The below table sets forth information as to the competitive landscape of China’s content aggregator market.

For the Month of December 2017

Content Aggregator	Monthly Penetration Rate(1)	Ranking	Daily Penetration Rate(2)	Ranking	Average Number of Mobile Application Launches per User per Day	Ranking
Jinritoutiao	23.93%	1	17.24%	1	8.06	1
Tiantiankuaibao	5.42%	2	3.81%	2	4.23	4
Qutoutiao	3.52%	3	2.16%	3	6.46	2
Yidianzixun	1.80%	4	1.00%	4	6.13	3
Top Ten News	0.33%	5	0.09%	5	3.72	5

Source: The Analysys Report

Notes:
(1)	Calculated as the content aggregator’s MAUs as a percentage of overall mobile Internet MAUs.
(2)	Calculated as the content aggregator’s average DAUs as a percentage of overall mobile Internet average DAUs.

As China’s mobile aggregator market is new and evolving, information regarding the market, our competitors and their respective market position involves a number of assumptions, estimates and limitations. We have not independently verified the accuracy or incompleteness of the data contained in the table above.

According to the Analysys Report, the current and expected trends and growth drivers in China’s content aggregator market include:

•	Popularity of short videos. Content aggregators started out by distributing articles and pictures only. Most of them have started to distribute, and increased the proportion of, short videos due to the popularity of such content format among users.

•	Inclination towards user-generated content. Content aggregators previously shifted their content sources slowly from professional media publishers to freelancers, and now are shifting towards content generated by users. User-generated content has demonstrated ability to enhance stickiness and social connection among users and has become increasingly popular.

•	Demand for entertainment content. Most content aggregators initially distributed news only, but they have started to distribute an increasing proportion of entertainment content to meet users’ demand for easy-to-digest content during brief and fragmented time periods.

•	Penetration into tier-3 and below cities. Given saturation of the content aggregator market in tier-1 and tier-2 cities, tier-3 and below cities are becoming an important growth driver.

Short Video Platforms

Short video platforms focus purely on videos as compared to content aggregators and news portals, which provide content in multiple formats. Short videos are typically less than five minutes in length and require shorter time commitments in creation and consumption. Short videos also require lower bandwidth compared to longer video formats. Popularity of short videos among mobile users have increased significantly in 2017. According to the Analysys Report, MAUs and average DAUs of China’s short video platforms increased by 169.5% and 90.3%, respectively, from 163.0 million and 46.2 million in December 2016, respectively, to 439.3 million and 87.8 million in December 2017, respectively.

China News Portal Market

News portals are the mobile equivalent to traditional web portals and most such mobile applications originated from web portal companies. News portals originally produced their content in-house, and later supplemented their in-house content with third-party content. Content recommendations on news portals are also increasingly conducted automatically with the aid of algorithms, rather than manually by editors. According to the Analysys Report, MAUs and average DAUs of China’s news portals increased by 33.2% and 10.0%, respectively, from 280.1 million and 125.4 million in December 2016, respectively, to 373.2 million and 138.0 million in December 2017, respectively. According to the Analysys Report, news portals are expected to face continued fierce competitive pressure from content aggregators and short video platforms, and their user growth is expected to lag behind the overall growth rate of the mobile content feed platform market.

Monetization Opportunities for Content Aggregators

The size of the mobile Internet advertising market in China grew from RMB13.4 billion in 2013 to RMB247.1 billion in 2017, representing a CAGR of 107.1%, and is projected to further increase to RMB407.8 billion in 2020, representing a CAGR of 18.2%, according to the Analysys Report.

Mobile Internet Advertising Market Size in China

Source: The Analysys Report

According to the Analysys Report, the size of the content aggregator market in China grew from RMB0.2 billion in 2013 to RMB26.2 billion in 2017, representing a CAGR of 221.8%, and is projected to further increase to RMB56.5 billion in 2020, representing a CAGR of 29.2%, offering significant opportunity for growth.

Content Aggregator Market Size in China

Source: The Analysys Report

In addition to advertising, content aggregators have other significant monetization opportunities, including mobile entertainment. Spending on education, culture and entertainment is growing rapidly in China, and has increased from approximately 10.6% of per capita total consumption expenditure in 2013 to 11.4% in 2017. The size of the mobile entertainment market in China grew from RMB23.7 billion in 2013 to RMB120.6 billion in 2016, representing a CAGR of 71.9%, and is projected to further increase to RMB234.4 billion in 2020, representing a CAGR of 18.1%, according to the Analysys Report. As content aggregators continue to expand their content offerings, they will be able to leverage on their understanding of users’ behaviors to offer content and other products and services that will capture the entertainment spending of users.

BUSINESS

Overview

We deliver fun and personalized content to mobile users in China.

Our flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, aggregates articles and short videos uploaded onto our platform and presents customized feeds to users based on each user’s profile, behavior and social relationships. These feeds are optimized in real time through our proprietary machine learning algorithm as we gain new insights into each user. Covering a broad range of interests, Qutoutiao is focused on humor, stories and other light entertainment content that delight and inspire. In addition to articles and short videos, we plan to diversify our content offerings into literatures, games, live streaming, animations and comics, creating a comprehensive light entertainment content ecosystem.

Qutoutiao has rapidly gained popularity since its launch in June 2016. Qutoutiao had approximately 24.2 million average MAUs and 9.5 million average DAUs in the three months ended December 31, 2017. Qutoutiao ranks third among all mobile content aggregators in China in terms of both monthly penetration rate and daily penetration rate in December 2017, according to the Analysys Report.

We strategically target users from tier-3 and below cities in China because of the enormous opportunities in this underserved market. More than half of China’s mobile Internet users live in tier-3 and below cities but mobile Internet penetration rate in these cities is still relatively low, according to the Analysys Report. Such users are typically faced with lower financial pressures and generally have a slower pace of life. Moreover, they have fast increasing disposable income and high propensity to spend on mobile Internet entertainment. These factors contribute to a significant need for entertainment content while also create strong monetization potential. Users from tier-3 and below cities also tend to have different interests and preferences than users from tier-1 and tier-2 cities. We believe our experience with these users has enabled us to gain a significant understanding of their entertainment needs. Qutoutiao’s light entertainment-oriented and easily digestible content is designed to resonate with such users and provides us with a significant advantage to capture this underserved market.

Our rapid growth since the launch of Qutoutiao was also in large part due to our innovative user account system and gamified user loyalty program. We believe we are a pioneer in the mobile content feed industry in applying such loyalty program. Registered users can earn rewards by referring new users to register on Qutoutiao or by viewing content or engaging in other activities on Qutoutiao. Although rewards only translate into trivial monetary amounts, we believe they nurture users’ competitive psyche and emotional connection to Qutoutiao. The loyalty programs create a strong viral effect, which we believe enables us to enjoy lower user acquisition cost compared to acquiring users through online advertising. Users on Qutoutiao also remain highly engaged through our differentiated and extensive content capable of capturing their various niche interests coupled with gamified experience. In addition, almost all users remain logged on to their accounts while accessing Qutoutiao, enabling us to better understand their behaviors.

We strive to provide quality and relevant content to our users by focusing on content sourcing and delivery. As of December 31, 2017, there were more than 126,000 content providers on Qutoutiao comprised of freelancers and professional media outlets. In December 2017, there were approximately 2.5 million content uploaded to Qutoutiao, out of which approximately 1.4 million were videos. We introduced a separate mobile application in May 2017 that allows users to produce and submit videos. Such user generated videos represented approximately 61.7% of all videos uploaded to Qutoutiao in December 2017 as compared to approximately 35.3% in June 2017.

We currently generate revenue primarily by providing advertising services. We plan to explore additional monetization opportunities as we grow our user base and introduce additional content formats, such as literatures, games and live streaming.

Our net revenues have increased rapidly from RMB58.0 million (US$8.9 million) in 2016 to RMB517.1 million (US$79.5 million) in 2017. As we focused on growing our user base and enhancing our services, we have incurred net losses of RMB10.9 million (US$1.7 million) in 2016 and RMB94.8 million (US$14.6 million) in 2017.

Our Strengths

We believe our success to date is largely attributable to the following key competitive strengths.

Leading Mobile Content Aggregator

We operate a leading mobile platform that intelligently delivers personalized light entertainment content to users in China. As of December 31, 2017, Qutoutiao had approximately 72.8 million total registered users, representing more than six times increase from approximately 11.3 million as of December 31, 2016. Average MAUs for Qutoutiao reached approximately 24.2 million in the three months ended December 31, 2017, representing more than six times increase from average MAUs of approximately 3.9 million in the three months ended December 31, 2016. Average DAUs for Qutoutiao reached approximately 9.5 million in the three months ended December 31, 2017, representing more than six times increase from the average DAUs of approximately 1.5 million in the three months ended December 31, 2016. Qutoutiao ranks third among all mobile content aggregators in China in terms of both monthly penetration rate and daily penetration rate in December 2017, according to the Analysys Report.

We strategically target users from tier-3 and below cities in China. According to the Analysys Report, the number of mobile Internet users in tier-3 and below cities has grown and is expected to continue to grow at a faster rate than those in tier-1 and tier-2 cities in China. By leveraging our market leadership and our platform’s light entertainment-oriented and easily digestible content, we believe that we are uniquely positioned to capture such opportunity in this enormous yet underserved market.

Effective User Acquisition Supported by Social-based User Loyalty Programs

We believe we are a pioneer in the mobile content feed industry in applying gamified user loyalty programs. We incentivize our users to voluntarily invite their families and friends to become our registered users by providing both existing and new registered users with rewards. Such word-of-mouth referral approach creates a strong viral effect, which we believe enables us to enjoy lower user acquisition cost compared to acquiring users through online advertising. Amongst our approximately 72.8 million registered users as of December 31, 2017, approximately 87% were referred by other registered users.

We believe as a first mover, we have established highly sophisticated programs refined through extensive experience that are difficult to successfully replicate. Our programs strike a careful balance between its efficacy in user acquisition and impeding those users that are merely registering on and referring our mobile applications to obtain rewards. Such programs also serve to imprint increased desire for users to further engage with our mobile applications after they become our registered users. We believe our user acquisition approach has enabled, and will continue to enable, us to effectively and efficiently strengthen our market presence and attract users.

Powerful Account System Driving High User Engagement

We enjoy high user engagement partly thanks to our user account system and gamified user experience. Users can earn rewards for viewing and sharing content, posting comments, as well as by engaging in various other activities, such as encouraging inactive users in their social circle to re-engage with Qutoutiao. We also create fun tasks such as daily missions to tap into the competitive reward psyche of users. Since rewards can only be earned while logged on, we enjoy high logged-on rate among our users, which was approximately 95.8% of DAUs on average in December 2017, compared to other mobile content feed platforms where many users are not registered or not logged on. This gives us the ability to track users’ long-term behaviors, based on which we can improve content recommendation and introduce new features and services effectively.

Our user account system also results in users becoming accustomed to spending cash credits in their accounts to purchase merchandise on our online marketplace, as well as linking their mobile payment accounts with Qutoutiao account. We believe such users are more inclined to supplement their spending on our platform with additional funds, creating enhanced monetization opportunities for content and other products and services we aim to provide in the future.

Differentiated and Extensive Content Offerings

We primarily focus on providing light entertainment content that will most resonate with our target users, who live in tier-3 and below cities in China. We provide content that covers topics such as entertainment, humor, anecdote, relationship, family, health, food and pets to capture the interests of our users. Such approach contrasts with many other content feed platforms in China that design their content for users from tier-1 and tier-2 cities and concentrate on current affairs such as political and economic news.

As of December 31, 2017, there were more than 126,000 content providers who actively upload content to Qutoutiao. They are comprised of a combination of freelancers and professional media outlets. In addition, the users of Quduopai also upload short videos onto our platform. This enables us to provide an extensive and comprehensive range of content, including long-tail content appealing to various niche interests of users, further spearing user engagement. Increased user engagement serve to further drive content providers to become even more active in uploading content, including more long-tail content, as well as attract even more content providers, creating a virtuous cycle.

Intelligent Content Delivery Supported by Data Capabilities

Our strong data analytics capabilities propelled by robust technology infrastructure have enabled us to effectively and efficiently discover and deliver content to users. Through the collection of an extensive amount of user data as to their profiles, behaviors and social relationships, we can develop a highly pertinent interest and social graphs for each user. Based on our deep understanding of users’ interests, we are able to continuously refine content feeds in real time to deliver content that is most likely of interest to each user, thereby increasing user stickiness. In the three months ended December 31, 2017, the average daily time spent per DAU reached approximately 32 minutes, an increase from approximately 29 minutes in the three months ended December 31, 2016. Our content recommendation engine is designed to understand users’ interests and recommend content to advance such interest or for users to discover innate interests that they may not have previously identified, rather than converge recommendation into a repeated static set of content with the same issues or topics based on similar content users already viewed. As our user base grows, increasingly larger volume of data will further augment the accuracy and capability of our content recommendation engine.

Visionary and Experienced Management Team

Our visionary and experienced management team has been essential in driving the growth of our business. Our co-founder and executive chairman, Mr. Eric Siliang Tan, together with our co-founder, director and chief executive officer, Mr. Lei Li, are the foundational pillars of our company and have delivered strong business results leveraging their over 20 years of combined Internet industry experience. Other members of our senior management team are also instrumental in growing our business with their proven track record in their areas of expertise. Co-founders and majority of the senior management team members have worked together previously, further enhancing the stability and consistency of our vision.

Our Strategies

We aim to create a leading comprehensive light entertainment content ecosystem in China. To achieve this goal, we plan to pursue the following growth strategies.

Expand Our User Base

The entertainment needs of users from tier-3 and below cities in China represent enormous yet underserved opportunities, according to the Analysys Report. These users represent the largest yet underpenetrated mobile Internet user base in China with fast increasing disposable income and a high propensity to spend on entertainment. As such, we will continue to enhance our gamified referral-based viral user acquisition strategy focusing on users from tier-3 and below cities to rapidly grow our user base. Furthermore, we will adopt additional channels to acquire users and promote brand awareness, including through offline channels, and develop other measures to complement existing user acquisition efforts to penetrate additional market segments.

Strengthen Social Features and Promote User Generated Content

Social relationships of users have underpinned the rapid growth of our business and will continue to be critical going forward. We intend to develop additional social features and functions on our platform, such as content recommendation based on pages viewed by friends on the platform. We also plan to enhance the commenting and discussion features on our platform. Such efforts will enable us to further engage our users and create stronger social bonding and communications amongst them. In addition, we aim to promote our users to generate more short videos. This will serve not only as a supplementary content source to further increase content richness, but will also serve to enhance user interactions and stickiness.

Enrich Our Content Offerings

Our long-term goal is to build a comprehensive light entertainment ecosystem in China to fulfill users’ diversified entertainment needs. We aim to increase our content provider base, refine our content provider incentive system and optimize our content distribution algorithm. We will continue to improve the breadth and quality of short videos on our platform given videos’ increasingly popularity among our users. We will also enrich our content offerings by diversifying into literatures, games, live streaming, animations and comics to further enhance user experience and engagement.

Enhance Monetization Capabilities

We currently generate most of our revenues from advertising. We intend to enhance our advertising solutions by strengthening the performance of our proprietary programmatic advertising system. We believe our strategic move to reduce the utilization of third-party advertising platforms and focus on expanding our advertising customer base and advertising agents directly will further boost our advertising revenue.

We plan to capture additional monetization opportunities by introducing new content formats. These opportunities include paid content such as literatures, games, animation and comics, as well as content-driven e-commerce and live streaming products. In addition, we intend to increase the number of our paying users by raising their awareness of our paid content and other products and services.

Invest in Technology

Based on big data analysis of our extensive user information, including users’ social relationships, we will further enhance our content recommendation engine. We will also optimize our advertising solution by improving our real-time predictive click-through rate model and offering superior user targeting. In addition, we will focus on enhancing our content management and delivery capabilities through increasing adoption of artificial intelligence based technology and greater level of automation to achieve higher operational efficiency and scalability.

Selectively Pursue Acquisition and Investment Opportunities

We plan to strengthen our platform around our light entertainment theme through selective strategic acquisitions and investments in the future. Such potential opportunities include those involving content, technology and other strategic resources to complement our platform that will provide users with an even greater entertainment experience. Moreover, we will leverage our large user base and the ecosystem surrounding our platform to cradle other complementary initiatives and mobile applications to foster our business expansion and enhance our competitiveness.

Our Mobile Applications

We primarily deliver content through Qutoutiao, which is our flagship mobile application and means “fun headlines” in Chinese. Qutoutiao aggregates articles and videos uploaded from content providers and presents real-time customized feeds to users based on each user’s profile, behavior and social relationships.

The table below sets forth key operating metrics relating to the Qutoutiao mobile application.

	For the Three Months Ended
	September 30	December 31	March 31	June 30	September 30	December 30
	2016		2017
	(in millions, except for percentages and per user data)
Registered users as of the end of the period	4.6	11.3	17.8	28.0	46.8	72.8
Average MAUs during the period	1.7	3.9	5.7	8.8	16.0	24.2
Average DAUs during the period	0.5	1.5	2.5	3.9	6.4	9.5
Average daily PVs during the period	8.4	26.3	47.9	82.5	135.0	225.5
Video PVs as a percentage of total PVs during the period (%)	2.4	5.7	4.2	6.9	11.1	28.4
Average daily time spent per DAU during the period (minutes)	27.2	29.0	31.3	33.7	34.0	32.3

Feeds are presented to users on both the main page of Qutoutiao and topic pages. Both the main page and topic pages are customized for each user using our content recommendation engine. Topic pages include, among others, videos, entertainment, humor, anecdote, relationship, family, health, food and pets. A user may also search content or follow specific content providers. Users may save their favorite content pages as well as indicate the content pages that they dislike.

We promote social interaction among users to engage them more closely with the content they have viewed as well as with each other. Users may post comments and engage in discussions with other users by responding to comments. A user can also share content through a variety of means, including emails, messaging applications or social networks.

We also offer Quduopai, which is a separate mobile application from Qutoutiao and allows users to create, upload and view videos. User generated videos can be viewed by other users of Quduopai after being screened by our content management system for quality and appropriateness. We also selectively deliver popular videos from Quduopai through Qutoutiao, which enables such videos to reach a broader audience and further enriches the content offerings on Qutoutiao.

Our mobile applications include an online marketplace which users can purchase merchandise offered by third-party merchandise suppliers. This allows us to enhance user stickiness and benefits users by enabling them to spend cash credits earned in their accounts, while also encourage users to supplement their spending on our platform with additional funds and thus creating additional monetization opportunities for us. We select competitively-priced merchandise that we expect will be of interest to our users based on users’ purchasing power and preferences. Each merchandise supplier is responsible for shipping the merchandise directly to users. Popular offerings on our platform include consumer electronics, home appliances, cosmetics and accessories.

User Account Systems and Loyalty Programs

Our rapid growth since the launch of Qutoutiao was in large part due to our innovative user account system and gamified user loyalty program. Registered users can earn rewards and in certain cases cash credits by referring other users to register on Qutoutiao or by engaging in various activities on Qutoutiao while logged on to their accounts.

Rewards are automatically exchanged into cash credits at the end of each day based on an exchange rate determined by us. As stated in our user agreement, we have the sole discretion in determining such exchange rate. A user can only withdraw cash credits from the user’s account after the balance exceeds a minimum amount, which is determined at our sole discretion and adjusted by us from time to time. We have implemented mechanisms aimed to determine if users actually viewed the relevant content and anti-fraud system to prevent potential abuse.

Referral-based Rewards

Our registered users earn rewards when they make referrals through a master-apprentice social feature in which a user, who is the master, invites others to download and register on our Qutoutiao mobile application, who will become such user’s apprentices. After an apprentice registers with us, the master is eligible to receive rewards or cash credits in installment based the apprentice’s continued activities on Qutoutiao. Based on our policy in the fourth quarter of 2017, referral reward is generally around RMB3 of cash credits (or equivalent rewards) per referral. The master may receive additional rewards if the apprentice remains active on our platform such as by viewing content. We are thus able to leverage the embedded social relationships of each user and prompt our users to voluntarily invite their families and friends to become our registered users. However, if an apprentice takes on his or her own apprentice, the master is not eligible to receive any rewards based on such further referrals.

Engagement-based Rewards

A user is eligible to receive rewards for engaging in various activities on our Qutoutiao mobile application. Such activities include viewing and sharing content, providing valuable comments and encourage inactive users to continuously re-engage with Qutoutiao. Based on our policy in the fourth quarter of 2017, a typical reward for viewing content translates into approximately RMB0.006 of cash credits per article or video. We also create fun tasks such as daily missions to tap into the competitive reward psyche of users.

User Account System and Loyalty Program for Quduopai

We offer a separate user account system and loyalty program for Quduopai. Users can earn cash credits that they can withdraw after the balance exceeds a minimum amount, which is determined at our sole discretion and adjusted by us from time to time. Users can also earn loyalty points, which can only be exchanged into coupons issued to us by a third-party that can then be used to purchase products or service on that third-party’s e-commerce website.

Our Content

We strive to become the light entertainment content platform of choice for more and more users. We believe that light entertainment-oriented and easily digestible content resonates with mobile users, and we primarily deliver content that can be viewed by users during a short period of time. The articles on our platform generally contain both images and short texts and can be read within one minute; and more than half of the videos on our platform run less than two minutes. Because of the short time required to view our content, users are likely to repeatedly visit our platform when they are looking for light entertainment. In the three months ended December 31, 2017, the average daily time spent per DAU on Qutoutiao was approximately 32 minutes. We aim to deliver quality and relevant content to users, and content sourcing, management and recommendation are among core focuses of our operations.

Content Sourcing

As of December 31, 2017, there were more than 126,000 content providers on Qutoutiao comprised of freelancers and professional media outlets. We operate an online content upload system and the Quduopai mobile application for content providers to prepare and upload content. Fees paid to content providers relates to the amount of views associated with such content.

A content provider that is new to our online content upload system is required to go through a registration and approval process. Each content provider is required to sign an agreement electronically in the registration process. The agreement provides, among other things, that (i) we are authorized to deliver content submitted by the content provider free of charge; (ii) the content provider acknowledges that it will not deliver illegal or inappropriate content through our platform; and (iii) we have the right to screen, sort and monitor content, and we may remove any illegal or inappropriate content without notifying the content provider. We have the right to freeze an account for any violations of the rules, such as plagiarism or submission of inappropriate content.

After its registration with us, a content provider can prepare and upload content electronically through the online content upload system. The system also allows each content provider to track its performance on a real-time basis, including information such as the number of views, comments, shares and saves for its content.

Quduopai is our mobile application which allows users to create, upload and view video content through their mobile phones. For further information, see “— Our Mobile Applications.” Since the introduction of Quduopai in May 2017, we have experienced a significant increase in user generated videos. User generated videos represented approximately 61.7% of all videos uploaded to Qutoutiao in December 2017 as compared to approximately 35.3% in June 2017.

Content Management

As a gatekeeper for our platform, our content management system is designed to ensure both the quality and appropriateness of information presented to users, which include content and comment postings. Content may be declined for quality reasons, such as videos or pictures of low resolution or duplicative content. We also decline content and comment postings that appear to violate relevant laws and regulations or are otherwise inappropriate for our platform. We undertake an efficient and thorough screening process that involves both algorithm-based screening and manual review. We have also implemented a complaint procedure that enables us to identify inappropriate content utilizing our users’ feedback.

•	Algorithm-based Screening. We apply algorithms to screen texts as well as images and videos. Our system screens texts based on pre-set key words, and we utilize artificial intelligence to identify inappropriate images and videos. The screening system automatically declines content that did not meet the standards of our platform and flags suspicious content for manual review by our content management team.

•	Manual Review. Our content management team, which consisted of 294 employees as of December 31, 2017, is responsible for monitoring all information before delivery through our platform. The content management team reviews suspicious content identified in the algorithm-based screening process and makes the final decision as to whether to decline such content. Given the complexity and diversity of information submitted to our platform, our content management team also reviews all content that were not earlier flagged in the algorithm-based screening process.

•	Complaint Procedure. A user may submit a complaint about a specific content through our mobile applications. The user is prompted to identify the basis for the complaint, such as duplication to pre-existing content, violation of law, factual mistake, low quality or plagiarism. The user also needs to provide a written commentary to support the complaint. We remove the relevant content if we conclude that the complaint is valid. In addition, while the complaint is under review, we may also temporarily block the relevant content from being further delivered until we can investigate the complaint and reach a conclusion.

Content Recommendation

Our platform intelligently delivers personalized light entertainment content to users. The content recommendation process involves the following components.

•	Content Tagging. Each content piece is labeled with tags that are associated with its topics. Before submitting an article or video, the content provider may provide up to six tags. Such tags range from general topics such as “entertainment news” to specific topics such as the name of an actor. We utilize both algorithm-based screening and manual review to further refine such tags. Furthermore, our smart video tagging technology uses deep learning that further increases the accuracy of tags. Our technology also automatically selects and displays to users the most appropriate “cover images” for videos. We believe our technology greatly improves the quality and relevance of video content shown to our users, thereby enhancing user experience.

•	Interest and Social Graphs. Through an automated process, we develop interest and social graphs for each user based on such person’s profile, behavior and social relationships. User’s behavior also provides us with a granular view of the topics and content characteristics that likely are of interest to the user. We assess the user’s desired content characteristics through technologies including natural language processing, image analysis, and content tagging. In addition, the interest and social graphs take into account the user’s social relationships with other users and such other users’ interests and behaviors.

•	Recommendation. Our content recommendation engine suggests content based on each user’s interest and social graphs, and continuously receives behavioral data inputs to update and refine its recommendations in real time to identify content that is most likely of interest to each user.

Monetization

We place advertisements on our main pages, topic pages as well as content pages. We believe that our differentiated user base represents an attractive demographic target for businesses.

When we first commenced our business, we collaborated with various third-party advertising platforms to fill advertisement spaces on our mobile applications. We later engaged advertising agents to serve as our sales agents in selling our advertising solutions to other advertising agents and end advertisers. To enhance our platform’s monetization capabilities, we acquired an advertising agent in February 2018 that operates a programmatic advertising system. This system will serve to power our advertising solutions while reducing the use of third-party advertising platforms.

Our programmatic advertising system utilizes a bidding system for advertising customers to bid for targeted audience on our platform. Our programmatic advertising system considers a wide range of parameters to determine which advertisement to show, including price bid, predicted click-through rate and content relevance, to dynamically maximize our revenue potential. Our advertising technology aims to maximize our revenue potential by rewarding the more relevant advertisement with a more prominent position, despite the potentially lower price bid of such advertisement. We actively monitor the advertisements placed to help ensure their relevance.

Customers for our programmatic advertising system are comprised of advertising agents and end advertisers. We have our own sales personnel who are responsible to support and monitor the performances of advertising agents and to attract advertising customers to use our programmatic advertising system directly. We enter into standard agreements with advertising agents generally for a term of one year. Our advertising agents are responsible for identifying end advertisers, confirming payments and setting up accounts on our programmatic advertising system for advertising customers. We provide ongoing trainings to advertising agents to familiarize them with the functionalities and capabilities of our programmatic advertising system. These advertising agents are responsible for collecting and submitting the relevant documentation and licenses from advertising customers for our approval to open an account on our programmatic advertising system, and are also liable for any infringement of third-party rights or violation of regulatory requirements caused by advertisements placed by their end advertisers.

Baidu, which is our largest customer and operates a third-party advertising platform, contributed 69.6% and 43.5% of our net revenues in 2016 and 2017, respectively. Baidu also accounted for 90.3% and 59.8% of our accounts receivable as of December 31, 2016 and 2017, respectively. We supply traffic to the customer’s platform through advertisements placed on our mobile applications. Baidu and us have entered into a membership registration agreement, which contains standard terms and conditions generally applicable to companies that utilize Baidu’s advertising platform. Pursuant to the agreement, we are required to comply with the relevant laws and regulations as well as Baidu’s guidelines for its platform participants, including prohibitions on fraudulent clicks and other improper means to generate online traffic. Baidu has the right to terminate the agreement at any time.

Through collaboration with third-party merchandise suppliers, Qutoutiao include an online marketplace which users can access and purchase merchandise offered by third-party merchandise suppliers. We do not carry any inventory, and each merchandise supplier is responsible for shipping the merchandise directly to users. A user pays the purchase price for a merchandise to us. We deduct our commission related to the merchandise and remit the remainder to the relevant merchandise supplier.

Technology

We have focused on and will continue to invest in our technological infrastructure. Our business is supported by the following key technologies.

•	Interest and Social Graphing. Through an automated process, we develop interests and social graphs for each user based on such person’s profile, behavior and social relationships. We are able to gain a fairly accurate picture of a user’s profile, including age, gender and location, based on the user’s behavior on our platform. The user’s behavior also provides us with a granular view of the topics that likely are of interests to him or her. We assess the user’s desired content characteristics through technologies including natural language processing, image analysis, and content tagging. The interest and social graphs take into account the user’s social relationships with other users and such other users’ interests, including their behaviors. We continuously refine each user’s graphs based on the user’s behavior over time through artificial intelligence.

•	Content Recommendation Engine. Our content recommendation engine recommends content based on user behavior, and continuously receives behavioral data inputs to update and refine its recommendations in real time to identify content that is most likely of interest to each user. Our content recommendation engine is capable of processing large quantities of data, and currently can handle several billion inputs per day. In addition, new content is aggregated and recommended in real time from among millions of new content added, ensuring that our users will not miss content that may interest them when they next update their view in our mobile application.

•

Advertising. Our advertising technology enables advertising customers to bid for audience and automatically deliver relevant, targeted promotional links to users. Our system rewards the more relevant advertisement with a more prominent position, despite the potentially lower price bid of such advertisement. Our audience segmentation technology helps ensure the relevance of advertisements shown to users by analyzing their interests through browsing activity, viewed content and commenting history. In addition, we have the ability to predict click-through rates for advertisements using logistic regression, gradient boosting decision tree and linear and nonlinear modeling algorithms. Enhanced precision of these click-through rate projections can help maximize the cost effectiveness of customers’ advertising budgets.

•	Content Screening Technology. Our text screening system screens information based on pre-set key words. We utilize artificial intelligence to identify inappropriate or objectionable content from images, speeches and videos, significantly increasing efficiency over manual review. We also apply deep learning methods to analyze complex visual content. Through big data and continuous training, our system is able to monitor and identify objectionable visual content with a high degree of accuracy. The screening system automatically declines content that did not meet the standards of our platform and flags suspicious content for manual review by our content management team.

•	Fraud Detection. Our fraud detection technology focuses on ensuring that our user loyalty programs are not abused by fraudulent users or activities. Our anti-fraud system employs self-encoding and deep learning methods such as convolutional neural networks in analyzing users’ behavior as well as the location of and data from their devices to detect fraud. Our anti-fraud system assigns a fraud score to users based on the inputs it receives, with higher scores signifying a greater suspicion of fraudulent activity. We also utilize artificial intelligence methods including decision trees, random decision forests, naive Bayes classifier, Gaussian mixed model, and logistic regression to maximize the predictive accuracy of our anti-fraud system while minimizing the need for manual review.

Marketing and Promotion

We have historically expanded our user base primarily through word-of-mouth referrals by existing users, which is mainly driven by our user loyalty programs, light entertainment-oriented content and content recommendation technology. The loyalty programs create a strong viral effect, which we believe enables us to enjoy lower user acquisition cost compared to acquiring users through online advertising. Amongst our approximately 72.8 million registered users as of December 31, 2017, approximately 87% were referred by other registered users. For more information on our user loyalty programs, see “— User Account Systems and Loyalty Programs — Referral-based Rewards.” We intend to continue to implement innovative and cost-effective marketing initiatives. We will also explore additional channels to grow our user base, such as through advertisements on mobile channels, and further enhance our brand awareness through offline channels.

Competition

The industry we operate in is highly competitive and rapidly changing due to the fast growing market and technological developments. Our ability to compete successfully depends on many factors, including the quality and relevance of our content, the robustness of our technology platform, user experience, brand recognition and reputation, the value of our services to advertising customers and our relationship with content providers.

We compete with other mobile content feed platforms for user traffic. Our primary competitors include content aggregators such as Jinritoutiao, Tiantiankuaibao (operated by Tencent) and Yidianzixun (an affiliate of Phoenix News). We ranked third among content aggregators in China’s mobile content feed platform industry in terms of both monthly penetration rate and daily penetration rate in December 2017 according to the Analysys Report. We believe we have differentiated ourselves from other content aggregators because of our focus on light entertainment content and users from tier-3 and below cities. To a lesser extent, we also compete with mobile news portals such as Tencent News, SINA News, Sohu News, NetEase News and Phoenix News. We believe such mobile news portals tend to concentrate on current affairs such as political and economic news. As such, their content offerings tend to differ from ours. As we plan to enhance our video content, we also compete with a number of “pure play” short video platforms, including Kuaishou, Huoshan, Xigua and Douyin.

Employees

As of December 31, 2016 and 2017, we had a total of 41 and 502 employees, respectively. The following table sets forth the breakdown of our employees as of December 31, 2017 by function:

Function	Number of Employees	% of Total
Content management	294	58.5
Technology and product development	147	29.3
Sales, customer service and marketing	40	8.0
General administration	21	4.2

Total	502	100.0

Our employees are based in Shanghai, Beijing and Wuhu City in Anhui Province, respectively.

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and meritocracy. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire additional experienced and talented employees in areas such as content management and research and development as we expand our business.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. In addition, we purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of our employees. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Facilities

Our corporate headquarters are located in Shanghai, China, where we lease approximately 3,144 square meters of office space. We also maintain other leased offices in Beijing and Wuhu in Anhui Province totaling approximately 2,730 square meters. We believe that we will be able to obtain adequate facilities, principally by lease, to accommodate our future expansion plans.

Intellectual Property

We regard our intellectual property as critical to our success. Such intellectual properties include trademarks, domain names, copyrights, know-how and proprietary technologies. We currently rely on trademarks, copyrights, trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights.

As of December 31, 2017, we have registered eight trademarks in the PRC. As of December 31, 2017, we have filed 30 trademark applications in the PRC and two in Hong Kong. We have not completed the trademark registration for “Qutoutiao,” the name of our flagship mobile application. After we submitted our application material with the relevant authorities, one of our competitors filed an objection on the ground that “Qutoutiao” is similar to a trademark registered by such competitor. We believe such objection is meritless and we have contested the objection and submitted the written defense to the Trademark Office in February 2018. However, there can be no assurance that we will be able to prevail and register “Qutoutiao” as a trademark. For additional information, see “Risk Factors — Risks Relating to Our Industry and Business — If we do not continue to increase the strength of our brand, we may not be able to maintain current or attract new users and customers for our products and services.”

As of December 31, 2017, we are the registered holder of 45 domain names in the PRC.

As of December 31, 2017, we have been granted 35 software copyrights and three artwork copyrights.

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We also purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of our employees. We do not maintain property insurance policies covering our equipment and other property that are essential to our business operation to safeguard against risks and unexpected events. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Legal and Other Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATIONS

This section sets forth a summary of the principal PRC laws and regulations relevant to our business and operations in the PRC.

Regulations on Value-added Telecommunications Services

The Telecommunications Regulations of the PRC, or the Telecom Regulations, implemented on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, are the primary PRC law governing telecommunication services and set out the general framework for the provision of both “basic telecommunication services” and “value-added telecommunication services” by domestic PRC companies. “value-added telecommunication services” is defined as telecommunications and information services provided through public networks, and, according to the Telecom Regulations, operators of value-added telecommunications services shall obtain operating licenses prior to commencing operations from the Ministry of Industry and Information Technology, or the MIIT, or its provincial level counterparts.

The Catalogue of Telecommunications Business, or the Catalogue, which was issued as an attachment to the Telecom Regulations and recently revised and promulgated on December 28, 2015, further identifies information services as value-added telecommunications services. We engage in business activities that are value-added telecommunications services as defined and described by the Telecom Regulations and the Catalogue.

On March 5, 2009, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, or the Telecom License Measures, which initially became effective on April 10, 2009 and was amended on July 3, 2017, effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures provide that there are two types of telecommunications operating licenses, or the ICP Licenses for operators in China, one for basic telecommunications services and one for value-added telecommunications services. A distinction is also made to licenses for value-added telecommunications services as to whether a license is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to each license granted will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded in its ICP License.

Our business activities include providing information services and content to users through our mobile application Qutoutiao, which will be regarded as information services under the Catalogue. Shanghai Jifen and Anhui Zhangduan have been granted the ICP Licenses which authorize relevant companies’ provision of information services via Internet. The ICP Licenses of Shanghai Jifen and Anhui Zhangduan will remain effective until September 25, 2022 and June 20, 2022 respectively, and both of the licenses are also subject to annual inspection.

Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the State Council on December 11, 2001, became effective on January 1, 2002 and recently amended and issued on February 6, 2016, and the Catalogue of Industries for guiding Foreign Investment, or the Foreign Investment Catalogue, which was recently revised and promulgated by the National Development and Reform Commission, or the NDRC, and the MOFCOM, on June 28, 2017. Under the aforesaid regulations, foreign invested telecommunications enterprises in the PRC, or FITEs, must be established as Sino-foreign equity joint ventures. The foreign party to a FITE engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, of which the geographical area it may conduct telecommunications services is provided by the MIIT in accordance with relevant provisions as mentioned above. In addition, the major foreign investor in a value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. Moreover, approvals from the MIIT and the MOFCOM or their authorized local counterparts must be obtained prior to the operation of the FITE and the MIIT and the MOFCOM retain considerable discretion in granting such approvals.

On June 30, 2016, the MIIT issued an Announcement of the Ministry of Industry and Information Technology on Issues concerning the Provision of Telecommunication Services in Mainland China by Service Providers from Hong Kong and Macau, or the MIIT Announcement, which provides that investors from Hong Kong and Macau may hold no more than 50% of the equity in FITEs engaging in certain specified categories of value-added telecommunications services.

On July 13, 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Notice, which reiterates certain provisions of the FITE Regulations. In addition to the provisions stated in FITE Regulations, the MIIT Notice further provide that a domestic company that holds a license for the provision of Internet information services, or an ICP license, is prohibited from leasing, transferring or selling the ICP license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. The MIIT Notice also requires each ICP license holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license, and specifically, with regard to the domain names and trademarks, the MIIT Notice required that trademarks and domain names that are used in the provision of Internet content services must be owned by the ICP license holder or its shareholders. Our Consolidated VIE, Shanghai Jifen, which holds the ICP license, owns our major domain names, and holds or has applied for registration in the PRC of trademarks related to our business and owns and maintains facilities that we believe are appropriate for our business operations.

In view of these restrictions on foreign direct investment in the value-added telecommunications sector, we established various domestic consolidated affiliated entities which are all subsidiaries to Shanghai Jifen, to engage in value-added telecommunications services. For a detailed discussion of our Consolidated VIE and its subsidiaries, please refer to “Our History and Corporate Structure” of this Prospectus. Due to a lack of interpretative materials from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. For details, please refer to “Risk Factors — Risks Relating to Our Industry and Business — We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on our ability to own key assets such as our mobile applications.” In order to comply with PRC regulatory requirements, we operate a portion of our business through our Consolidated VIE and its subsidiaries, with which we have contractual relationships but in which we do not have an actual ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the PRC Internet sector, we could be subject to severe penalties.

Regulations on the Provision of Internet Content

Regulation on Internet Information Services

The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of Internet information services. The Internet Content Measures classifies Internet information services into commercial Internet information services and non-commercial Internet information services, and commercial Internet information services refer to services that provide information or services to Internet users with charge. A provider of commercial Internet information services must obtain an ICP License, and, prior to the application for such ICP License from the MIIT or its local branch at the provincial or municipal level, entities providing online information services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must procure the consent of the national authorities responsible for such areas. As a provider of commercial Internet information services, Shanghai Jifen and Anhui Zhangduan have been granted the ICP Licenses as mentioned above, which authorize relevant companies’ provision of information services via Internet.

In addition to the above, the ICP Measures further specifies a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities.

Regulation on Internet News Dissemination

Pursuant to the Provisions for the Administration of Internet News Information Services promulgated by the Cyberspace Administration of China, or CAOC, which was issued on May 2, 2017 and became effective on June 1, 2017, an Internet news license shall be obtained from CAOC by the service provider for the provision of internet news information services to the public in a variety of ways, including offering platforms for such dissemination. “News information” as mentioned therein includes reports and comments relating to social and public affairs such as politics, economy, military affairs and foreign affairs, as well as relevant reports and comments on social emergencies. The service providers shall meet various qualifications and requirements as listed in such regulation, and further, to provide Internet-based news information services, the service providers are also required to complete formalities for ICP License or filing with the competent telecommunications authorities in accordance with the law.

In addition to the above, such regulation also stipulates that no organization may establish Internet-based news information service agencies in the form of Sino-foreign joint ventures, Sino-foreign cooperative ventures or wholly foreign-owned enterprises. Any cooperation involving Internet-based news information services and between Internet-based news information service agencies and foreign-invested enterprises, or FIEs, shall be reported to the national CAOC for security assessment.

We are required to obtain an Internet news license from CAOC for the dissemination of news through our mobile application. We plan to apply for an Internet news license. However, there can be no assurance that our application will be accepted or approved by the regulatory authorities. See “Risk Factors — Risks Relating to Our Industry and Business — Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services that provide news or to cease the Internet access services provided by third parties to us.”

Regulation on Online Transmission of Audio-visual Programs

On December 20, 2007, the General Administration of Press and Publication, Radio, Film and Television, or GAPPRFT, and MIIT jointly issued the Administrative Provisions for the Internet Audio-Video Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008 and was amended on August 28, 2015. The Audio-visual Program Provisions define “Internet audio-visual programs services” as the production, edition and integration of audio-video programs, the supply of audio-video programs to the public via the Internet, and the provision of upload and audio-video programs transmission services to a third party. Entities engaging in Internet audio-visual programs services must obtain an internet audio-visual program transmission license, which will only be issued to state-owned or state-controlled entities. According to the Categories of the Internet Audio-Video Program Services modified by GAPPRFT on March 10, 2017, “aggregation of Internet audio-visual programs”, which means “editing and arranging the Internet audio-visual programs on the same website and providing searching and watching services to public users”, falls into the definition of the aforementioned “Internet audio-visual programs services.”

As of the date of this Prospectus, we do not possess an Internet audio-visual program transmission license and we cannot assure you that we will be able to obtain one. See “Risk Factors — Risks Relating to Our Industry and Business — Our lack of an Internet audio-visual program transmission license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.”

Regulations on Internet Publishing

On February 4, 2016, the SAPPRFT and MIIT jointly issued the Internet Publishing Rules, which took effect on March 10, 2016. “Online publications” is defined, under the Internet Publishing Rules, as digital works that are edited, produced, or processed to be published and provided to the public through the Internet, including (a) original digital works, such as articles, pictures, maps, games, and comics; (b) digital works with content that is consistent with the type of content that, prior to the Internet age, typically was published in media such as books, newspapers, periodicals, audio-visual products, and electronic publications; (c) digital works in the form of online databases compiled by selecting, arranging, and compiling other types of digital works; and (d) other types of digital works identified by the SAPPRFT. Under the Internet Publishing Rules, Internet operators distributing such online publications through information network are required to obtain an Internet publishing license from SAPPRFT. Wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises are prohibited from engaging in the provision of Internet publishing services. In addition, project cooperation between an Internet publishing service provider and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual involving Internet publishing services shall be subject to examination and approval by the GAPPRFT in advance. A company that fails to comply with these rules may be ordered to close the website or pay fines or be subject to other penalties imposed by relevant authorities.

Uncertainty remains as to the interpretation of the Internet Publishing Rules which may require us to take further actions and/or subject us to penalties. See “Risk Factors — Risks Relating to Our Industry and Business — We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on our ability to own key assets such as our mobile applications.”

Regulations on Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress, or the SCNPC, enacted the Advertising Law of the PRC, which took effect on September 1, 2015, or the New Advertising Law, to increase the potential legal liability of providers of advertising services, and to include provisions intended to strengthen identification of false advertising and the power of regulatory authorities. On July 4, 2016, the SAIC issued the Interim Measures of the Administration of Online Advertising, or the SAIC Interim Measures, which took effect on September 1, 2016, to further regulate Internet advertising activities.

The New Advertising Law and the SAIC Interim Measures both provide that advertisements posted or published through the Internet may not affect users’ normal usage of a network, and advertisements published in the form of pop-up windows on the Internet must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAIC Interim Measures provide that all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such.

With regard to the content of the advertisement, according to the above laws and regulations, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. The New Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. Also, according to the SAIC Interim Measures, no advertisement of such special products or services which are subject to examination by an advertising examination authority shall be published unless it has passed such examination.

The New Advertising Law and SAIC Interim Measures require us to monitor the advertising content shown on our mobile applications to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. However, we cannot assure you that all of the content contained in such advertisements is true and accurate as required by the advertising laws and regulations. For details, please see “Risk Factors — Risks Relating to Our Industry and Business — Advertisements on our mobile applications may subject us to penalties and other administrative actions.”

Regulation on Mobile Internet Applications Information Services

On June 28, 2016, the CAOC issued the Provisions on the Administration of Mobile Internet Applications Information Services, or the APP Provisions, which became effective on August 1, 2016. Under the APP Provisions, mobile application providers and application store service providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through mobile applications any content prohibited by laws and regulations. The APP Provisions also require application providers to procure relevant approval to provide services through such applications, and shall strictly fulfill their responsibilities of information security management, including (i) verifying real identities with the registered users through mobile phone numbers; (ii) establishing and improving the verification and management mechanism for the information content, adopting proper sanctions and measures such as warning, limiting functions, suspending updates, and closing accounts for releasing illegal information content; (iii) keeping records and report to competent authorities; (iv) protecting and safeguarding users’ “rights to know and rights to choose” during installation or use; (v) protecting intellectual property rights concerned and (vi) keeping records of user log information for 60 days.

Regulation on Online Cultural Products

On February 17, 2011, the MOC issued the new Provisional Regulations for the Administration of Online Culture, or the New Online Culture Regulations, which took effect on April 1, 2011 and was recently amended on December 15, 2017, to replace the previous regulations which were issued by MOC on May 10, 2003. The New Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products”, which include those cultural products that are produced specially for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animations, and those cultural products that, through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination.

Pursuant to the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MOC for an Online Culture Operating Permit if they engage in any of the following types of activities:

•	the production, duplication, importation, release or broadcasting of Internet cultural products;

•	the dissemination of online cultural products on the Internet or transmission thereof via Internet or mobile phone networks to users’ terminals such as computers, fixed-line or mobile phones, television sets, gaming consoles and Internet surfing service sites such as Internet cafés for the purpose of browsing, using or downloading such products; or

•	the exhibition or holding of contests related to Internet cultural products.

The New Online Culture Regulations further classifies Internet cultural activities into commercial Internet cultural activities and non-commercial Internet cultural activities. Entities engaging in commercial Internet cultural activities must apply to the relevant authorities for a Network Cultural Business Permit, while non-commercial cultural entities are only required to report to related culture administration authorities within 60 days of the establishment of such entity. Our Consolidated VIE, Shanghai Jifen, as well as one of its subsidiary Anhui Zhangduan, have obtained the Network Cultural Business Permits with the business scope of operating game products (including issuance of virtual currencies in online games) and the permits will remain effective until November 2, 2019 and May 21, 2020, respectively.

Regulation on Information Security and Censorship

The SCNPC enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, which was amended in August 27, 2009. Such decision makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures as below that prohibit the use of the Internet in ways which, among other things, result in a leakage of State secrets or distribution of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

On May 20, 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections which prohibits using the Internet to leak state secrets or to spread socially destabilizing materials. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC on August 29, 2015 and becoming effective on November 1, 2015, any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (i) sells or provides personal information to others unlawfully, or (ii) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations.

On November 7, 2016, the SCNPC promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017. The PRC Cybersecurity Law applies to the construction, operation, maintenance, and use of networks as well as the supervision and administration of Internet security in the PRC. The PRC Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging, and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrator of networks and network service providers, shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cybersecurity Law, network operators are subject to various security protection-related obligations, including:

•	complying with security protection obligations in accordance with tiered requirements with respect to maintenance of the security of Internet systems, which include formulating internal security management rules and developing manuals, appointing personnel who will be responsible for Internet security, adopting technical measures to prevent computer viruses and activities that threaten Internet security, adopting technical measures to monitor and record status of network operations, holding Internet security training events, retaining user logs for at least six months, and adopting measures such as data classification, key data backup, and encryption for the purpose of securing networks from interference, vandalism, or unauthorized visits, and preventing network data from leakage, theft, or tampering;

•	verifying users’ identities before signing agreements or providing services such as network access, domain name registration, landline telephone or mobile phone access, information publishing, or real-time communication services;

•	clearly indicating the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected when collecting or using personal information;

•	strictly preserving the privacy of user information they collect, and establish and maintain systems to protect user privacy;

•	strengthening management of information published by users. When the network operators discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies

On May 2, 2017, the CAOC issued the Measures for Security Review of Cyber Products and Services (for Trial Implementation), or the Cybersecurity Review Measures, which came into effect on June 1, 2017. Under the Cybersecurity Review Measures, the following cyber products and services will be subject to cybersecurity review:

•	important cyber products and services purchased by networks, and information systems related to national security; and

•	the purchase of cyber products and services by operators of critical information infrastructure in key industries and fields, such as public communications and information services, energy, transportation, water resources, finance, public service, and electronic administration, and other critical information infrastructure, that may affect national security.

The CAOC is responsible for organizing and implementing cybersecurity reviews, while the competent departments in key industries such as finance, telecommunications, energy, and transport are responsible for organizing and implementing security review of cyber products and services in their respective industries and fields.

To comply with the above PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our website and application. However, due to the large amount of user uploaded content, we may not be able to identify all the content that may violate relevant laws and regulations. See “Risk Factors — Risks Relating to Our Industry and Business — The Chinese government may prevent us from distributing content that it believes is inappropriate and we may be subject to penalties for such content or we may have to interrupt or stop the operation of our platform.”

Regulation on Privacy Protection

On December 28, 2012, the SCNPC enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to enhance the protection of User Personal Information in electronic form. The Information Protection Decision provides that Internet services providers must expressly inform their users of the purpose, manner and scope of the Internet services providers’ collection and use of User Personal Information, publish the Internet services providers’ standards for their collection and use of User Personal Information, and collect and use User Personal Information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that Internet services providers and their employees must keep strictly confidential User Personal Information that they collect, and that Internet services providers must take such technical and other measures as are necessary to safeguard the information against disclosure.

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information, or the Order. Most of the requirements under the Order that are relevant to Internet services providers are consistent with the requirements already established under the MIIT provisions discussed above, except that under the Order the requirements are often more strict and have a wider scope. If an Internet services provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from the users whose information is being collected or used. Internet services providers are also required to establish and publish their protocols relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet services providers are also required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant Internet service. Internet services providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. The Order states, in broad terms, that violators may face warnings, fines, and disclosure to the public and, in the most severe cases, criminal liability.

On January 5, 2015, the SAIC promulgated the Measures on Punishment for Infringement of Consumer Rights, pursuant to which business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected. Business operators may not: (i) collect or use personal information of consumers without their consent; (ii) unlawfully divulge, sell or provide personal information of consumers to others; (iii) send commercial information to consumers without their consent or request, or when a consumer has explicitly declined to receive such information.

Regulations Related to Intellectual Property Rights

Trademark

On August 23, 1982, the SCNPC promulgated the Trademark Law of the PRC, or the Trademark Law, which was amended in 1993, 2001 and 2013. On September 15, 2002, the State Council promulgated the Implementation Regulation for the Trademark Law, which was amended on April 29, 2014.

Under the Trademark Law and the implementing regulation, the Trademark Office of the Administration for Industry and Commerce, or the Trademark Office, is responsible for the registration and administration of trademarks. The Trademark Office handles trademark registrations. As with patents, China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years.

In addition to the above, the SAIC has established a Trademark Review and Adjudication Board for resolving trademark disputes. According to the Trademark Law, within three months since the date of the announcement of a preliminarily validated trademark, if a titleholder is of the view that is such trademark in application is identical or similar to its registered trademark for the same type of commodities or similar commodities which violates relevant provisions of the Trademark Law, such titleholder may raise an objection to the Trademark Office within the aforesaid period. In such event, the Trademark Office shall consider the facts and grounds submitted by both the dissenting party and the party being challenged and shall decide on whether the registration is allowed within 12 months upon the expiration of the announcement after investigation and verification, and notify the dissenting party and the person challenged in writing.

We have not completed the trademark registration for “Qutoutiao,” the name of our flagship mobile application. After we submitted our application material with the Trademark Office and received the announcement of our preliminarily validated trademarks concerned in June 2017, one of our competitors filed an objection on the ground that “Qutoutiao” is similar to certain trademarks registered by such competitor. We believe such objection is meritless and we have contested the objection and submitted the written defense to the Trademark Office in February 2018. However, there can be no assurance that we will be able to prevail and register “Qutoutiao” as a trademark. See “Risk Factors — Risks Relating to Our Industry and Business — If we do not continue to increase the strength of our brand, we may not be able to maintain current or attract new users and customers for our products and services.”

As of December 31, 2017, we have registered eight trademarks in the PRC. Including the above mentioned trademark application for “Qutoutiao”, we have filed 30 trademark applications in the PRC as of the same date.

Copyrights

On September 7, 1990, The National People’s Congress promulgated the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and in 2010. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the National Copyright Administration, or the NCA, issued the Computer Software Copyright Registration Procedures on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights. The China Copyright Protection Center shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Software Copyright Registration Procedures and the Computer Software Protection Regulations.

As of the date of this prospectus, we have been granted 35 software copyrights and 3 artwork copyrights in the PRC.

Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC Internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identifications to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

As of the date of this prospectus, we are the registered holder of 45 domain names in the PRC.

Regulations on Foreign Exchange

Under the Foreign Currency Administration Rules of the PRC promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange, or the SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office. Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. FIEs may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of PRC companies and further improve the administration on foreign exchange settlement for FIEs.

On February 13, 2015, the SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015, which cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment. In addition, SAFE Circular 13 simplifies the procedure of foreign exchange-related registration, under which investors shall register with banks for direct domestic investment and direct overseas investment.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by FIEs in the PRC include the Company Law of the PRC, as recently amended in 2013, the Wholly Foreign-owned Enterprise Law promulgated recently amended in 2016 and its implementation regulations, the Equity Joint Venture Law of the PRC recently amended in 2016 and its implementation regulations, and the Cooperative Joint Venture Law of the PRC recently amended in 2016 and its implementation regulations.

Under the current regulatory regime in the PRC, FIEs in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

As of December 31, 2017, our wholly foreign-owned subsidiary, Shanghai Quyun, has not made any profits and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Law of the PRC on Enterprise Income Tax which was amended on February 24, 2017 and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax (collectively, the “EIT Law”). Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 20% with respect to their income sourced from inside the PRC.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax, or the VAT Regulations, were promulgated by the State Council on December 13, 1993 and were most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the Ministry of Finance on December 25, 1993 which was recently amended on October 28, 2011 (collectively with the VAT Regulations, the “VAT Law”). According to the VAT Law, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax. For taxpayers selling or importing goods other than those specifically listed in the VAT Law, the value-added tax rate is 17%.

On November 16, 2011, the Ministry of Finance, or the MOF, and the State Administration of Taxation, or the SAT, promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, to lay out main content of the pilot scheme for the reform of levying value-added tax in place of business tax. Further on March 23, 2016, the MOF and the SAT jointly promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the above mentioned notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On November 19, 2017, the State Council promulgated the Decision of State Council on Abolition of the Provisional Regulations of the PRC on Business Tax and Revision of the Provisional Regulations of the PRC on Value-added Tax, which took effective on the same date, to formally abolish the Provisional Regulations of the People’s Republic of China on Business Tax and amend the VAT Regulations accordingly.

As of December 31, 2017, our PRC subsidiaries, consolidated VIE and its subsidiaries are generally subject to the VAT rates of 6%.

Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Under the Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Treaties, issued on October 27, 2009 by the SAT, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

Regulations on Employment

Labor Contract Law

The Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated on January 1, 2008 and amended on December 28, 2012, is primarily regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

Regulations on Social Insurance and Housing Fund

Under the Social Insurance Law of the PRC that was promulgated by the SCNPC on October 28, 2010 and came into force as of July 1, 2011 and the Interim Regulations on the Collection and Payment of Social Insurance Premiums that was promulgated by the State Council on and came into force as of January 22, 1999, employers are required to pay basic endowment insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance and other social insurance for its employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time. Where an employer fails to fully pay social insurance premiums, relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of 1 to 3 times the outstanding amount upon such employer.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Regulations on Employee Share Incentive Plans

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or SAFE Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic agency as regulated in SAFE Circular 7.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares, including the Circular on Issues Concerning the Individual Income Tax on Share-option Incentives, or the

Circular 461, which was promulgated and took effective on August 24, 2009. Under Circular 461 and other relevant laws and regulations, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Related to Mergers and Acquisitions and Overseas Listings

M&A Rules

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, requires that offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

In our case, the CSRC approval is considered not required in the context of this offering because (i) our wholly-owned PRC subsidiary, Shanghai Quyun, was incorporated as a foreign-invested enterprise by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules, and (ii) there is no statutory provision that clearly classifies the contractual arrangement among Shanghai Quyun and our consolidated VIE and its shareholders as transactions regulated by the M&A Rules. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion. See “Risk Factors — Risks Relating to Our Industry and Business — The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.”

SAFE Circular 37

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or the SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Mr. Eric Siliang Tan and Mr. Lei Li have completed the SAFE registration pursuant to SAFE Circular 37 in 2017. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents, and we do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. See “Risk Factors — Risks Relating to Our Industry and Business — PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers upon closing of this offering.

Name	Age	Position/Title
Eric Siliang Tan	38	Co-founder and executive chairman
Lei Li	34	Co-founder, director and chief executive officer
Chris Haiyang Yu	34	Director
Shaoqing Jiang	44	Director
Jingbo Wang	36	Director and chief financial officer
Oliver Yucheng Chen	39	Director and chief strategy officer
Zhiliang Wang	34	Chief technology officer
Sihui Chen	33	Chief operating officer
Binjie Zhu	33	Vice president of growth

Mr. Eric Siliang Tan is our co-founder and executive chairman of board of directors. Mr. Tan has more than 12 years of experience in the Internet industry and serial entrepreneurship experiences. Mr. Tan concurrently serves as chief executive officer of AdIn Media (Shanghai) Co., Ltd., an advertising technology company he founded in 2013, which was acquired in 2015 by Wutong Holding Group Co., Ltd., a company listed on Shenzhen Stock Exchange. Prior to that, Mr. Tan was head of advertising solutions of Shanghai Shengyue Advertising Co., Ltd., a subsidiary of SNDA Interactive Entertainment Limited from 2010 to 2013, in charge of developing open Internet advertising platform. Previously, Mr. Tan served at Wealink.com, an Internet recruiting company, as chief technology officer from 2008 to 2009, and at 51.com, an online game company, as engineering manager in 2008. Mr. Tan worked at Yahoo! China, with his last position as senior engineer, from 2006 to 2008. Mr. Tan graduated from Tsinghua University with a bachelor of engineering degree in automation in 2002. Mr. Tan graduated from Chinese Academy of Sciences with master of engineering degree in artificial intelligence in 2006.

Mr. Lei Li is our co-founder, director and chief executive officer. Mr. Li has over ten years of product experience in the Internet industry. Prior to co-founding our company, Mr. Li worked at Anhui Aoding Information Technology Co., Ltd., a subsidiary of AdIn Media (Shanghai) Co., Ltd., from 2013 to 2015, with his last position as director of product engineering. Prior to that, Mr. Li served as director of advertising solutions of Shanghai Shengyue Advertising Co., Ltd., a subsidiary of SNDA Interactive Entertainment Limited from 2010 to 2013. Previously, Mr. Li worked at 51.com, an online game company, from 2007 to 2010, with his last position as manager of research and development. Mr. Li graduated from Open University of China with an associate degree in law in 2014 and a bachelor degree in law in 2017.

Mr. Chris Haiyang Yu is an executive director of Tencent Investment. Mr. Yu is responsible for investments in gaming, social, education, travel and housing sectors at Tencent Investment. Prior to joining Tencent Investment in 2011, Mr. Yu served as an associate at WI Harper, a venture capital firm, where he focused on investments in the technology, media and telecoms, or TMT, sector from 2010 to 2011. Prior to that, Mr. Yu was an investment associate at China Growth Capital, focusing on investments in the TMT, education and financial services sectors from 2007 to 2010. Mr. Yu holds a bachelor degree in civil engineering from Tsinghua University.

Mr. Shaoqing Jiang is an operational director of Chengwei Capital. Prior to joining Chengwei Capital, Mr. Jiang served at Renaissance Environmental Investment as a director from 2007 to 2012. Previously, Mr. Jiang worked at Walden International as an investment director and Cummings-Goldman Capital Partners as a vice president from 2006 to 2007. Prior to that, Mr. Jiang worked at Chengwei Ventures as an associate from 1999 to 2003. Mr. Jiang holds a bachelor degree in English from Fudan University and a master of business administration degree from Leonard Stern School of Business, New York University.

Mr. Jingbo Wang is our director and chief financial officer. Prior to joining our company in February 2018, Mr. Wang served as the chief financial officer of Yintech Investment Holdings Limited since October 2014, a company listed on NASDAQ since April 2016. Prior to that, Mr. Wang worked at Deutsche Bank from 2009 to 2014, with his last position being vice president in the Corporate Finance Division. Mr. Wang graduated from Tsinghua University with a bachelor degree of engineering in automation in 2003. Mr. Wang graduated from the University of Hong Kong with a master of philosophy degree in computer science in 2005 and was awarded a doctor of philosophy degree in management studies from Saïd Business School, University of Oxford, in 2010.

Mr. Oliver Yucheng Chen is our director and chief strategy officer. Prior to joining our company in February 2018, Mr. Chen was a co-founding partner of Innotech Capitals from 2015 to 2018. Prior to that he was chief financial officer at AdIn Media (Shanghai) Co., Ltd. from 2014 to 2015, SNDA Interactive Entertainment Limited SDO division from 2012 to 2014 and Sohu.com video division from 2011 to 2012. Previously, Mr. Chen worked as Asia audit director of PepsiCo from 2009 to 2011. He also worked in the U.S. from 2001 to 2009 at KPMG and at Deloitte. Mr. Chen graduated from University of Michigan with a bachelor degree in economics and a master degree in accounting in 2001. He is a U.S. certified public accountant with inactive status.

Mr. Zhiliang Wang is our chief technology officer. Prior to joining our company in March 2016, Mr. Wang had over ten years of experience in the Internet industry focusing on advertising and mobile applications. He worked at Baidu, Inc. as an engineering manager responsible for the mobile browser division from 2013 to 2015. Previously, Mr. Wang was a senior manager of programmatic advertising platform solutions at Shanghai Shengyue Advertising Co., Ltd., a subsidiary of SNDA Interactive Entertainment Limited from 2010 to 2013. Prior to that, Mr. Wang worked at PPLive, an online video company, as a research and development supervisor of online video from 2007 to 2010. Mr. Wang graduated from Southwestern University with a bachelor degree in information management and information systems in 2007.

Ms. Sihui Chen is our chief operating officer. Prior to joining our company in January 2016, Ms. Chen worked at Shanghai Qingyuan Lvwang Co., Ltd., an Internet gaming company, as head of project management responsible for product development. Previously, Ms. Chen held several positions at SNDA Interactive Entertainment Limited, including executive assistant to the chief executive officer of literature division from 2012 to 2014, and corporate human resource business partner from 2007 to 2012. Ms. Chen graduated from Zhongnan University of Economics and Law with a bachelor degree in management and a bachelor degree in finance in 2007.

Mr. Binjie Zhu is our vice president of growth. Prior to joining our company in August 2017, Mr. Zhu was the president of VivaVideo, a leading global short video platform from 2016 to 2017. Prior to that, Mr. Zhu founded a financial technology start-up in 2015. Mr. Zhu worked at Deutsche Bank from 2010 to 2015, with his last position being vice president in the Technology, Media and Telecommunication Investment Banking Division. Mr. Zhu graduated from Tsinghua University with a bachelor degree in electronic engineering in 2007.

Board of Directors

Our board of directors will consist of                      directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our company;

•	representing our company in contracts and deals;

•	appointing attorneys for our company;

•	select senior management;

•	providing employee benefits and pension;

•	managing our company’s finance and bank accounts;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	exercising any other powers conferred by the shareholders meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our amended and restated memorandum and articles of association. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our company, if any. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Pursuant to our shareholder’s agreement dated November 14, 2017 and our second amended and restated memorandum and articles of associations dated November 14, 2017, we have granted CW_toutiao Limited the right to elect, remove and replace one director on our board of directors, or the board representation rights. The shareholder’s agreement and the board presentation rights are expected to be terminated upon completion of this offering. We also expect to adopt our amended and restated memorandum and articles of associations upon the completion of this offering.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will initially consist of                     ,                      and                     .                      will be the chairperson of our audit committee.                     satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of                     ,                      and                      satisfies the requirements for an “independent director” within the meaning of                      and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee will consist solely of independent directors within one year of this offering.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•	selecting the independent auditor;

•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	setting clear hiring policies for employees and former employees of the independent auditors;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and, if material, approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, internal auditors and the independent auditor; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee will initially consist of                 ,                  and                 .                  will be the chairperson of our compensation committee. Each of                 ,                  and                  satisfies the requirements for an “independent director” within the meaning of                 .

Our compensation committee is responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;

•	reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;

•	reviewing and approving our senior officers’ employment agreements with us;

•	setting performance targets for our senior officers with respect to our incentive—compensation plan and equity-based compensation plans;

•	administering our equity-based compensation plans in accordance with the terms thereof; and such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will initially consist of                     ,                      and                     .                      will be the chairperson of our nominating and corporate governance committee. Each of                     ,                      and                      the requirements for an “independent director” within the meaning of                     . The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Compensation of Directors and Executive Officers

In 2017, we paid aggregate cash compensation of approximately RMB1.0 million (US$0.2 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and executive officers, see “— Equity Incentive Plans.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, willful misconduct or gross negligence to our detriment, or serious breach of duty of loyalty to us. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and within two years after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our business partners, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach financial institutions, dealers or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Equity Incentive Plans

2017 Equity Incentive Plan

After our company was incorporated in July 2017, we agreed to assume obligations and duties under pre-existing share options that were granted by Shanghai Jifen from 2016 to 2017, and we determined to do so pursuant to an equity incentive plan in order to preserve the interests of the holders of such existing options. For this purpose, our board of directors adopted our 2017 equity incentive plan in February 2018. The purpose of the 2017 equity incentive plan is to attract and retain the services of key personnel and to provide means for directors, officers, employees, consultants and other service providers to acquire and maintain an interest in us, which interest may be measured by reference to the value of ordinary shares.

The 2017 equity incentive plan provides for an aggregate amount of no more than 10,000,000 ordinary shares to be issued pursuant to share options granted under the plan. No more than 10,000,000 ordinary shares may be issued upon the exercise of incentive stock options. Generally, if any share option (or portion thereof) under the 2017 equity incentive plan terminates, expires, lapses, or is canceled for any reason without being vested or exercised, or is settled in cash or other property, as applicable, the ordinary shares subject to such share option will again be available for future grant, unless the plan has expired.

As of the date of this prospectus, options to purchase all the 10,000,000 ordinary shares have been granted under the 2017 equity incentive plan.

Administration

The 2017 equity incentive plan will be administered by our board of directors or any other committee of board of directors or any member(s) of the board of directors or officer(s) who have been delegated any authority pursuant to the 2017 equity incentive plan. The plan administrator is authorized to interpret the plan and to determine the provisions of each share option including the number of shares covered, the exercise price, and the vesting schedule. In addition, the plan administrator may (i) select the recipients of share options, (ii) prescribe the forms of share option agreements and amend any share option agreement (subject to certain limitations), (iii) allow a participant to satisfy minimum tax withholding obligations by withholding shares to be issued pursuant to a share option and (iv) make other decisions and determinations as provided in the 2017 equity incentive plan.

Types of Awards

The 2017 equity incentive plan permits awards of options.

Change in Control

In the event of a change in control, the plan administrator may, in its sole discretion, (i) adjust the number and kind of shares and prices subject to share options then held by a participant in the 2017 equity incentive plan to provide the assumption or substitution of any share option or provide for the assumption, conversion or replacement of any option with other rights (including cash) or property (as the plan administrator selects or determines to be reasonable, equitable and appropriate) (ii) accelerate the vesting, in whole or in part, of any share option, or (iii) purchase any share option for an amount of cash or shares (in accordance with the terms of the 2017 equity incentive plan). In the event a successor or surviving company refuses to assume, convert or replace a share option, then the outstanding share options shall fully vest. A “change of control” under the 2017 equity incentive plan is defined as (i) an amalgamation, arrangement, merger, consolidation or scheme of arrangement in which our company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which our company is incorporated or which following such transaction the holders of our company’s voting shares immediately prior to such transaction own more than fifty percent (50%) of the voting shares of the surviving entity; (ii) the sale, transfer or other disposition of all or substantially all of the assets of our company (other than to one of our subsidiaries); (iii) the completion of a voluntary or insolvent liquidation or dissolution of our company; (iv) any takeover, reverse takeover, scheme of arrangement, or series of related transactions culminating in a reverse takeover or scheme of arrangement (including, but not limited to, a tender offer followed by a takeover or reverse takeover) in which our company survives but (A) the shares of our company outstanding immediately prior to such transaction are converted or exchanged by virtue of the transaction into other property, whether in the form of shares, securities, cash or otherwise, or (B) the shares carrying more than 50% of the total combined voting power of our company’s then issued and outstanding shares are transferred to a person or persons different from those who held such shares immediately prior to such transaction culminating in such takeover, reverse takeover or scheme of arrangement, or (C) our company issues new voting shares in connection with any such transaction such that holders of the our company’s voting shares immediately prior to the transaction no longer hold more than 50% of the voting shares of our company after the transaction; or (v) the acquisition in a single or series of related transactions by any person or related group of persons (other than employees of our company, our subsidiaries or any other person in or of which our company or subsidiaries holds a substantial economic interest or possesses the power to direct or cause the direction of the management policies or entities established for the benefit of the employees of our company, our subsidiaries or any other person in or of which our company or subsidiaries holds a substantial economic interest or possesses the power to direct or cause the direction of the management policies) of (A) control of our board of directors or the ability to appoint a majority of the members of our board of directors, or (B) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of shares carrying more than 50% of the total combined voting power of the our company’s then issued and outstanding shares.

Term

Unless terminated earlier, the 2017 equity incentive plan will expire ten years from the date the 2017 equity incentive plan becomes effective. Options granted or issued under the 2017 equity incentive plan on or prior to the date of its termination will continue in effect subject to the terms of the 2017 equity incentive plan and the applicable option agreement.

Vesting Schedule

In general, the plan administrator determines the vesting schedule of each share option as evidenced by an option agreement. The plan administrator may accelerate the vesting of any share option.

Amendment and Termination of Plan

Our board of directors, in its sole discretion, may at any time amend, alter or discontinue the 2017 equity incentive plan, subject to certain exceptions.

Granted Options

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price		Grant Date	Option Expiration Date
Zhiliang Wang	Chief technology officer	2,372,965	US$	0.0001	June 30, 2016	June 30, 2026
Sihui Chen	Chief operating officer	957,655	US$	0.0001	June 30, 2016	June 30, 2026
Binjie Zhu	Vice president of growth	*	US$	0.0001	September 30, 2017	September 30, 2027

*	Less than 1% of our outstanding shares assuming conversion of all convertible redeemable preferred shares into ordinary shares.

Share Restriction Deeds

On January 3, 2018, entities respectively controlled by our co-founders Mr. Eric Siliang Tan and Mr. Lei Li entered into share restriction deeds with us, pursuant to which a total of 15,937,500 ordinary shares beneficially owned by such co-founders became restricted shares. 12,187,500 of such restricted shares are beneficially owned by Mr. Eric Siliang Tan and will be vested in a period over 34 months. 3,750,000 of such restricted shares are beneficially owned by Mr. Lei Li and will be vested in a period over 24 months. At the end of the vesting periods, all such shares will have vested and will no longer constitute restricted shares. In the event that a co-founder voluntarily and unilaterally terminates his employment or service contract with us or his employment or service relationship is terminated by us for cause as specified in the applicable deed, the entity controlled by such co-founder is obligated to sell to us all of the restricted shares (but excluding vested shares as of such time) held by it at a price of US$0.0001 per share. These share restriction deeds will be terminated, and any remaining restricted shares will be vested, upon the completion of this offering. For accounting purposes, this transaction has been reflected retrospectively similar to a reverse stock split, with a grant of 15,937,500 restricted shares to be recognized in January 2018 at their then fair value of approximately US$128.4 million and recognized as compensation expense over the vesting periods.

2018 Equity Incentive Plan

In February 2018, our board of directors adopted our 2018 equity incentive plan pursuant to which equity-based awards may be granted to eligible participants. The purpose of the 2018 equity incentive plan is to attract and retain the services of key personnel by providing additional incentive to promote the business of our company.

The 2018 equity incentive plan provides for an aggregate amount of no more than 2,964,141 ordinary shares to be issued pursuant to equity-based awards granted under the plan. No more than 2,964,141 ordinary shares may be issued upon the exercise of incentive stock options. Generally, if any award (or portion thereof) under the 2018 equity incentive plan terminates, expires, lapses, is canceled for any reason without being vested or exercised, or is settled in cash or other property, as applicable, the ordinary shares subject to such award will again be available for future grant.

As of the date of this prospectus, equity-based awards with respect to 2,004,725 ordinary shares have been granted under the 2018 equity incentive plan.

Administration

The 2018 equity incentive plan will be administered by our board of directors or any other committee of board of directors or any member(s) of the board of directors or officer(s) who have been delegated any authority pursuant to the 2018 equity incentive plan. The plan administrator is authorized to interpret the plan and to determine the provisions of each award including the number of shares covered, the type of award, the exercise price, if applicable, and the vesting schedule. In addition, the plan administrator may (i) select the recipients of awards, (ii) prescribe the forms of award agreements and amend any award agreement (subject to certain limitations), (iii) allow a participant to satisfy minimum tax withholding obligations by withholding shares to be issued pursuant to an award and (iv) make other decisions and determinations as provided in the 2018 equity incentive plan.

Types of Awards

The 2018 equity incentive plan permits awards of, among others, options, restricted shares and restricted share units.

Change in Control

In the event of a change in control, the plan administrator may, in its sole discretion, (i) adjust the number and kind of shares and prices subject to awards then held by a participant in the 2018 equity incentive plan to provide the assumption or substitution of any award or provide for the assumption, conversion or replacement of any option with other rights (including cash) or property (as the plan administrator selects or determines to be reasonable, equitable and appropriate) (ii) accelerate the vesting, in whole or in part, of any award, or (iii) purchase any award for an amount of cash or shares (in accordance with the terms of the 2018 equity incentive plan). In the event a successor or surviving company refuses to assume, convert or replace an award, then the outstanding awards shall fully vest. A “change of control” under the 2018 equity incentive plan is defined as (i) an amalgamation, arrangement, merger, consolidation or scheme of arrangement in which our company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which our company is incorporated or which following such transaction the holders of our company’s voting shares immediately prior to such transaction own more than fifty percent (50%) of the voting shares of the surviving entity; (ii) the sale, transfer or other disposition of all or substantially all of the assets of our company (other than to one of our subsidiaries); (iii) the completion of a voluntary or insolvent liquidation or dissolution of our company; (iv) any takeover, reverse takeover, scheme of arrangement, or series of related transactions culminating in a reverse takeover or scheme of arrangement (including, but not limited to, a tender offer followed by a takeover or reverse takeover) in which our company survives but (A) the shares of our company outstanding immediately prior to such transaction are converted or exchanged by virtue of the transaction into other property, whether in the form of shares, securities, cash or otherwise, or (B) the shares carrying more than 50% of the total combined voting power of our company’s then issued and outstanding shares are transferred to a person or persons different from those who held such shares immediately prior to such transaction culminating in such takeover, reverse takeover or scheme of arrangement, or (C) our company issues new voting shares in connection with any such transaction such that holders of the our company’s voting shares immediately prior to the transaction no longer hold more than 50% of the voting shares of our company after the transaction; or (v) the acquisition in a single or series of related transactions by any person or related group of persons (other than employees of our company, our subsidiaries or any other person in or of which our company or subsidiaries holds a substantial economic interest or possesses the power to direct or cause the direction of the management policies or entities established for the benefit of the employees of our company, our subsidiaries or any other person in or of which our company or subsidiaries holds a substantial economic interest or possesses the power to direct or cause the direction of the management policies ) of (A) control of our board of directors or the ability to appoint a majority of the members of our board of directors, or (B) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of shares carrying more than 50% of the total combined voting power of the our company’s then issued and outstanding shares.

Term

Unless terminated earlier, the 2018 equity incentive plan will expire ten years from the date the 2018 equity incentive plan becomes effective. Awards made under the 2018 equity incentive plan on or prior to the date of its termination will continue in effect subject to the terms of the 2018 equity incentive plan and the applicable award agreement.

Vesting Schedule

In general, the plan administrator determines the vesting schedule of each award as evidenced by an award agreement. The plan administrator may accelerate the vesting of any award.

Amendment and Termination of Plan

Our board of directors, in its sole discretion, may at any time amend, alter or discontinue the 2018 equity incentive plan, subject to certain exceptions.

Granted Options

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price		Grant Date	Option Expiration Date
Jingbo Wang	Director and chief financial officer	*	US$	0.0001	February 28, 2018	February 28, 2028

*	Less than 1% of our outstanding shares assuming conversion of all convertible redeemable preferred shares into ordinary shares.

As of the date of this prospectus, aside from grants of options, no other awards have been granted under our 2018 equity incentive plan.

Equity Incentive Trust

An equity incentive trust was established pursuant to a deed dated February 26, 2018 among us, The Core Trust Company Limited, as the trustee, and Qu World Limited, as a nominee. Through such trust, our ordinary shares underlying equity awards granted pursuant to our 2017 and 2018 equity incentive plans may be provided to certain of recipients of such equity awards. As of the date hereof, Qu World Limited holds 10,000,000 ordinary shares pursuant to our 2017 equity incentive plan. As of the date hereof, 2,516,899 of such ordinary shares are underlying shares of vested options, and 7,483,101 of such ordinary shares are underlying shares of unvested options. Upon satisfaction of vesting conditions and exercise by a grant recipient, the trustee will transfer the ordinary shares underlying the relevant equity awards to such grant recipient.

The trust deed provides that the trustee shall not have any voting power in relation to the 10,000,000 ordinary shares held by Qu World Limited.

PRINCIPAL SHAREHOLDERS

The following table sets forth information as of the date of this prospectus with respect to the beneficial ownership of our ordinary shares by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5.0% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security.

The total number of ordinary shares issued and outstanding as of the date of this prospectus is 65,422,829, including (i) 10,000,000 ordinary shares held by a nominee of our equity incentive trust, of which 2,516,899 are underlying shares of vested options as of the date hereof and (ii) 15,937,500 ordinary shares which are restricted shares beneficially owned by our co-founders and are expected to be fully vested upon the completion of this offering and assuming conversion of all convertible redeemable preferred shares into ordinary shares.

The total number of ordinary shares issued and outstanding after completion of this offering will be                     , which is based upon (1) 50,000,000 ordinary shares outstanding as of the date of this prospectus (including (i) 10,000,000 ordinary shares held by a nominee of our equity incentive trust, of which 2,516,899 are underlying shares of vested options as of the date hereof and (ii) 15,937,500 ordinary shares which are restricted shares beneficially owned by our co-founders and are expected to be fully vested upon the completion of this offering); (2) the automatic conversion of all convertible redeemable preferred shares into 15,422,829 ordinary shares; and (3)                      ordinary shares issued in connection with this offering (assuming the underwriters do not exercise their option to purchase additional ADSs), but excludes ordinary shares issuable upon the exercise of outstanding share options and ordinary shares reserved for future issuance under our share incentive plans. The underwriters may choose to exercise the over-allotment option in full, in part or not at all.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	Percent	Number	Percent
Directors and Executive Officers:*
Eric Siliang Tan(1)	27,123,442	41.5%
Lei Li(2)	7,125,000	10.9%
Chris Haiyang Yu	—	—
Shaoqing Jiang	—	—
Jingbo Wang	—	—
Oliver Yucheng Chen	—	—
Zhiliang Wang	—	—
Sihui Chen	—	—
Binjie Zhu	—	—

Directors and Executive Officers as a Group	34,248,442	52.3%

Principal Shareholders
Innotech Group Holdings Ltd.(1)	27,123,442	41.5%
Qu World Limited(3)	10,000,000	15.3%
News Optimizer (BV) Ltd.(2)	7,125,000	10.9%
Image Flag Investment (HK) Limited(4)	5,420,144	8.3%

*	The business address for our directors and executive officers is 11/F, Block 3, XingChuang Technology Center, Shen Jiang Road 5005, Pudong New Area, Shanghai 200120, People’s Republic of China.

(1)	Represents 27,123,442 ordinary shares that are held by Innotech Group Holdings Ltd., a limited liability company established in the British Virgin Islands. Innotech Group Holdings Ltd. is ultimately controlled by Mr. Eric Siliang Tan. The registered address of Innotech Group Holdings Ltd. is P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, Ky1-1205, Cayman Islands

In January 2018, Innotech Group Holdings Ltd. entered into a share restriction deed with us, pursuant to which 12,187,500 of ordinary shares held by Innotech Group Holdings Ltd. became restricted shares. Innotech Group Holdings Ltd. holds voting power associated with such restricted shares, and the restricted shares are included in the total number of ordinary shares held by Innotech Group Holdings Ltd. For further information, see “Management — Equity Incentive Plans — Share Restriction Deeds.”

(2)	Represents 7,125,000 ordinary shares that are held by News Optimizer (BV) Ltd., a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Lei Li. The registered address of News Optimizer (BV) Ltd. is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

In January 2018, News Optimizer (BV) Ltd. entered into a share restriction deed with us, pursuant to which 3,750,000 of ordinary shares held by News Optimizer (BV) Ltd. became restricted shares. News Optimizer (BV) Ltd. holds voting power associated with such restricted shares, and the restricted shares are included in the total number of ordinary shares held by News Optimizer (BV) Ltd. For further information, see “Management — Equity Incentive Plans — Share Restriction Deeds.”

(3)	Represents 10,000,000 ordinary shares held by Qu World Limited, a limited liability company established in the British Virgin Islands, as a nominee of our equity incentive trust. Qu World Limited is wholly owned by The Core Trust Company Limited, a trust company established in Hong Kong that acts as the trustee of our equity incentive trust. Registered address of Qu World Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

The trust deed for our equity incentive trust provides that the trustee shall not have any voting power in relation to the 10,000,000 ordinary shares held by Qu World Limited.

(4)	Represents 5,420,144 ordinary shares upon conversion of 5,420,144 series B1 convertible redeemable preferred shares held by Image Flag Investment (HK) Limited, a limited liability company incorporated in Hong Kong. Image Flag Investment (HK) Limited is wholly owned by Tencent Holdings Limited, a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange. The registered address of Image Flag Investment (HK) Limited is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of Tencent Holdings Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

On March 8, 2018, we entered into a definitive share purchase agreement for the issuance of an aggregate of 3,684,004 series B2 convertible redeemable preferred shares to several investors for an aggregate consideration of US$87.0 million, and issued such preferred shares on March 12, 2018. In addition, pursuant to the same agreement, an investor has exercised a warrant to purchase 211,724 series B2 convertible redeemable preferred shares for a consideration of US$5.0 million. The share transfer contemplated by the warrant has not been completed as of the date hereof, but is expected to be completed by the end of April 2018.

The trustee of our equity incentive trust does not have any voting power in relation to the 10,000,000 ordinary shares held by Qu World Limited. As such, 55,422,829 of the 65,422,829 ordinary shares issued and outstanding as of the date of this prospectus have voting power.

Pursuant to power of attorney by several shareholders, Innotech Group Holdings Ltd. has the right to exercise the voting power associated with 1,669,496 ordinary shares held by such shareholders. As a result, Innotech Group Holdings Ltd. has the voting power over 28,792,938 ordinary shares, or 52.0% of the aggregate voting power of our issued and outstanding share capital as of the date of this prospectus. The power of attorney will be terminated upon the completion of this offering, and the table above assumes such termination.

As of the date of this prospectus, none of our outstanding ordinary shares or convertible redeemable preferred shares is held by record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Historical Changes in Our Shareholding

See “Description of Share Capital — History of Securities Issuances” for historical changes in our shareholding.

RELATED PARTY TRANSACTIONS

Transactions with Companies Controlled by Mr. Tan

In 2016, we paid RMB5.0 million (US$0.8 million) to Youxuan Information Technology (Shanghai) Co., Ltd., a company controlled by Mr. Eric Siliang Tan, our co-founder and executive chairman, to cooperate on a potential business project. Such project was subsequently canceled and the entire amount was refunded back to us in 2017.

We paid Shanghai Yinnuo Management Consulting Co., Ltd., or Yinuo Management, a company controlled by Mr. Eric Siliang Tan, service fees in the amount of RMB3.0 million (US$0.5 million) and RMB16.8 million (US$2.6 million) in 2016 and 2017, respectively. Such service fees relate to costs charged by Yinuo Management to provide us with financial accounting support, office space and certain other administrative support. Amounts due to Yinuo Management in connection with these service fees as of December 31, 2016 was RMB3.0 million (US$0.5 million). No amount was due to Yinuo Management in connection with these service fees as of December 31, 2017. We have since developed all relevant functions internally and leased office space for our operations that were previously provided by Yinnuo Management and we currently do not expect to pay service fees to Yinuo Management for such functions or office space in the future.

Contractual Arrangements with Our Consolidated VIE and Its Shareholders

PRC laws and regulations place certain restrictions on foreign investment in and ownership of internet-based businesses. Accordingly, we conduct our operations mainly through our consolidated VIE and its subsidiaries. We effectively control the consolidated VIE through a series of contractual arrangements with the consolidated VIE, its shareholders and Shanghai Quyuan. As a result, we operate our relevant business through contractual arrangements among Shanghai Quyuan, our wholly-owned PRC subsidiary, Shanghai Jifen, our consolidated VIE, and its shareholders. For a description of these contractual arrangements, see “Our History and Corporate Structure — Contractual Arrangements among Shanghai Quyun and Shanghai Jifen and its Shareholders.”

Private Placements

See “Description of Share Capital — History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital — Registration Rights.”

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Equity Incentive Plans

See “Management — Equity Incentive Plans.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised), as amended, of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital was US$50,000 divided into (i) 488,261,175 ordinary shares of par value US$0.0001 each, (ii) 4,945,055 series A convertible redeemable preferred shares of par value US$0.0001 each, (iii) 1,373,626 series A1 convertible redeemable preferred shares of par value US$0.0001 each, (iv) 5,420,144 series B1 convertible redeemable preferred shares of par value US$0.0001 each and (v) 3,684,004 series B2 convertible redeemable preferred shares of par value US$0.0001 each.

As of the date of this prospectus, there were 50,000,000 ordinary shares (including (i) 10,000,000 ordinary shares held by a nominee of our equity incentive trust, of which 2,516,899 are underlying shares of vested options as of the date hereof and (ii) 15,937,500 ordinary shares which are restricted shares beneficially owned by our co-founders and are expected to be fully vested upon the completion of this offering) and 15,422,829 convertible redeemable preferred shares issued and outstanding.

Upon the closing of this offering, we will have                    ordinary shares issued and outstanding (or ordinary shares if the underwriters exercise in full the over-allotment option), including (i) 10,000,000 ordinary shares held by a nominee of our equity incentive trust, of which 2,516,899 are underlying shares of vested options as of the date hereof and (ii) 15,937,500 ordinary shares which are restricted shares beneficially owned by our co-founders and are expected to be fully vested upon the completion of this offering and excluding (a) 2,004,725 ordinary shares issuable upon the exercise of outstanding options under our 2018 equity incentive plan, (b) 959,416 ordinary shares reserved for future issuance under our 2018 equity incentive plan as of the closing of this offering and (c) 211,724 series B2 convertible redeemable preferred shares to be issued pursuant to a warrant that has been exercised by an investor. All of our ordinary shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid. Our authorized share capital post-offering will be US$             divided into              ordinary shares with a par value of US$0.0001 each.

Our amended and restated memorandum and articles of association will become effective upon completion of this offering. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law, our articles of association and the common law of the Cayman Islands.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by poll and not on a show of hands.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions contained in our amended and restated articles of association, as applicable, ordinary shares in our company are subject to transfer restrictions as set forth in the right of first refusal and co-sale agreement by and among our company and certain of our shareholders. Our company will only register transfers of ordinary shares that are made in accordance with such agreement and will not register transfers of ordinary shares that are made in violation of such agreement. The right of first refusal and co-sale agreement will terminate upon the closing of this offering.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the board of directors.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a simple majority of the vote of all of the shares in that class. The rights conferred upon the holders of the shares or any class of shares shall not, unless otherwise expressly provided by the terms of issue of such shares, be deemed to be varied by the creation, redesignation, or issue of shares ranking pari passu with such shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors. Advance notice of at least ten clear business days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of the holders of a majority of the aggregate voting power of all of the ordinary shares present in person or by proxy.

Inspection of Books and Records

Holders of our ordinary shares will have a general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. See “Where You Can Find More Information.”

Changes in Capital

We may from time to time by ordinary resolution:

•	increase our share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as we in general meeting may determine;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	by subdivision of its existing shares or any of them divide the whole or any part of our share capital into shares of smaller amount than is fixed by our amended and restated memorandum of association; or

•	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

We may by special resolution reduce our share capital or any capital redemption reserve fund in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the [NYSE/NASDAQ] rules in lieu of following home country practice after the closing of this offering. The [NYSE/NASDAQ] rules require that every company listed on the [NYSE/NASDAQ] hold an annual general meeting of shareholders. In addition, our amended and restated articles of association [allow] directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. [Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.]

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

[Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.]

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and [our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.]

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Neither Cayman Islands law [nor our amended and restated articles of association] allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. [Under our amended and restated articles of association, directors may be removed by ordinary resolution.]

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. [As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.]

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances

The following is a summary of our securities issuances since the inception of Qtech Ltd. None of transactions set forth below involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following transactions was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Ordinary Shares

We were incorporated in the Cayman Islands as an exempted limited liability company on July 17, 2017. We issued one ordinary share to the incorporation agent, which was transferred on the same day to Innotech Group Holdings Ltd., a company ultimately controlled by Mr. Eric Siliang Tan, our co-founder and executive chairman.

On July 17, 2017, we issued (i) 42,499 ordinary shares, par value US$1 per share, to Innotech Group Holdings Ltd., for the consideration of US$42,499 and (ii) 7,500 ordinary shares, par value US$1 per share, to News Optimizer (BVI) Ltd., a company wholly owned by Mr. Lei Li, our co-founder, director and chief executive officer, for the consideration of US$7,500. We subsequently effected a share split in September 2017 in which each one of the previously issued ordinary shares were split into 10,000 ordinary shares.

In January 2018, entities respectively controlled by our co-founders Mr. Eric Siliang Tan and Mr. Lei Li entered into share restriction deeds with us, pursuant to which a total of 15,937,500 ordinary shares beneficially owned by such co-founders became restricted shares. 12,187,500 of such restricted shares are beneficially owned by Mr. Eric Siliang Tan and will be vested in a period over 34 months. 3,750,000 of such restricted shares are beneficially owned by Mr. Lei Li and will be vested in a period over 24 months. At the end of the vesting periods, all such shares will have vested and will no longer constitute restricted shares. In the event that a co-founder voluntarily and unilaterally terminates his employment or service contract with us or his employment or service relationship is terminated by us for cause as specified in the applicable deed, the entity controlled by such co-founder is obligated to sell to us all of the restricted shares (but excluding vested shares as of such time) held by it at a price of US$0.0001 per share. These share restriction deeds will be terminated, and any remaining restricted shares will be vested, upon the completion of this offering.

Preferred Shares

On September 29, 2017, we issued a total of 4,945,055 Series A convertible redeemable preferred shares, par value US$0.0001 per share, of which (i) 3,296,703 Series A convertible redeemable preferred shares were issued to CW_toutiao Limited for the consideration of US$21,600,000, (ii) 1,539,560 Series A convertible redeemable preferred shares were issued to ACE Redpoint Ventures China I, L.P. for the consideration of US$10,087,200, (iii) 87,363 Series A convertible redeemable preferred shares were issued to ACE Redpoint Associates China I, L.P. for the consideration of US$572,400 and (iv) 21,429 Series A convertible redeemable preferred shares were issued to ACE Redpoint China Strategic I, L.P., for US$140,400.

On November 14, 2017, we issued a total of 1,373,626 Series A1 convertible redeemable preferred shares, par value US$0.0001 per share, to CMC Queen Holdings Limited, for a consideration of US$10,000,000.

On March 8, 2018, we issued a total of 5,420,144 Series B1 convertible redeemable preferred shares, par value US$0.0001 per share, to Image Flag Investment (HK) Limited, for a consideration of US$105,000,000.

On March 12, 2018, we issued a total of 3,684,004 Series B2 convertible redeemable preferred shares, par value US$0.0001 per share, of which (i) 1,371,974 Series B2 convertible redeemable preferred shares were issued to Long Range L.P. for the consideration of US$32,400,000, (ii) 342,993 Series B2 convertible redeemable preferred shares were issued to People Better Limited for the consideration of US$8,100,000, (iii) 342,993 Series B2 convertible redeemable preferred shares were issued to Shunwei Growth III Limited for the consideration of US$8,100,000, (iv) 716,145 Series B2 convertible redeemable preferred shares were issued to Double Excel Investment Limited for the consideration of US$16,912,196, (v) 127,035 Series B2 convertible redeemable preferred shares were issued to Lighthouse Capital International Inc. for the consideration of US$3,000,000, (vi) 423,449 Series B2 convertible redeemable preferred shares were issued to CMC Queen Holdings Limited for the consideration of US$10,000,000, (vii) 335,693 Series B2 convertible redeemable preferred shares were issued to ACE Redpoint Ventures China I, L.P. for the consideration of US$7,927,605, (viii) 19,049 Series B2 convertible redeemable preferred shares were issued to ACE Redpoint Associates China I, L.P. for the consideration of US$449,855 and (ix) 4,673 Series B2 convertible redeemable preferred shares were issued to ACE Redpoint China Strategic I, L.P. for the consideration of US$110,344. In addition, an investor has exercised a warrant to purchase 211,724 series B2 convertible redeemable preferred shares for a consideration of US$5.0 million. The share transfer contemplated by the warrant has not been completed as of the date hereof, but is expected to be completed by the end of April 2018.

Registration Rights

Pursuant to our shareholders agreement entered into in November 14, 2017, we have granted certain registration rights to holders of our registrable securities. Set forth below is a description of the registration rights under this agreement.

Demand Registration Rights

At any time or from time to time after the earlier of (i) the date that is six (6) months after the closing of this offering or (ii) the date when the lock-up by underwriters is partially or wholly released, holders of no less than twenty percent (20%) of the voting power of the registrable securities then outstanding have the right to demand that we effect a registration under the Securities Act covering the registration of all or part of their registrable securities, so long as the anticipated proceeds, net of underwriting discounts and commissions of the securities to be sold under the registration statement, exceeds US$10,000,000. We, however, are not obligated to effect a demand registration if we have already effected two demand registrations, unless less than all of the registrable securities sought to be included in the demand registration were sold.

Form F-3/S-3 Demand Registration Rights

When eligible for use of form F-3/S-3, any holder of the registrable securities then outstanding have the right to demand that we effect a registration on Form F-3/S-3. We, however, are not obligated to effect a registration on Form F-3/S-3 if, among other things, we have already effected two registrations within any twelve-month period preceding the date of the registration request, unless less than all of the registrable securities sought to be included in the Form F-3/S-3 registration were sold for any reason other than solely due to the action or inaction of their holder.

Piggyback Registration Rights

If we propose to file a registration statement in connection with a public offering of securities of our company other than relating to an employee share plan, corporate reorganization or transaction under Rule 145 of the Securities Act, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement. Registration pursuant to piggyback registration rights is not deemed to be a demand registration, and there is no limit on the number of times the holders may exercise their piggyback registration rights.

Expenses of Registration

We will pay all expenses, including the underwriting discounts and selling commissions applicable to the sale of the registrable securities, as well as all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for our company and reasonable fees and disbursement of counsel for all selling holders, incurred in connection with any piggyback registration or demand registration, whether or not on Form F-3/S-3. We will not, however, be required to pay for any expenses of any registration proceeding begun pursuant to demand registration rights, whether or not on Form F-3/S-3, if the registration request is subsequently withdrawn by the holders of no less than a majority of the voting power of the registrable securities requested to be registered, subject to certain exceptions.

Termination of Registration Rights

The registration rights discussed above shall terminate on the earlier of (i) the date that is three years from the date of closing of this offering, and (ii) with respect to any holder, the date on which such holder no longer holders any registrable securities.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

                    , as depositary, will register and deliver the ADSs. Each ADS will represent an ownership interest in ordinary shares deposited with, as custodian for the depositary. Each ADS will also represent an ownership interest in any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at                     . The principal executive office of the depositary is located at                     .

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have a shareholder’s rights. Cayman Islands law governs shareholders’ rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have an ADS holder’s rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holders’ rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find More Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in the DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

•	Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may, upon our timely instruction, distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

•	Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

•	Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may after consultation with us and having received timely notice of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancelation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•

Other Distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancelation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sale—Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the deposited securities. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the ordinary shares your ADSs represent. However, you may not know about the meeting enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our constitutive documents, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exits or the matter materially and adversely affects the rights of holders of the ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

Persons Depositing or Withdrawing Shares Must Pay:	For:
US$0.05 (or less) per ADS	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	• Any distribution of cash proceeds to you

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, including any applicable interest and penalties thereon and any share transfer or other taxes or governmental charges, for example, stock transfer taxes, stamp duty or withholding taxes

• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

                    , as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

The depositary collects its fees for issuance and cancelation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our ordinary shares	• The cash, shares or other securities received by the depositary will become deposited securities
• Reclassify, split up or consolidate any of the deposited securities	• Each ADS will automatically represent its equal share of the new deposited securities
• Distribute securities on the ordinary shares that are not distributed to you or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

•  The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities

Amendment and Termination

How May the Deposit Agreement be Amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How May the Deposit Agreement be Terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancelation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancelation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our control as set forth in the deposit agreement;

•	are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•	disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;

•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•	disclaim any liability for any indirect, special, punitive or consequential damages.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the creditworthiness of any third party, or for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. Such arbitration provision has no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancelation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such ordinary shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such ordinary shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such ordinary shares or ADSs in its records and (e) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/ Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES ELIGIBLE FOR FUTURE SALE

Upon closing of this offering, we will have ADSs outstanding representing approximately         % of our ordinary shares (or ADS outstanding representing approximately         % of our ordinary shares if the underwriters exercise in full the over-allotment option). In addition, options to purchase an aggregate of approximately                      ordinary shares will be outstanding as of the closing of this offering. Of these options,                          will have vested at or prior to the closing of this offering and approximately will vest over the next                      years.

All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding ordinary shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities, in the form of ADSs or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Pursuant to Rule 144, ordinary shares will be eligible for sale at various times after the date of this prospectus, subject to the lock-up agreements.

Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or ADSs, and while our application has been made to list our ADSs on the [NYSE/NASDAQ], we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by ADSs.

Lock-up Agreements

[We, our officers and directors, our existing shareholders and certain option and warrant holders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date this prospectus, subject to certain exceptions. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, officers or existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings].

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; and

•	the average weekly trading volume of our ADSs on the [NYSE/NASDAQ] during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. The manner-of-sale provisions require the securities to be sold either in “brokers’ transactions” as such term is defined under the Securities Act, through transactions directly with a market maker as such term is defined under the Exchange Act or through a riskless principal transaction as described in Rule 144. In addition, the manner-of-sale provisions require the person selling the securities not to solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction or make any payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities. If the amount of securities to be sold in reliance upon Rule 144 during any period of three months exceeds 5,000 shares or other units or has an aggregate sale price in excess of US$50,000, three copies of a notice on Form 144 should be filed with the SEC. If such securities are admitted to trading on any national securities exchange, one copy of such notice also must be transmitted to the principal exchange on which such securities are admitted. The Form 144 should be signed by the person for whose account the securities are to be sold and should be transmitted for filing concurrently with either the placing with a broker of an order to execute a sale of securities or the execution directly with a market maker of such a sale.

Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon closing of this offering, the holders of                      of our ordinary shares or their transferees (or the holders of our ordinary shares or their transferees if the underwriters exercise in full the over-allotment option) will be entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

TAXATION

The following is a general summary of certain Cayman Islands, People’s Republic of China and United States federal income tax consequences relevant to an investment in our ADSs and ordinary shares. To the extent that the discussion below relates to matters of Cayman Islands tax law, it is the opinion of Walkers, our Cayman Islands counsel. To the extent that the discussion below relates to matters of PRC tax law, it is the opinion of King & Wood Mallesons, our PRC counsel. To the extent that the discussion below relates to matters of United States federal income tax law, it is the opinion of Simpson Thacher & Bartlett LLP, our United States counsel. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. Stamp duties may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Financial Secretary:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)	that no tax be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by the Company:

(a)	on or in respect of the shares, debentures or other obligations of the Company; or

(b)	by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Law (2011 Revision).

The undertaking for us is for a period of twenty years from November 29, 2016.

People’s Republic of China Taxation

In February 2017, the National People’s Congress of China enacted the modified Enterprise Income Tax Law, which became effective on February 24, 2017. The modified Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementing rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. Furthermore, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Certain United States Federal Income Tax Considerations

The following discussion describes certain United States federal income tax consequences of the ownership and disposition of our ADSs and ordinary shares as of the date hereof. This discussion deals only with ADSs and ordinary shares that are held as capital assets by a United States Holder (as defined below).

As used herein, the term “United States Holder” means a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock by vote or value;

•	a partnership or other pass-through entity for United States federal income tax purposes;

•	a person required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ADSs or ordinary shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership and disposition of our ADSs or ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect potential PRC withholding taxes, as discussed above under “— People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which we will apply to list on the [NYSE/NASDAQ] will be readily tradable on an established securities market in the United States once they are so listed. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for reduced rates of taxation. See “Taxation — People’s Republic of China Taxation.” Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year (see “— Passive Foreign Investment Company” below).

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Distributions of ADSs, ordinary shares or rights to subscribe for ADSs or ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), and cash, including cash from this offering, is treated as an asset that produces passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIE for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIE. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIE for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have calculated the value of our goodwill by taking into account the market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or ordinary shares, provided such ADSs or ordinary shares are treated as “marketable stock.” The ADSs or ordinary shares generally will be treated as marketable stock if the ADSs or ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs once the ADSs are listed on the [NYSE/NASDAQ], which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the [NYSE/NASDAQ]. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if you make a mark-to market election with respect to our ADSs, you may continue to be subject to the general PFIC rules with respect to your indirect interest in any of our non-United States subsidiaries that is classified as a PFIC (as discussed below).

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “— Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may be able to elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.

Information Reporting and Backup Withholding

You may be required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including our ADSs or ordinary shares, subject to certain asset value thresholds and subject to certain exceptions (including an exception for shares held in a custodial account maintained with a United States financial institution). You may also be subject to penalties if you are required to submit information to the Internal Revenue Service and fail to do so.

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

We and the underwriters named below [have] entered into an underwriting agreement with respect to the ADSs being offered. Under the terms and subject to the conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as joint bookrunners of this offering and as the representatives of the underwriters.

Underwriters*	Number of ADSs
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.

Total

*	In alphabetical order.

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent registered public accounting firm. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than the ADSs covered by the underwriters’ option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$             per ADS from the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, United States. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, NY 10005, United States.

Option to Purchase Additional ADSs

We [have] granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. The underwriters may exercise this option for the purpose of [covering over-allotments], if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above. If the underwriters’ option is exercised in full, the total price to the public would be US$            , the total underwriters’ discounts and commissions would be US$             and the total proceeds to us (before expenses) would be US$            .

Commissions and Expenses

Total underwriting discounts and commissions to be paid to the underwriters represent             % of the total amount of the offering. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price
Discounts and commissions paid by us

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$             million, which includes legal, accounting, and printing costs and various other fees associated with the registration of our ordinary shares and ADSs.

Lock-Up Agreements

We have agreed that, without the prior written consent of the representatives, subject to certain exceptions, we will not, for a period of 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•	file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8), whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

[Our officers and directors, our existing shareholders and certain option and warrant holders] have agreed that, without the prior written consent of the representatives, such parties, subject to certain exceptions, will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the preceding paragraphs to do not apply to:

•	[the sale of shares to the underwriters;

•	the issuance by us of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to our ordinary shares or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of such ordinary shares or other securities acquired in such open market transactions; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of our ordinary shares, provided that (1) such plan does not provide for the transfer of our ordinary shares during the restricted period and (2) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of our ordinary shares may be made under such plan during the restricted period.]

Immediately after the completion of this offering, a total of              ordinary shares (representing approximately             % of our ordinary shares then issued and outstanding) will be subject to the lock-up agreements or other restrictions on transfer, assuming the underwriters do not exercise their option to purchase additional ADSs. See “Shares Eligible for Future Sale.”

Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if                      acting on behalf of the representatives, with our prior consent, agree(s) to release or waive the restrictions set forth in a lock-up agreement with one of our directors or officers and provide(s) us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by a press release through a major news service at least two business days before the effective date of the release or waiver. Currently, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-up agreements prior to the expiration of the corresponding period.

Listing

We will apply to list our ADSs on the [NYSE/NASDAQ] under the symbol “QT.” [In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of ADSs to a minimum number of beneficial owners as required by that exchange.]

Stabilization, Short Positions and Penalty Bids

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the [NYSE/NASDAQ], the over-the-counter market or otherwise.

Electronic Distribution

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or securities dealer’s website and any information contained in any other website maintained by any underwriter or securities dealer is not part of the prospectus or the registration statement of which the prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or securities dealer in its capacity as underwriter or securities dealer and should not be relied upon by investors.

[Directed Share Program

At our request, the underwriters have reserved up to             % of the ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale at the initial public offering price to certain of our directors, executive officers, employees, business associates and members of their families. [If purchased by these persons, these ADSs will be subject to 180-day lock-up restriction. We will pay all fees and disbursement of counsel incurred by the underwriters in connection with offering the ADSs to such persons.] The directed share program will be administered by              with respect to ADSs offered through the directed share program in the U.S. and by              with respect to ADSs offered through the directed share program outside of the U.S. We do not know if these individuals will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs that are available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.]

Discretionary Sales

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them. [In addition and in accordance with Rule 5121 of FINRA,              may not make sales in this offering to any discretionary account without the prior approval of the customer.]

Indemnification

We [have] agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act [and liabilities in connection with the directed share program referred to above]. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments, and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers. Such investment and trading activities may involve or relate to the assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments. In addition, the underwriters and their respective affiliates may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

[Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)	“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	person associated with the company under section 708(12) of the Corporations Act; or

(iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

(b)	you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

The ADSs may be sold in Canada only to purchasers resident or located in the Provinces of Ontario, Québec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (2) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the issuer, the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or the FINMA, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

United Kingdom

Each underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Mexico

None of the ADSs or the ordinary shares have been or will be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) of Mexico and, as a result, may not be offered or sold publicly in Mexico. The ADSs and the ordinary shares may only be sold to Mexican institutional and qualified investors, pursuant to the private placement exemption set forth in the Mexican Securities Market Law (Ley del Mercado de Valores).

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal

Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.]

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

SEC registration fee	US$
[NYSE/NASDAQ] listing fee
Financial Industry Regulatory Authority filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

These expenses will be borne by us, except for underwriting discounts and commissions, which will be borne by us in proportion to the numbers of ADSs sold in the offering by us, respectively.

LEGAL MATTERS

We are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters of United States federal securities and New York state law. The underwriters are being represented by Wilson Sonsini Goodrich & Rosati with respect to certain legal matters as to United States. The validity of the ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Walkers. Certain legal matters as to PRC law will be passed upon for us by King & Wood Mallesons and for the underwriters by Jingtian & Gongcheng. Simpson Thacher & Bartlett LLP and Walkers may rely upon King & Wood Mallesons with respect to matters governed by PRC law. Wilson Sonsini Goodrich & Rosati may rely upon Jingtian & Gongcheng with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2016 and 2017, and for each of the two years in the period ended December 31, 2017 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of PricewaterhouseCoopers Zhong Tian LLP is located at 11/F, PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai 200021, the People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon closing of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s web site at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Qtech Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qtech Ltd. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, of changes in shareholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

March 9, 2018

We have served as the Company’s auditor since 2017.

QTECH LTD.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and 2017

(RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2016	2017
					Pro-forma (Unaudited)
		RMB	RMB	US$ (Note 2(e))	(Note 18)	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	4	268,628	278,458,413	42,798,274	278,458,413	42,798,274
Short-term investments	2(h)	12,370,000	129,770,000	19,945,284	129,770,000	19,945,284
Accounts receivable, net	5	11,150,600	43,250,595	6,647,495	43,250,595	6,647,495
Amount due from a related party	15	5,000,000	—	—	—	—
Prepayments and other current assets	6	968,832	14,728,734	2,263,765	14,728,734	2,263,765

Total current assets		29,758,060	466,207,742	71,654,818	466,207,742	71,654,818

Non-current assets:
Property and equipment, net	7	138,120	4,614,062	709,168	4,614,062	709,168
Other non-current assets	6	—	5,758,946	885,134	5,758,946	885,134

Total non-current assets		138,120	10,373,008	1,594,302	10,373,008	1,594,302

Total assets		29,896,180	476,580,750	73,249,120	476,580,750	73,249,120

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities (including current liabilities of the consolidated variable interest entity(“VIE”) and its subsidiaries without recourse to the Company amounting to RMB 41,087,197 and RMB 308,096,070, as of December 31, 2016 and 2017, respectively):

Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and VIE’s subsidiaries without recourse to the Company of RMB 7,678,904 and RMB 14,992,741 as of December 31, 2016 and 2017, respectively)		7,678,904	14,992,741	2,304,342	14,992,741	2,304,342
Amount due to a related party (including amount due to a related party of the consolidated variable interest entity (“VIE”) and VIE’s subsidiaries without recourse to the Company of RMB 3,024,000 as of December 31, 2016)	15	3,024,000	—	—	—	—
Registered users’ loyalty payable (including registered users’ loyalty payable of the consolidated variable interest entity (“VIE”) and VIE’s subsidiaries without recourse to the Company of RMB 1,023,230 and RMB 20,977,138 as of December 31, 2016 and 2017, respectively)	2(r)	1,023,230	20,977,138	3,224,127	20,977,138	3,224,127
Advance from advertising customers (including advance from advertising customers of the consolidated variable interest entity (“VIE”) and VIE’s subsidiaries without recourse to the Company of RMB 729,004 and RMB 39,864,599 as of December 31, 2016 and 2017, respectively)		729,004	39,864,599	6,127,077	39,864,599	6,127,077
Salary and welfare payable (including salary and welfare payable of the consolidated variable interest entity (“VIE”) and VIE’s subsidiaries without recourse to the Company of RMB 556,782 and RMB 5,642,884 as of December 31, 2016 and 2017, respectively)		556,782	5,642,884	867,295	5,642,884	867,295
Tax payable (including tax payable of the consolidated variable interest entity (“VIE”) and VIE’s subsidiaries without recourse to the Company of RMB 1,442,370 and RMB 21,343,600 as of December 31, 2016 and 2017, respectively)	8	1,442,370	21,343,600	3,280,451	21,343,600	3,280,451
Accrued liabilities related to users’ loyalty programs (including Accrued liabilities related to users’ loyalty program of the consolidated variable interest entity (“VIE”) and VIE’s subsidiaries without recourse to the Company of RMB 24,508,556 and RMB 187,003,469 as of December 31, 2016 and 2017, respectively)	2(r)	24,508,556	187,003,469	28,741,907	187,003,469	28,741,907

QTECH LTD.

CONSOLIDATED BALANCE SHEETS (Continued)

As of December 31, 2016 and 2017

(RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2016	2017
					Pro-forma (Unaudited)
		RMB	RMB	US$ (Note 2(e))	(Note 18)	US$ (Note 2(e))
Accrued liabilities and other current liabilities (including Accrued liabilities and other current liabilities of the consolidated variable interest entity (“VIE”) and VIE’s subsidiaries without recourse to the Company of RMB 2,124,351 and RMB 18,271,639 as of December 31, 2016 and 2017, respectively)	9	2,124,351	21,421,639	3,292,446	21,421,639	3,292,446

Total current liabilities		41,087,197	311,246,070	47,837,645	311,246,070	47,837,645

Total liabilities		41,087,197	311,246,070	47,837,645	311,246,070	47,837,645

Commitments and contingencies (Notes 17)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 4,945,055 shares authorized, issued and outstanding as of December 31, 2017; none outstanding on a pro-forma basis as of December 31, 2017 (unaudited); redemption amount of RMB 375,151,726 as of December 31, 2017)	10	—	210,478,110	32,349,893	—	—
Series A1 convertible redeemable preferred shares (US$0.0001 par value; 1,373,626 shares authorized, issued and outstanding as of December 31, 2017; none outstanding on a pro-forma basis as of December 31, 2017 (unaudited); redemption amount of RMB 115,787,570 as of December 31, 2017)	10	—	63,416,581	9,746,950	—	—

Total mezzanine equity		—	273,894,691	42,096,843	—	—

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 493,681,319 shares authorized, 34,062,500 shares issued as of December 31, 2016 and 2017, respectively, 24,062,500 shares outstanding as of December 31, 2016 and 2017, respectively; 30,381,181 Ordinary Shares on a pro-forma basis as of December 31, 2017 (unaudited))	11	15,723	15,723	2,417	19,852	3,051
Additional paid-in capital		1,118,808	8,856,316	1,361,190	282,746,878	43,457,399
Treasury stock (US$0.0001 par value; 10,000,000 shares as of December 31, 2016 and 2017, respectively; 10,000,000 on a pro-forma basis as of December 31, 2017 (unaudited))	11	—	—	—	—	—
Accumulated other comprehensive income		—	24,651	3,789	24,651	3,789
Accumulated deficit		(12,325,548)	(117,456,701)	(18,052,764)	(117,456,701)	(18,052,764)

Total shareholders’ deficit		(11,191,017)	(108,560,011)	(16,685,368)	165,334,680	25,411,475

Total liabilities, mezzanine equity and shareholders’ deficit		29,896,180	476,580,750	73,249,120	476,580,750	73,249,120

The accompanying notes are an integral part of these consolidated financial statements.

QTECH LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31, 2016 and 2017

(RMB, except share data and per share data, or otherwise noted)

		For the years ended December 31,
	Note	2016	2017
		RMB	RMB	US$(Note 2(e))
Advertising revenue		57,880,338	512,882,481	78,828,594
Other revenue		73,974	4,170,469	640,989

Net revenues		57,954,312	517,052,950	79,469,583
Cost of revenues		(7,058,321)	(75,996,476)	(11,680,445)
Cost of revenues-related party	15	(120,000)	(484,019)	(74,392)

Gross profit		50,775,991	440,572,455	67,714,746

Operating expenses:
Research and development expenses		(2,460,972)	(15,096,815)	(2,320,338)
Research and development expenses-related party	15	(166,000)	(220,189)	(33,842)
Sales and marketing expenses		(54,558,811)	(493,775,027)	(75,891,832)
Sales and marketing expenses-related party	15	(74,000)	(950,185)	(146,041)
General and administrative expenses		(1,763,219)	(10,812,869)	(1,661,908)
General and administrative expenses-related party	15	(2,664,000)	(15,133,767)	(2,326,017)

Total operating expenses		(61,687,002)	(535,988,852)	(82,379,978)

Loss from operations		(10,911,011)	(95,416,397)	(14,665,232)

Interest income		50,840	673,858	103,570
Others, net		(2,208)	(17,150)	(2,636)

Loss before income tax expenses		(10,862,379)	(94,759,689)	(14,564,298)
Income tax expense	14	—	—	—

Net loss		(10,862,379)	(94,759,689)	(14,564,298)

Accretion to convertible redeemable preferred shares redemption value		—	(6,012,783)	(924,148)
Net loss attributable to Qtech Ltd.’s ordinary shareholders		(10,862,379)	(100,772,472)	(15,488,446)

Net loss		(10,862,379)	(100,772,472)	(15,488,446)
Other comprehensive income
Foreign currency translation adjustment, net of nil tax		—	24,651	3,789

Comprehensive loss attributable to Qtech Ltd.		(10,862,379)	(100,747,821)	(15,484,657)

Net loss per share attributable to Qtech Ltd.
— Basic and diluted	16	(0.45)	(4.19)	(0.64)
Weighted average number of ordinary shares used in per share calculation:
— Basic and Diluted	16	24,062,500	24,062,500	24,062,500

The accompanying notes are an integral part of these consolidated financial statements.

QTECH LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

For the Years Ended December 31, 2016 and 2017

(RMB, except share data and per share data, or otherwise noted)

	Outstanding ordinary shares			Treasury stocks		Accumulated other comprehensive income	Accumulated deficit	Statutory reserves	Total shareholders’ deficit
	Number of Shares	Amount	Additional paid-in capital	Number of Shares	Amount
Balance as of January 1, 2016	24,062,500	15,723	84,277	10,000,000	—	—	(822,404)	—	(722,404)

Share-based compensation expense (Note 12)	—	—	393,766	—	—	—	—	—	393,766
Distribution to the founder (Note 12)	—	—	640,765	—	—	—	(640,765)	—	—
Net loss for the year	—	—	—	—	—	—	(10,862,379)	—	(10,862,379)

Balance as of December 31, 2016	24,062,500	15,723	1,118,808	10,000,000	—	—	(12,325,548)	—	(11,191,017)

Share-based compensation expense (Note 12)	—	—	3,378,827	—	—	—	—	—	3,378,827
Distribution to the founder (Note 12)	—	—	4,358,681	—	—	—	(4,358,681)	—	—
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(5,213,802)		(5,213,802)
Accretion on Series A1 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(798,981)	—	(798,981)
Net loss for the year	—	—	—	—	—	—	(94,759,689)	—	(94,759,689)
Foreign currency translation	—	—	—	—	—	24,651	—	—	24,651

Balance as of December 31, 2017	24,062,500	15,723	8,856,316	10,000,000	—	24,651	(117,456,701)	—	(108,560,011)

The accompanying notes are an integral part of these consolidated financial statements

QTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2016 and 2017

(RMB, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2016	2017
	RMB	RMB	US$(Note 2(e))
Cash flows from operating activities
Net loss	(10,862,379)	(94,759,689)	(14,564,298)
Adjustments for:
Depreciation of property and equipment	21,360	330,238	50,756
Share-based compensation	393,766	3,378,827	519,316
Changes in assets and liabilities:
Accounts receivable	(9,654,384)	(32,099,995)	(4,933,679)
Amount due from a related party	(5,000,000)	5,000,000	768,486
Prepayments and other current assets	10,445	(13,759,902)	(2,114,858)
Other non-current assets	—	(5,758,946)	(885,134)
Accounts payable	5,077,380	7,050,837	1,083,694
Amount due to a related party	3,024,000	(3,024,000)	(464,780)
Registered users’ loyalty payable	1,023,230	19,953,908	3,066,860
Salary and welfare payable	556,782	5,086,102	781,720
Tax payable	3,439,291	19,901,230	3,058,763
Accrued liabilities related to users’ loyalty programs	24,508,556	162,494,913	24,975,011
Accrued liabilities and other current liabilities	(547,761)	19,297,288	2,965,939
Advances from advertising customers	729,004	39,135,595	6,015,031

Net cash provided by operating activities	12,719,290	132,226,406	20,322,827

Cash flows from investing activities:
Purchase of short-term investments	(45,250,000)	(539,360,549)	(82,898,199)
Proceeds from maturity of short-term investments	32,880,000	421,985,200	64,857,938
Purchase of property and equipment	(153,274)	(4,543,180)	(698,274)

Net cash used in investing activities	(12,523,274)	(121,918,529)	(18,738,535)

Cash flows from financing activities:
Proceeds from issuance of Series A Convertible redeemable Preferred Shares, net of issuance costs	—	208,490,509	32,044,405
Proceeds from issuance of Series A1 Convertible redeemable Preferred Shares, net of issuance costs	—	63,630,530	9,779,833

Net cash provided by financing activities	—	272,121,039	41,824,238

Net increase in cash and cash equivalents	196,016	282,428,916	43,408,530
Effect of exchange rate changes on cash and cash equivalents	—	(4,239,131)	(651,543)
Cash and cash equivalents at the beginning of year	72,612	268,628	41,287

Cash and cash equivalents at the end of year	268,628	278,458,413	42,798,274

Supplemental disclosure of cash flow information:
Accounts payable related to the purchase of property and equipment	—	263,000	40,422
Accretion to Series A preferred shares redemption value	—	5,213,802	801,347
Accretion to Series A1 preferred shares redemption value	—	798,981	122,801

The accompanying notes are an integral part of these consolidated financial statements.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities

Qtech Ltd. (the “Company”), an exempted company with limited liability incorporated in the Cayman Islands, (i) its various equity-owned consolidated subsidiaries, (ii) its controlled affiliate Shanghai Jifen Culture Communications Co., Ltd. (“Jifen ” or Jifen “VIE”), and (iii) the subsidiaries of its controlled affiliate are collectively referred to as the “Group”. The Group’s principal activity is to operate mobile platforms Qutoutiao (“QTT”) and Quduopai (QDP) for the distribution, consumption and sharing of light entertainment content. The Group generates revenue primarily by providing cost-effective and targeted advertising solutions through the mobile platforms in the People’s Republic of China (“PRC”), through Jifen and its wholly-owned subsidiaries thereof. Jifen and its wholly-owned subsidiaries are collectively referred to as the “Affiliated Entities”.

As of December 31, 2017, the Company’s principal subsidiaries and consolidated Affiliated Entities are as follows:

Name of subsidiaries and VIE	Date of establishment/acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Wholly owned subsidiaries of the Company:
InfoUniversal Limited(“InfoUniversal”)	Established on August 15, 2017	Hong Kong	100%
Shanghai Quyun Internet Technology Co., Ltd. (“Quyun WFOE”)	Established on October 13, 2017	PRC	100%

Variable Interest Entity (“VIE”)
Shanghai Jifen Culture Communications Co., Ltd. (“Jifen or Jifen VIE”)	Established on January 10, 2012	PRC	100%

Subsidiaries of Variable Interest Entity (“VIE subsidiaries”)
Shanghai Xike Information Technology Service Co., Ltd. (“Xike”)	Established on July 14, 2016	PRC	100%
Shanghai Tuile Information Technology Service Co., Ltd. (“Tuile”)	Established on July 14, 2016	PRC	100%
Anhui Zhangduan Internet Technology Co., Ltd. (“Zhangduan”)	Established on March 31, 2017	PRC	100%
Beijing Qukandian Internet Technology Co., Ltd (“Qukandian”)	Established on April 13, 2017	PRC	100%

(b)	Reorganization

Jifen was incorporated in the PRC in 2012 with insignificant operations from 2012 to 2015. The Company’s current owners acquired 100% equity interests in Jifen in 2015 for a total consideration of RMB 199,000. Jifen started the operation of the mobile platforms for distribution, consumption and sharing of light entertainment content (the “principal business”) from 2016.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities (Continued)

(b)	Reorganization (Continued)

To facilitate offshore financing, an offshore corporate structure was formed in July 2017 (the “Reorganization”), which was carried out as follows:

1)	On July 17, 2017, the Company was incorporated in the Cayman Islands by the founders.

2)	On August 15, 2017, InfoUniversal was incorporated in Hong Kong with 100% ownership by the Company.

3)	October 13, 2017, Quyun WFOE was incorporated in the PRC with 100% ownership by InfoUniversal.

4)	On October 13, 2017, the Group entered into various arrangements (“VIE Agreements”) as related to its Affiliated Entities or its shareholders in order to comply with PRC laws and regulations on internet business.

By entering the VIE Agreements, Jifen became a VIE whose primary beneficiary is Quyun WFOE and the shareholders of Jifen became the “Nominee Shareholders” of Jifen. Reorganization is accounted for as a common control transaction under the pooling of interest method. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods.

Jifen VIE

The Group has entered into various agreements as related to its Affiliated Entities or its shareholders as follows:

Exclusive Technology Support and Consulting Services Agreement

Under the exclusive technology support and consulting services agreement entered on October 13, 2017 between Jifen VIE and Quyun WFOE, Quyun WFOE has the exclusive right to provide to Jifen technology support, business management consulting, marketing consultation, products research and development and technology services related to all technologies, and business operations needed for its business. Quyun WFOE owns the exclusive intellectual property rights created because of the performance of this agreement. The service fee payable by Jifen to Quyun WFOE is determined by Quyun WFOE based on its services provided including various factors such as Quyun WFOE’s incurred technology support and consulting services fees, performance data and Jifen VIE’s revenues. The term of this agreement will expire in 10 years and may be extended at Quyun WFOE’s request prior to the expiration date. Quyun WFOE is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Jifen VIE. There was no service fee paid and payable from Jifen VIE to Quyun WFOE for the year ended December 31, 2017 as Jifen, in aggregated, has been incurring losses.

Exclusive Option Agreement

The parties to the exclusive option agreement entered on October 13, 2017 are Jifen VIE, Quyun WFOE and each of the shareholders of Jifen VIE. Under the exclusive option agreement, each of the shareholders of Jifen VIE irrevocably granted Quyun WFOE or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Jifen VIE and all or part of assets of Jifen VIE. Quyun WFOE or its designated representative(s) have sole discretion as to

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities (Continued)

(b)	Reorganization (Continued)

Exclusive Option Agreement (Continued)

when to exercise such options, either in part or in full. The exercise price shall be the lowest allowable share purchase amount permitted by the PRC law for the 100% equity interest (or pro-rata if Quyun WFOE decides to purchase part of the equity interest). Additionally, the share purchase amount paid by WFOE to the shareholders should be used to settle the outstanding loan amounts under the loan agreement and/or refund back to Quyun WFOE through the method permitted by the PRC law once received. Without Quyun WFOE’s prior written consent, Jifen VIE’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Jifen VIE. The agreement expires upon transfer of all shares or assets of Jifen VIE to Quyun WFOE or its designated representative(s). The term of this agreement will expire in 10 years and may be extended at Quyun WFOE’s request prior to the expiration date. Quyun WFOE is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Jifen VIE.

Voting Rights Proxy Agreement

The parties to the exclusive option agreement entered on October 13, 2017 are Jifen VIE, Quyun WFOE and each of the shareholders of Jifen VIE. Under the agreement, each of the shareholders of Jifen VIE irrevocably granted Quyun WFOE or its designated representative(s) the right to exercise his/her rights as a shareholder of Jifen VIE including hosting board of directors meeting, terminate and nominate board members and senior management of Jifen VIE and other shareholders’ voting rights. During the period that each of Shanghai Quyun and Shanghai Jifen remain in operation, the voting rights proxy agreement shall be irrevocable and continuously effective and valid for ten years from the execution date unless otherwise agreed to by all parties. Upon the expiration of the original term or any renewal term of the voting rights proxy agreement, the agreement shall be automatically renewed for an additional one year period unless, at least 30 days prior to the expiration date, Shanghai Quyun provides notice to the other parties to the voting rights proxy agreement not to renew the agreement.

Loan Agreement

Quyun WFOE has entered into an interest-free loan agreement with Jifen VIE, which may only be used for the purpose of business operations and development of Jifen VIE. Under the terms of the agreement, Quyun WFOE is going to provide unconditional financial support to Jifen VIE and the amount would be agreed between Quyun WFOE and Jifen VIE. Jifen VIE along with its subsidiaries pledge all its shares equity for the outstanding loan. Also, the maturity date of the loan is the earlier of 10 years, the end of Quyun WFOE’s operation period or the end of Jifen VIE’s operation period. Upon maturity, Quyun WFOE or its designated third party may purchase the equity interests in the Jifen VIE at a price equal to the lowest allowable amount for a similar transaction per PRC laws, rules and regulations. Quyun WFOE can also accelerate the payment terms of Jifen VIE to repay the loan using its shares/equity. Additionally, Quyun WFOE should provide unconditional capital support to Jifen VIE.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement between Quyun WFOE and the shareholders of Jifen VIE, the shareholders of Jifen VIE has pledged all of their equity interests in Jifen VIE to Quyun WFOE to guarantee the performance by Jifen VIE and its shareholders’ performance of their respective obligations

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities (Continued)

(b)	Reorganization (Continued)

Equity Interest Pledge Agreement (Continued)

under the exclusive option agreement, exclusive technology support and business services agreement, voting rights proxy agreement and loan agreement. If Jifen VIE and/or its shareholders breach their contractual obligations under those agreements, Quyun WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

Jifen, under Generally Accepted Accounting Principles in the United States (“US GAAP”), is considered to be a consolidated VIE in which the Company, or its subsidiaries, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or one of its subsidiaries is the primary beneficiary of the entity. Through the aforementioned contractual agreements, the Company has the ability to:

•	exercise effective control over Jifen whereby having the power to direct Jifen’s activities that most significantly drive the economic results of Jifen;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from the Jifen as if it was their sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in Jifen.

Management evaluated the relationships among the Company, Quyun WFOE and Jifen VIE, and concluded that Quyun WFOE is the primary beneficiary of Jifen VIE. As a result, Jifen’s results of operations, assets and liabilities have been included in the Group’s consolidated financial statements for all the presented periods.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities (Continued)

(b)	Reorganization (Continued)

Share Pledge Agreement

The following table sets forth the assets, liabilities, results of operations and cash flows of Jifen and its subsidiaries are included in the Group’s consolidated financial statements. Transactions between the VIE and its subsidiaries are eliminated in the balances presented below:

	As of December 31,
	2016	2017
Assets
Current assets
Cash and cash equivalents	268,628	11,317,670
Short-term investments	12,370,000	129,770,000
Accounts receivable, net	11,150,600	43,250,595
Amount due from a related party	5,000,000	—
Prepayments and other current assets	968,832	14,728,734

Total current assets	29,758,060	199,066,999

Non-current assets
Property and equipment, net	138,120	4,614,062
Other non-current assets	—	5,758,946

Total non-current assets	138,120	10,373,008

Total assets	29,896,180	209,440,007

Liabilities
Current liabilities
Accounts payable	7,678,904	14,992,741
Amount due to a related party	3,024,000	—
Registered users’ loyalty payable	1,023,230	20,977,138
Advance from advertising customers	729,004	39,864,599
Salary and welfare payable	556,782	5,642,884
Tax payable	1,442,370	21,343,600
Accrued liabilities related to users’ loyalty programs	24,508,556	187,003,469
Accrued liabilities and other current liabilities	2,124,351	18,271,639

Total current liabilities	41,087,197	308,096,070

Total liabilities	41,087,197	308,096,070

	2016	2017
Net revenues	57,954,312	517,052,950
Net loss	(10,862,379)	(90,843,873)

	For the year ended December 31,
	2016	2017
Net cash provided by operating activities	12,719,290	132,992,222
Net cash used in investing activities	(12,523,274)	(121,943,180)

Net increase in cash and cash equivalents	196,016	11,049,042

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities (Continued)

(b)	Reorganization (Continued)

Share Pledge Agreement (Continued)

In accordance with the aforementioned agreements, the Company has power to direct activities of the Jifen VIE, and can have assets transferred out of Jifen VIE. Therefore the Company considers that there is no asset in Jifen VIE that can be used only to settle obligations of the Jifen VIE, except for registered capital, as of December 31, 2016 and 2017. As Jifen VIE and its subsidiary were incorporated as limited liability Company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of Jifen VIE.

There were no pledges or collateralization of the Affiliated Entities’ assets. As the Company is conducting its business mainly through the Affiliated Entities, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

The Group believes that the contractual arrangements among its shareholders and Quyun WFOE comply with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of Jifen VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control the Jifen VIE also depends on the voting rights proxy and the effect of the share pledge under the Share Pledge Agreement and Quyun WFOE has to vote on all matters requiring shareholder approval in Jifen VIE. As noted above, the Company believes this voting right proxy is legally enforceable but may not be as effective as direct equity ownership.

2.	Principal Accounting Policies

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Reorganization is accounted for as a common control transaction under the pooling of interest method. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods.

Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2.	Principal Accounting Policies (Continued)

(b)	Use of estimates (Continued)

The Company believes that revenue recognition, liabilities related to loyalty programs, consolidation of VIE, determination of share-based compensation and impairment assessment of long-lived assets that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(c)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and a VIE’s subsidiaries for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, its VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Group’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Quyun WFOE and ultimately the Company hold all the variable interests of the VIE and its subsidiary, and has been determined to be the primary beneficiary of the VIE.

(d)	Functional Currency and Foreign Currency Translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive loss as foreign exchange related gains / loss.

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates, Income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2.	Principal Accounting Policies (Continued)

(d)	Functional Currency and Foreign Currency Translation (Continued)

Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ deficit on the consolidated financial statement. The exchange rates used for translation on December 31, 2016 and 2017 were US$1.00=RMB 6.9370 and RMB 6.5342, respectively, representing the index rates stipulated by the People’s Bank of China.

(e)	Convenience Translation

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1 = RMB6.5063 on December 29, 2017, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2017, or at any other rate.

(f)	Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2.	Principal Accounting Policies (Continued)

(f)	Fair value of financial instruments (Continued)

The Group’s financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, advance from advertising customers, registered users’ loyalty payable and other liabilities.

As of December 31, 2016 and 2017, the carrying values of cash and cash equivalents, accounts receivable, accounts payable, advance from customers, registered users’ loyalty payable and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments.

On a recurring basis, the Group measures its short-term investments at fair value.

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

As of December 2016	Level 1	Level 2	Level 3	Balance at fair value
Assets
Short-term investments — Wealth management products	—	12,370,000	—	12,370,000

As of December 2017	Level 1	Level 2	Level 3	Balance at fair value
Assets
Short-term investments — Wealth management products	—	129,770,000	—	129,770,000

The Group values its investments in wealth management products issued by certain banks using quoted subscription/redemption prices published by these banks, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

(g)	Cash and Cash Equivalents

Cash and cash equivalents include cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

(h)	Short-term investments

Short-term investments include investments in wealth management products issued by certain banks which are redeemable by the Company at any time. The wealth management products are unsecured with variable interest rates and primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Company measures the short-term investments at fair value using the quoted subscription or redemption prices published by these banks. The change in fair value is recorded as interest income amounted to RMB 49,354 as of December 31, 2016 and RMB 666,233 as of December 31, 2017 in the consolidated statements of comprehensive loss during the years presented.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2.	Principal Accounting Policies (Continued)

(i)	Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and based on factors listed in the following paragraph. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts on general basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the customers as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

(j)	Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Leasehold improvements	Over the shorter of lease term or 2 – 5 years
Office equipment	3 – 5 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

(k)	Impairment of long-lived assets

For other long-lived assets including property and equipment and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(l)	Advances from advertising customers

Certain third party advertising customers pay in advance to purchase advertising services. Cash proceeds received from customers are initially recorded as advances from advertising customers and are recognized as revenues when revenue recognition criteria are met.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2.	Principal Accounting Policies (Continued)

(m)	Revenue recognition

A.	Significant accounting policy

The Group has adopted the new revenue standard, ASC 606, by applying the full retrospective method. See Section (ac) “Recently issued accounting pronouncements.” Revenues are recognized when or as the control of a good or service is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

•	provides all of the benefits received and consumed simultaneously by the customer;

•	creates and enhances an asset that the customer controls as the Group performs; or

•	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depict the Group’s performance in satisfying the performance obligation:

•	direct measurements of the value transferred by the Group to the customer; or

•	the Group’s efforts or inputs to the satisfaction of the performance obligation.

B.	Nature of services

The following is a description of principal activities of the Group from which the Group generates its revenue.

(i) Advertising

The Group’s main revenue generating activity is the provision of online advertising services. The Group generates revenue from performing specified actions , i.e. a Cost Per thousand impressions (“CPM”), Cost Per Click (“CPC”) basis. Revenue is recognized on a CPM or CPC basis as impressions or clicks are delivered.

The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Group is acting as the principal or an agent in the transaction. In determining whether the Group acts as the principal or an agent, the Group follows the accounting guidance for principal-agent considerations. Such determination involves judgement and is based on evaluation of the terms of each arrangement.

a. Advertising services provided to advertising customers

(i) The Group currently engages certain advertising customers through a third-party advertising agent (“advertising agent”). In the arrangement with this advertising agent, it served as the Group’s sales agent in selling the Group’s advertising solutions to other second-tier advertising agents. The end advertisers are the customers of the Group as they specifically select Qutoutiao to display its advertisement and the performance obligation of the Group is to provide the underlying advertising display services. The

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2.	Principal Accounting Policies (Continued)

(m)	Revenue recognition (Continued)

advertising agent earns a commission of 2% of the advertising revenue in the arrangement in return for providing bidding system for placement on Qutoutiao. The Group provides advertising services to advertising customers and recognizes advertising revenue on a gross basis as clicks are delivered.

The Group receives refundable advance payments from advertising customers through this advertising agent and reconciles the advertising revenue with this advertising agent on a weekly basis. If the advance payment deposited in the Group is not ultimately used for the advertisement on Qutoutiao, the Group refunds the advance payment back to advertising customers through this advertising agent.

In February 2018, the Group acquired 100% equity interests of this advertising agent with a total consideration of RMB15 million (Note 20).

The Group also engaged advertising customers through other third party advertising agents where revenue was accounted for on a gross basis during the year end December 31, 2017. Those arrangements have been terminated as of December 31, 2017.

(ii) The Group also provides advertising service to advertising customers directly. The Group recognizes revenue on a gross basis as impressions are delivered.

b. Advertising services provided to advertising platforms

The Group also provides advertising services to other third-party advertising platforms. In the arrangement with these advertising platforms, these advertising platforms are the customers of the Group and the performance obligation of the Group is to provide traffic service to these advertising platforms. Therefore, the Group recognizes revenue based on the net amount as impressions or clicks are delivered.

The Group reconciles and settles the advertising revenue with these advertising platforms on a monthly basis.

(ii) Other services

The Group operates an online marketplace which users can access merchandise offered by third-party merchandise suppliers. The suppliers are the customers of the Group as these suppliers are the primary obligor to provide goods and delivery service to the users and the performance obligation of the Group is to provide matching service for the suppliers. The Group acts as an agent in this transaction and recognize revenue when the matching service is completed. The Group settles the payment with suppliers on a monthly basis.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2.	Principal Accounting Policies (Continued)

(m)	Revenue recognition (Continued)

C. Disaggregation of revenue

In the following table, revenue is disaggregated by major service line and gross vs net recognition.

	For the years ended December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(e))
Major service line
Advertising service provided to advertising customers, recorded gross	16,938,996	264,471,551	40,648,533
Advertising service provided to advertising platforms, recorded net	40,941,342	248,410,930	38,180,061
Other service	73,974	4,170,469	640,989

	57,954,312	517,052,950	79,469,583

(n)	Cost of revenues

The Group’s cost of revenues consists primarily of (i) agent fees retained by the third party advertising agents which are recognized as cost of revenue for revenue recorded on gross basis, (ii) content procurement costs paid to third-party professional media companies or freelancers, (iii) direct cost related to in-house content editing cost, rental cost, depreciation and other miscellaneous costs, (iv) bandwidth cost and (v) cultural development fee and surcharges. The cultural development fee and surcharges in cost of revenues for the years ended December 31, 2016 and 2017 were RMB 1,950,498 and RMB 17,019,711, respectively. The Group is subject to a cultural development fee on the provision of advertising services in the PRC. The applicable tax rate is 3% of the net advertising revenues.

(o)	Research and development expenses

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) office rental expenses and (iii) depreciation of office premise and servers utilized by research and development personnel. Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

The Company accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. For the years ended December 31, 2016 and 2017, the Company has not capitalized any costs related to internal use software because the inception of the Group software development costs qualified for capitalization have been insignificant.

(p)	Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) reward payable to registered users related to loyalty programs, (ii) advertising and marketing expenses, (iii) charges for short mobile message service to registered users and (iv) salary and welfare for sales and marketing personnel. The advertising and

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2.	Principal Accounting Policies (Continued)

(p)	Sales and marketing expenses (Continued)

marketing expenses amounted to RMB 171,496 and RMB 41,909,059 during the years ended December 31, 2016 and 2017, respectively.

(q)	General and administrative expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) office expense and (iii) professional service fees.

(r)	User loyalty programs

The Group has loyalty programs for its registered users in its mobile platforms Qutoutiao and Quduopai to enhance user stickiness and incentivize word-of-mouth referrals. The Group offers rewards mainly for signing up as a new-registered user as well as rewards to existing registered users for referring new users to become the Group’s registered users, and also rewards for participating in various activities held in platforms including uploading videos on Quduopai. The cost of users’ rewards are recognized as sales and marketing expenses in the consolidated statements of comprehensive loss.

On Qutoutiao, the Group’s users can redeem earned rewards, which is in a form of cash credits reflecting the same amount of cash value, upon request. The Group offers its users the flexibility to choose a number of rewards payment options, including i) online cash out, when the cash credits balance exceeding a certain cash out threshold, ii) purchasing products mainly through online marketplace.

On Quduopai, the Group’s users can also earn cash credits (reflecting the same amount of cash value) that they may cash out when the cash credits balance exceeding a certain threshold. Additionally the Group’s users on the Quduopai can earn loyalty points, which can only be exchanged for coupons issued to the Group by a third-party, which can be used to purchase goods or service on that third-party’s group buying website. The Group does not recognize any expenses or liability for those loyalty points earned on Quduopai since the Group does not bear any additional cost to settle these loyalty points awarded to its users.

The Group’s experience indicates that a certain portion of rewards is never redeemed by its users, which the Group refers to as a “breakage”. The liability accrued for the reward is reduced by the estimated breakage that is expected to occur. The Group estimates breakage based upon its analysis of relevant reward history and redemption pattern as well as considering the expiration period of the rewards under the users agreement. In the assessment of breakage, each individual user’s account is categorized into certain pools of different range of outstanding rewards, and then further grouped into certain sub-groups on the basis of inactivity days. The past reward redemption pattern in those sub-groups was used to estimate the respective breakage for the outstanding rewards in each sub-group at each period end. For the years ended December 31, 2016 and 2017, total costs related to the users’ rewards granted amounted to RMB53 million and RMB528 million, and total rewards redeemed amounted to RMB14 million and RMB245 million, respectively. As of December 31, 2016 and 2017, the total estimated breakage not accrued approximated to RMB 13 million and RMB 113 million, respectively.

Once the accumulated unredeemed rewards for individual user with amount exceeding the cash out threshold is reached, the Group reclassifies the balance into “registered users’ payable” in consolidated balance sheet as a monetary liability and reverses the amount of breakage originally assumed. The registered user payable is derecognized only if (1) the Group pays the user and is relieved of its obligation for the liability by paying the users includes delivery of cash or (2) the Group is legally released from the liability.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2.	Principal Accounting Policies (Continued)

(r)	User loyalty program (Continued)

The user’s agreement provides that rewards expire after one month. However, the Group may, at its discretion, provide rewards to its users even after one month expiration period.

The actual cost to settle the estimated liability may differ from the estimated liability recorded. As of December 31, 2016 and 2017, users’ reward recorded in “Registered users’ loyalty payable” are RMB 1,023,230 and RMB 20,977,138, respectively. Estimated users’ rewards recorded in “Accrued liabilities related to users’ loyalty programs” are RMB 24,508,556 and RMB 187,003,469, respectively.

(s)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods. The Group had no capital leases for the years ended December 31, 2016 and 2017.

(t)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.

(u)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2.	Principal Accounting Policies (Continued)

(u)	Income taxes (Continued)

Uncertain tax positions (Continued)

return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of operations and comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2016 and 2017. As of December 31, 2016 and 2017, the Group did not have any significant unrecognized uncertain tax positions.

(v)	Share-based compensation

Share-based compensation costs are measured at the grant date. The share-based compensation expenses have been categorized as either cost of revenue, general and administrative expenses, selling and marketing expenses or research and development expenses, depending on the job functions of the grantees.

Option granted to employees

For the options granted to employees, the compensation expense is recognized using the straight-line method over the requisite service period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. In determining the fair value of the Company’s share options, the binomial option pricing model has been applied.

Option granted to non-employee

For share-based awards granted to non-employees, the Group accounts for the related share-based compensation expenses in accordance with ASC subtopic, 505-50 (“ASC 505-50”), Equity-Based Payments to Non-Employees. Under the provision of ASC 505-50, options of the Company issued to non-employees are measured based on fair value of the options which are determined by using the binomial option pricing model. These options are measured as of the earlier of the date at which either: (1) commitment for performance by the non-employee has been reached; or (2) the non-employee’s performance is complete. Subsequent to the completion of the performance, the share-based award is assessed in accordance with ASC 815 to determine whether the award meets the definition of a derivative.

Restricted shares

In January 2018, the founders entered into Share Restriction Deeds with the Company such that a total of 15,937,500 ordinary shares of the Company held by the founders became restricted and will be vested in periods from 24 months to 34 months. Prior to the end of the vesting periods, all the remaining restricted shares shall vest immediately and no longer constitute restricted shares upon a Deemed Liquidation Event or IPO of the Company. In the event that the founder voluntarily and unilaterally terminates his employment/service contract with any applicable Group entities or his employment or service relationship is terminated

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2.	Principal Accounting Policies (Continued)

(v)	Share-based compensation (Continued)

Restricted shares (Continued)

by any applicable Group entities for cause as stated in the Deed, the related founder shall sell to the Company, and the Company shall repurchase from the founder, all of the restricted shares (not vested shares) at a price of US$0.0001 per share. For accounting purposes, this transaction has been reflected retrospectively similar to a reverse stock split, with a grant of the 15,937,500 restricted shares to be recognized in January 2018 at their then fair value and recognized as compensation expense over the vesting periods.

(w)	Statutory reserves

The Group’s subsidiaries, consolidated VIE and its subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

Appropriation to the statutory general reserve should be at least 10% of the after tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The Group is not required to make appropriation to other reserve funds and the Group does not have any intentions to make appropriations to any other reserve funds.

The general reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the consolidated balance sheets as statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group was not done so.

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances.

(x)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(y)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2016 and 2017, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2.	Principal Accounting Policies (Continued)

(z)	Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two class method. Using the two class method, net loss is allocated between ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the stock options, using the treasury stock method.

(aa)	Comprehensive loss

Comprehensive loss is defined as the change in shareholders’ deficit of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

Comprehensive loss is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive losses of the Group include the foreign currency translation adjustments.

(ab)	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Hence, the Group has only one operating segment and one reportable segment.

(ac)	Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” a new standard on revenue which will supersede the revenue recognition requirements in ASC 605. The new standard, as amended, sets forth a single comprehensive model for recognizing and reporting revenues. The new guidance requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires the Company to apply the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation. The standard also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenues and cash flows relating to customer contracts. The standard is effective for us for fiscal years, and interim

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2.	Principal Accounting Policies (Continued)

(ac)	Recently issued accounting pronouncements (Continued)

periods within those years, beginning on or after January 1, 2018. Early adoption is permitted but not before the original effective date of January 1, 2017. The Company has adopted the standard using the full retrospective method.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The Company will adopt ASU 2016-01 in the first quarter of year 2018 and does not believe the adoption will have material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”). Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. The Company expects to adopt the new standard in the first quarter of 2019 on a modified retrospective basis and is currently in the process of evaluating the impact of ASU 2016-02 on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses” (“ASU 2016-13”), which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of ASU 2016-13 on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230), a consensus of the FASB’s Emerging Issues Task Force” (“ASU 2016-15”). The new guidance is intended to reduce the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including interim periods within those fiscal years. An entity that elects early adoption must adopt all of the amendments in the same period. The guidance requires application using a retrospective transition method.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2.	Principal Accounting Policies (Continued)

(ac)	Recently issued accounting pronouncements (Continued)

The Company has early adopted ASU 2016-15 in the current year and the adoption had no material impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows” (“ASU 2016-18”). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and early adoption is permitted in any interim or annual period. Company has early adopted ASU 2016-18 in the current year and the adoption had no material impact on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation — Stock compensation (Topic 718): Scope of modification accounting” (“ASU 2017-09”), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. The Company has early adopted ASU 2017-05 in the current year and the adoption had no material impact on the Company’s consolidated financial statements.

3.	Risks and Concentration

(a)	PRC regulations

(1) Jifen VIE

Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign owned entities, like the Company, may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as telecommunication, information and media. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC. There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements with consolidated VIE. The Company believes that the structure for operating its business in China (including the ownership structure and the contractual arrangements with the consolidated VIE) is in compliance with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, the Company cannot assure that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investments in the online marketing business through contractual arrangements in the future or that it will not determine that the ownership structure and contractual arrangements violate PRC laws, rules or regulations. If the Company and its consolidated VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business licenses of such entities;

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

3.	Risks and Concentration (Continued)

(a)	PRC regulations (Continued)

•	discontinuing or restricting the conduct of any transactions between the Company’s PRC subsidiaries and the Jifen VIE;

•	imposing fines, confiscating the income of the Jifen VIE or the Company’s PRC subsidiaries, or imposing other requirements with which the Company or its PRC subsidiaries and consolidated VIEs may not be able to comply;

•	requiring the Company to restructure its ownership structure or operations, including terminating the contractual arrangements with Jifen VIE and deregistering the equity pledges of Jifen VIE, which in turn would affect its ability to consolidate, derive economic interests from, or exert effective control over Jifen VIE; or

•	restricting or prohibiting its use of the proceeds of any offering to finance its business and operations in China.

If the imposition of any of these penalties precludes the Company from operating its business, it would no longer be in a position to generate revenue or cash from it. If the imposition of any of these penalties causes the Company to lose its rights to direct the activities of its consolidated VIEs or its rights to receive its economic benefits, the Company would no longer be able to consolidate these entities, and its financial statements would no longer reflect the results of operations from the business conducted by VIEs except to the extent that the Company receives payments from VIEs under the contractual arrangements. Either of these results, or any other significant penalties that might be imposed on the Company in this event, would have a material adverse effect on its financial condition and results of operations. Nevertheless, the laws and regulations that imposed restrictions on foreign ownership in advertising companies, including the Administrative Provisions on Foreign-Invested Advertising Enterprises were abolished in June 2015. To the extent any current or future business of Jifen VIE can be directly operated by the Company’s wholly owned subsidiaries under PRC law, the Company expect to transfer such business to the Company’s wholly owned subsidiaries. When permissible by the PRC laws and regulations, the Company expects that Quyun WFOE will replace Jifen VIE and its subsidiary as contracting party for their business that are operated by Jifen VIE and its subsidiary

On January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangement, and as a result the Group’s VIE could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens.

The Draft FIE Law does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

3.	Risks and Concentration (Continued)

(a)	PRC regulations (Continued)

If a finding were made by PRC authorities under the Draft FIE Law if it becomes effective, that the Company’s operation of certain of its operations and businesses through VIE violates the Draft FIE Law, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses may require the Company to take various actions as discussed in the paragraph above. The Group’s management considers the possibility of such a finding by PRC regulatory authorities under the Draft VIE law, if it becomes effective, to be remote.

Jifen VIE holds assets that are important to the operation of the Group’s business, including patents for proprietary technology and trademarks. If Jifen VIE falls into bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, the Group may be unable to conduct major part of its business activities in China, which could have a material adverse effect on the Group’s future financial position, results of operations or cash flows. However, the Group believes this is a normal business risk many companies face. The Group will continue to closely monitor the financial conditions of Jifen VIE.

Jifen VIE’s assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include leasehold improvements, computers and network equipment and self-developed computer software which are recognized in the Company’s consolidated balance sheet. The unrecognized revenue-producing assets mainly consist of patents, trademarks and assembled workforce which are not recorded in the financial statements of Jifen VIE as it did not meet the recognition criteria set in ASC 350-30-25.

In accordance with the VIE arrangements, the Group has power to direct activities of the Jifen VIE, and can have assets transferred out of the Jifen VIE. Therefore, the Group considers that there is no assets of the Jifen VIE can be used only to settle their obligations.

(2) Lack of Internet audio-visual program transmission license

Pursuant to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which was issued by the State Administration of Radio, Film and Television (the predecessor of GAPPRFT), or SARFT, and MIIT on December 20, 2007 and came into effect on January 31, 2008 and was amended on August 28, 2015, online transmission of audio and video programs requires an Internet audio-visual program transmission license and online audio-visual service providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual service providers that had already been operating lawfully prior to the issuance of the Audiovisual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after the Audio-visual Program Provisions was issued.

The Group currently does not possess an Internet audio-visual program transmission license. As a result, the relevant regulatory authorities may find the Group’s operations to be in violation of the applicable laws and regulations. The Group may receive a warning and be ordered to pay a fine of not more than RMB30,000. In the case of severe contravention, the Group may be ordered to cease transmission of audio and video programs, be subject to a penalty equal to one to two times our total investment in the affected business and the devices the Group used for such operation may be confiscated. Furthermore, according to the Audio-visual Program Provisions, the telecommunications administrative authorities may, based on written

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

3.	Risks and Concentration (Continued)

(a)	PRC regulations (Continued)

opinions of GAPPRFT, and in accordance with the relevant laws and regulations on supervision of telecommunications and Internet, close the Group’s mobile platform, revoke the license for the provision of Internet information services, or the ICP license, and order the relevant network operation entity which provides the Group signal access services to stop such provision of services.

The Group believes that the risks of material loss related to discontinuing transmission of audio and video business due to lack of Internet audio-visual program transmission license and fines or penalties are remote.

(3) Lack of an Internet news license

The PRC government regulates the Internet industry extensively, including foreign ownership of, and the licensing requirements pertaining to, companies in the Internet industry. A number of regulatory agencies, including the Ministry of Culture, or the MOC, the Ministry of Industry and Information Technology, or MIIT, the Cyberspace Administration of China, or CAOC, the General Administration of Press and Publication, Radio Film and Television, or GAPPRFT, the State Council Information Office, or the SCIO, and other governmental authorities, jointly regulate all major aspects of the Internet industry. Operators are required to obtain various government approvals and licenses prior to providing the relevant Internet information services.

The Group’s platform primarily focuses on light entertainment content. Nonetheless, certain content related to finance, society and economy provided on Qutoutiao mobile application may be deemed to be news content. According to the Provisions for the Administration of Internet News Information Services issued by the national CAOC on May 2, 2017 that became effective on June 1, 2017, an Internet news license shall be obtained for the provision of Internet news information services to the public in a variety of ways, including through the offering of platforms for the dissemination of Internet news. As such, the Group may be required to obtain an Internet news license from CAOC for the dissemination of news through mobile application. As a result of lack of an Internet news license, the CAOC or its applicable office at the provincial level may order us to cease disseminating news and impose a fine on us of not less than RMB10,000 but not more than RMB30,000. In the event the Group were ordered to cease the business of disseminating news, results of operations and financial condition could be materially and adversely affected.

The Group believes that the risks of material loss related to discontinuing business of disseminating news due to lack of an Internet news license and fines or penalties are remote.

(b)	Foreign exchange risk

The Group’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies.

In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China. In addition, the Group’s cash denominated in US$ subject the Group to risks associated with changes in the exchange rate of RMB against US$ and may affect the Group’s results of operations going forward.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

3.	Risks and Concentration (Continued)

(c)	Credit and Concentration risk

The Group’s credit risk arises from cash and cash equivalents, short-term investments, prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the Affiliated Entities are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its prepayments.

Accounts receivable are typically unsecured and are derived from revenue earned through third party advertising platforms and customers. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

(i) Concentration of revenues

For the years ended December 31, 2016 and 2017, Customer A contributed 70% and 44% of total net revenue of the Group, respectively.

For the year ended December 31, 2017, the Company, as a principal, earned net revenue, representing 13% of total revenue, through a third party advertising agent D. The arrangement with advertising agent D has been terminated as of December 31, 2017.

For the year ended December 31, 2017, the Company, as a principal, earned net revenue, representing 26% of total revenue, through a third party advertising agent E. In February 2018, the Group acquired 100% equity interests of this advertising agent E with a total consideration of RMB15 million (Note 20).

(ii) Concentration of accounts receivable

The Group has not experienced any significant recoverability issue with respect to its accounts receivable. The Group conducts credit evaluations on its platforms and customers and generally does not require collateral or other security from such platforms and customers.

The Group periodically evaluates the creditworthiness of the existing platforms in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

The following table summarized customers with greater than 10% of the accounts receivables:

	As of December 31,
	2016	2017
Customer A — advertising platform	90%	60%
Customer B — advertising platform	*	19%
Customer C — advertising customer	*	14%

*	Less than 10%

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

4.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2016 and 2017:

	RMB			RMB equivalent (US$)			RMB Equivalent (HK$)			Total in RMB
	Overseas	China		Overseas	China		Overseas	China
		Non VIE	VIE		Non VIE	VIE		Non VIE	VIE
December 31, 2016	—	—	268,628	—	—	—	—	—	—	268,628
December 31, 2017	—	—	11,317,670	267,125,417	—	—	—	15,326	—	278,458,413

5.	Accounts receivable, net

	As of December 31,
	2016	2017
Accounts receivable, gross	11,150,600	43,250,595
Less: allowance for doubtful accounts	—	—

Accounts receivable, net	11,150,600	43,250,595

6.	Other assets

The other assets consist of the following:

	As of December 31,
	2016	2017
Prepayment and other current assets
Prepayments of advertisement fee(1)	100,000	6,732,410
Prepayment to third-party payment service providers(2)	733,290	3,334,983
Prepayments of IT service fee	52,156	2,081,844
Value-added tax receivable	2,131	1,103,742
Prepayments of rental fee	—	573,638
Cash advanced to employees	14,219	133,689
Deposits	—	58,000
Others	67,036	710,428

	968,832	14,728,734

Non-current
Long-term prepaid server fee	—	4,073,114
Long-term lease deposits	—	1,685,832

	—	5,758,946

(1)

Prepayments of advertisement fee represent prepayments made to service providers for future services to promote the Company’s mobile applications through online advertising. Such service providers charge monthly expenses based on activities during the month, and once confirmed by the Company, the monthly expenses will be deducted from the prepayments already made by the Company.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

6.	Other assets (Continued)

Prepayments of advertising fee is recorded when prepayments are made to service providers and are expensed as incurred.

(2)	Prepayment to third party payment service providers represent cash prepaid to the Group’s third party on-line payment service providers, which will be used to settle the Group’s obligation for outstanding user loyalty payable or content procurement fee to professional third party media companies and freelancers. As of December 31, 2016 and 2017, no allowance for doubtful accounts was provided for the prepayment.

7.	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2016	2017
Cost:
Office equipment	174,860	2,501,368
Leasehold improvements	—	2,479,672

Total cost	174,860	4,981,040
Less: Accumulated depreciation	(36,740)	(366,978)

Property and equipment, net	138,120	4,614,062

Depreciation expense recognized for the years ended December 31, 2016 and 2017 are summarized as follows:

	For the years ended December 31,
	2016	2017
Cost of revenues	4,389	95,948
Research and development	6,071	21,850
Sales and marketing expenses	2,707	92,642
General and administrative expenses	8,193	119,798

Total	21,360	330,238

8.	Tax payable

	As of December 31,
	2016	2017
Value added tax	1,329,181	20,157,051
Individual income tax withholding	84,078	463,848
Urban maintenance and construction tax	29,111	435,398
Stamp duty	—	287,303

Total	1,442,370	21,343,600

The Group’s revenues are subject to value-added tax at a rate of approximately 6%.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

9.	Accrued liabilities and other current liabilities

	As of December 31,
	2016	2017
Cultural development fee and other tax surcharges	1,773,395	17,455,833
Accrued professional fees	350,000	3,500,000
Accrued marketing and operation expense	—	454,649
Others	956	11,157

Total	2,124,351	21,421,639

The Group is subject to a cultural development fee on the provision of advertising services in the PRC. The applicable tax rate is 3% of the net advertising revenues.

10.	Convertible redeemable preferred shares

On September 29, 2017, the Company issued 4,945,055 shares of Series A convertible redeemable preferred shares (the “Series A Shares”) for US$6.5520 per share for cash of US$32,400,000. On November 14, 2017, the Company issued 1,373,626 shares of Series A1 convertible redeemable preferred shares (the “Series A1 Shares”) for US$7.2800 per share for cash of US$10,000,000. The Series A and Series A1 shares are collectively referred to as the Preferred Shares.

The key terms of the Series A and A1 preferred shares are as follows:

Conversion rights

Each Preferred Share shall be convertible into such number of ordinary shares at the Preferred Share-to-Ordinary Share conversion ratio equal to Preferred Share Purchase Price for such Preferred Share divided by the then-effective Conversion Price (as defined below) for such Preferred Share. The “Conversion Price” for such Preferred Share shall initially be the Preferred Share Purchase Price for such Preferred Share, resulting in an initial conversion ratio for the Preferred Shares of 1:1, and shall be subject to adjustment and readjustment from time to time, including but not limited to additional equity securities issuance, share dividends, distribution, subdivisions, redemptions, combinations, or consolidation of ordinary shares. The conversion price is also subject to adjustment in the event the Company issues additional ordinary shares at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution on a weighted average basis.

Each Preferred Share may, at the option of the holder thereof, be converted at any time after the date of issuance of such Preferred Shares into Ordinary Shares based on the then-effective Conversion Price.

In addition, each share of the Series A, A1 preferred shares would automatically be converted into ordinary shares of the Company (i) upon the closing of an initial public offering of the Company’s shares or (ii) upon the date specified by written consent or agreement of its shareholders.

The Company determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. In all instances, the effective conversion price was greater than the fair value of the ordinary shares. To the extent a conversion price adjustment occurs, as described above, the Company will re-evaluate whether or not a beneficial conversion feature should be recognized.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

10.	Convertible redeemable preferred shares (Continued)

Dividend rights

The Preferred Shareholders shall be entitled to receive, in preference to any dividend on the ordinary shares, non-cumulative dividends for each Preferred Share at the rate equal to 8% of, as the case may be, the Series A Preferred Share Purchase Price and the Series A1 Preferred Share Purchase Price, for each respective preferred shareholder. Except the Exempted Dividends (as defined below), no dividend, whether in cash, in property, in shares in the Company or otherwise may be declared or paid on any other class or series of shares unless and until the Preferred Dividends are first paid in full.

Exempted Dividends means (1) a dividend payable solely in Ordinary Shares and to all shareholders of the Company on a pro rata basis, (2) the purchase, repurchase or redemption of Ordinary Shares by the Company at no more than cost from terminated employees, officers or consultants in accordance with the ESOP, or pursuant to written contractual arrangements with the Company approved by the Board (so long as such approval includes the approval of the Series A Director), (3) the purchase, repurchase or redemption of Preferred Shares (including in connection with the conversion of such Preferred Shares into Ordinary Shares), and (4) the payment of dividends to the holders of Preferred Shares.

Voting rights

The holders of the Series A, and A1 preferred shares shall be entitled to such number of votes equal to the whole number of ordinary shares into which such Series A and A1 preferred shares are convertible.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, all assets and funds of the Company legally available for distribution to the shareholders shall, by reason of the shareholders’ ownership of the shares, be distributed as follows:

First, the holders of the Series A Preferred Shares and Series A1 Preferred Shares shall be entitled to receive for each such Preferred Share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of the Ordinary Shares by reason of their ownership of such shares, the amount equal to one hundred percent (100%) of the applicable Series A and A1 Issue Price, plus all accrued but unpaid dividends on such Preferred Shares. If the assets and funds available for distribution among the Preferred Shareholders shall be insufficient to permit the payment to such holders of the full amount, then the entire remaining assets and funds of the Company legally available for distribution to such shareholders shall be distributed ratably among the shareholders in proportion.

Second, if there are any assets or funds remaining after the aggregate amount have been distributed or paid in full to the applicable holders of Series A Preferred Shares and Series A1 Preferred Shares, the remaining assets and funds of the Company available for distribution shall be distributed ratably among all shareholders according to the relative number of Ordinary Shares held by such holders on an as if converted basis.

A Deemed Liquidation Event shall be deemed to be any change of control event such as a liquidation, dissolution or winding up, merger and acquisition, reorganization of the Company, a sale, transfer, lease or other disposition of all or substantially all of the assets of any Group Company or the exclusive, irrevocable licensing of all or substantially all of any Group Company’s intellectual property to a third party. Any proceeds, whether in cash or properties, resulting from a Deemed Liquidation Event shall be distributed in accordance with the liquidation preference above.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

10.	Convertible redeemable preferred shares (Continued)

Redemption right

For Series A or Series A1 shares, at the written request of any Series A or Series A1 Shareholder(s) who individually or in the aggregate hold(s) at least fifty one percent (51%) of all the issued and outstanding Series A or Series A1 Shares (“Initial Redemption Notice”), the Company shall redeem all or portion of the outstanding Series A or Series A1 Shares respectively held by such Series A or Series A1 Shareholder(s) upon the following redemption event: (i) the Company’s failure to complete a Qualified IPO within six (6) years following the issue date of Series A or Series A1 Shares; (ii) any material breach by any Warrantor (as defined in the Series A or Series A1 Purchase Agreement) in the Transaction Documents (as defined in the Series A or Series A1 Purchase Agreement, including those duly amended and restated versions from time to time) which causes a Material Adverse Effect (as defined in the Series A or Series A1 Purchase Agreement) on the business of the Group Companies or any holder of the Series A or Series A1 Preferred Shares, or in the event any Warrantor gives any material misrepresentation or engages in wilful or fraudulent misconducts, which causes a Material Adverse Effect on the business of the Group Companies or any holder of the Series A or Series A1 Preferred Shares.

In addition, the Company shall (1) promptly thereafter provide all of the other holders of Preferred Shares notice of the Initial Redemption Notice and of their right to participate in such redemption, which right is exercisable by each such holder in their own discretion by delivering a written notice (each, a “Redemption Notice”) by hand or letter mail or courier service to the Company at its principal executive offices within fifteen (15) days of the giving of such notice by the Company, requesting and specifying redemption of all or part of their Preferred Shares, and (2) pay to each holder (each, a “Redeeming Preferred Shareholder”) of a Preferred Share for which an Initial Redemption Notice or a Redemption Notice has been timely submitted (each, a “Redeeming Preferred Share”).

The redemption price for each Series A or Series A1 Shares shall be determined in accordance with the following formula:

IP x (110%) N + D, where

IP = Series A or Series A1 Issue Price;

N = a fraction the numerator of which is the number of calendar days between date the Series A or Series A1 Issue Date and the date on which the Redemption Price is paid and the denominator of which is 365;

D = all declared but unpaid dividends on each Series A or Series A1 Preferred Share up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers

The Company classified the Preferred Shares in the mezzanine section of the consolidated balance sheets because they were convertible at the holders’ option any time after the date of issuance of such shares and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control, that being the Company’s failure to complete a Qualified IPO within six years following the issue date of each series of Preferred Shares. A Qualified IPO is defined as a firm commitment underwritten public offering of the Ordinary Shares of the Company (or depositary receipts or depositary shares therefor) in the United States pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, with a pre-offering price per share (net of underwriting commissions and expenses) that equals at least five (5) times the Series A1 Issue Price (as adjusted for share splits, share dividends, combinations, recapitalizations and similar events) and that results in minimum gross proceeds to the Company of the greater of (i) US$180,000,000 and (ii) ten percent (10%) of the pre-offering implied valuation of the Company, or in a public offering of the Ordinary Shares of the Company in another jurisdiction which results in the Ordinary Shares trading publicly on a recognized international securities

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

10.	Convertible redeemable preferred shares (Continued)

Redemption right (Continued)

exchange approved by the Majority Preferred Holders, so long as the offering price per share (net of underwriting commissions and expenses) equals at least five (5) times the Series A1 Issue Price (as adjusted for share splits, share dividends, combinations, recapitalizations and similar events) and results in gross proceeds to the Company of at least the greater of (i) US$180,000,000 and (ii) ten percent (10%) of the pre-offering implied valuation of the Company. The Preferred Shares are recorded initially at fair value, net of issuance costs.

For the year ended December 31, 2017, the issuance costs incurred were RMB 9,168,171.

The Qualified Public Offering deadline for Series A and Series A1 shareholders is six years following the issue date of Series A preferred shares and Series A1 preferred shares, respectively. As such, the failure to complete a Qualified Public Offering by September 28, 2023 for Series A and November 13, 2023 for Series A1, which is the date after six years following the issue date of Series A and Series A1 Preferred Shares respectively, would be considered the earliest redemption date for such shares.

The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date according to the redemption price calculation described above.

The Company’s convertible redeemable preferred shares activities for the year ended December 31, 2017 are summarized below:

	Series A Shares		Series A1 Shares
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of January 1, 2017	—	—	—	—
Issuance of convertible redeemable preferred shares, net of issuance costs.	4,945,055	208,490,509	1,373,626	63,630,530
Foreign exchange impacts	—	(3,226,201)	—	(1,012,930)
Accretion on convertible redeemable preferred shares to redemption value	—	5,213,802	—	798,981
Balances as of December 31, 2017	4,945,055	210,478,110	1,373,626	63,416,581

11.	Ordinary Share

On July 17, 2017, Qtech Ltd. was incorporated as Limited Liability Company with authorized share capital of US$50,000 divided into 50,000 shares with par value US$1.00 each. On September 1, 2017, the authorized share capital of US$50,000, which represented 50,000 issued ordinary shares, was subdivided into 500,000,000 shares. Among the total 500,000,000 shares, 50,000,000 shares are designated as ordinary shares at par value of US$0.0001 and 6,318,681 shares are designated as convertible redeemable preferred shares. As of December 31, 2017, the authorized ordinary shares are 493,681,319 shares, of which 50,000,000 shares were issued and 40,000,000 shares were outstanding, and the authorized, issued and outstanding Series A and A1 convertible redeemable preferred shares are 4,945,055 shares and 1,373,626 shares respectively.

In November 2017, a shareholder of the Company sold certain ordinary shares to third party investors at US$7.28 per share. The sale of ordinary shares is a transaction amongst shareholders and did not impact the Group’s consolidated financial statements.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

11.	Ordinary Share (Continued)

In January 2018, the founders entered into Share Restriction Deeds with the Company such that a total of 15,937,500 ordinary shares of the Company held by the founders became restricted and will be vested in periods from 24 months to 34 months. Prior to the end of the vesting periods, all the remaining restricted shares shall vest immediately and no longer constitute restricted shares upon a Deemed Liquidation Event or IPO of the Company. In the event that the founder voluntarily and unilaterally terminates his employment/service contract with any applicable Group entities or his employment or service relationship is terminated by any applicable Group entities for cause as stated in the Deed, the related founder shall sell to the Company, and the Company shall repurchase from the founder, all of the restricted shares (not vested shares) at a price of US$0.0001 per share. For accounting purposes, this transaction has been reflected retrospectively similar to a reverse stock split and presented in the balance sheet and statement of shareholders’ equity as a reduction of the numbers of issued and outstanding ordinary shares.

In February 2018, the Company established a trust to hold 10,000,000 of the Company’s issued shares. These ordinary shares were contributed by the founder and held in trust for the benefit of the employees who are under the 2017 Plan (Note 12) to be issued based on the discretion of the board of directors of the Company. The ordinary shares issued to the trust are accounted for as treasury shares of the Company and presented as such for all periods presented. The trust does not hold any other assets or liabilities as at December 31, 2016 and 2017, nor earn any income nor incur any expenses for the years ended December 31, 2016 and 2017.

12.	Share-based compensation

In 2016, Jifen’s controlling shareholder authorized grants of incentive awards owned by him to the employees, non-employee directors, officers and consultants. The incentive awards provide for the issuance of up to 20% of the equity interests in Jifen, or equivalent to 10,000,000 ordinary shares of the Company (after adjustment to give effect to the recapitalization described below to reflect the exchange of two Jifen shares for one ordinary share of the Company).

In 2016 and 2017, Jifen granted options to the employees of Jifen and its subsidiaries to purchase 5,969,427 and 1,642,745 shares, respectively (after adjustment to give effect to the recapitalization described below to reflect the exchange of two Jifen shares for one ordinary share of the Company). The options can be exercised within 10 years from the grant date. These options granted are vested upon satisfaction of service condition, which is generally satisfied over four years.

In 2016 and 2017, Jifen granted options to the employees of companies under common control of the founder to purchase 1,654,082 and 233,746 shares, respectively (after adjustment to give effect to the recapitalization described below to reflect the exchange of two Jifen shares for one ordinary share of the Company). The options can be exercised within 10 years from the grant date. The fair value of these options are recognized as dividends to founder in full at grant date. Note that the companies under common control of the founder are providing administrative services to Jifen and Jifen pays a fee charged at market rates for the services received, so no compensation expense is reflected for these grants.

In 2016, Jifen granted options to third party consultants to purchase 500,000 shares (after adjustment to give effect to the recapitalization described below to reflect the exchange of two Jifen shares for one ordinary share of the Company). The options were vested immediately upon the grant as the related services have been completed upon the grant dates.

As part of the restructuring in 2017, in February 2018, the Board of Directors of the Company approved the 2017 Equity Incentive Plan, which assumed Jifen’s obligations and duties under the options granted by Jifen

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

12.	Share-based compensation (Continued)

from 2016 to 2017. As a result, the options granted by Jifen were replaced with options of the Company. Such new options replaced the options granted under Jifen’s existing options in its entirety by exchanging of two options granted by Jifen for one option of the Company while maintaining their respective terms and vesting schedules unchanged. This replacement represents a modification of the awards under the accounting guidance, but no incremental compensation cost is required to be recognized because there was no change in fair value of the awards as measured immediately before and after the modification.

Share-based compensation expense related to the option awards granted to the employees amounted to approximately RMB 235,606 and RMB 3,378,827 for the years ended December 31, 2016 and 2017.

Share-based compensation expense related to the option awards granted to the third party consultants amounted to approximately RMB 158,160 for the year ended December 31, 2016.

Share-based awards related to the option awards granted to the employees of companies under common control of the founder were measured at fair value at the grant dates and amounts of RMB 640,765 and RMB 4,358,681 was recognized as dividends distributed to the founder in 2016 and in 2017, respectively.

The following table summarizes the share option activity for the years ended December 31, 2016 and 2017 and all option amounts and exercise prices have been adjusted for the 2017 restructure:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
		RMB	In Years	RMB’000	RMB
Outstanding at January 1, 2016	—
Granted	8,123,509	0.0007			0.35
Outstanding at December 31, 2016	8,123,509	0.0007	9.5	42,321	0.35
Outstanding at January 1, 2017	8,123,509	0.0007	9.5	42,321	0.35
Granted	1,876,491	0.0007			19.19

Outstanding at December 31, 2017	10,000,000	0.0007	8.7	525,086	3.89

Vested and expected to vest at December 31, 2017	10,000,000	0.0007	8.7	525,086	3.89
Exercisable at December 31, 2017	3,790,311	0.0007	8.6	199,024	1.13

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of RMB5.21 and RMB52.51 at December 31, 2016 and 2017.

The total fair value of share options vested during the years ended December 31, 2016 and 2017 was RMB 152,863 and RMB 680,725 respectively.

As of December 31, 2017, there were RMB 30,190,435 of unrecognized share-based compensation expenses related to share options granted by Jifen to the employees, which were expected to be recognized over a weighted-average vesting period of 2.5 and 4 years, respectively. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

12.	Share-based compensation (Continued)

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. The fair values of share options granted during the years ended December 31, 2016 and 2017.

	2016	2017
Expected volatility	53.16%~53.96%	51.61%~52.41%
Risk-free interest rate	2.74%~3.02%	3.28%~3.62%
Exercise multiple	2.8	2.8
Expected dividend yield	0%	0%
Contractual term	10	10
Expected forfeiture rate (post-vesting)	0%	0%
Fair value of the common share on the date of option grant (RMB)	0.31~5.21	8.44~23.98

Notes:

(i)	The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of the Chinese sovereign bond with a maturity life equal to the expected life to expiration.
(ii)	The Company has no history or expectation of paying dividends on its ordinary shares.

(iii)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

13.	Employee benefits

The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive loss. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to RMB 945,742 and RMB 7,386,320 for the years ended December 31, 2016 and 2017, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

14.	Income Taxes

(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Hong Kong Profits Tax

One of the Company’s subsidiary incorporated in Hong Kong is subject to Hong Kong profits tax rate of 16.5% on its estimated assessable profit for the years ended December 31, 2016 and 2017. Dividends income received from subsidiaries in China are not subject to Hong Kong profits tax.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

14.	Income Taxes (Continued)

(c)	PRC Enterprise Income Tax (“EIT”)

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.”

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

Jifen obtained in 2016 its HNTE certificate with a valid period of three years. Therefore, Jifen is eligible to enjoy a preferential tax rate of 15% from 2016 to 2018 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Jifen also obtained a software company certificate in 2017. Pursuant to such certificate, Jifen qualifies for a tax holiday during which it is entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year of operation and a 50% reduction of enterprise income tax for the following three years. However Jifen has not yet enjoyed the above-mentioned preferential tax treatments due to its loss position and as such there is no impact of these tax holidays on earnings or earnings per share.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Years Ended December 31,
	2016	2017
	%	%
PRC Statutory income tax rates	25%	25%
Change in valuation allowance	(29.5%)	(25.6%)
Permanent book — tax difference	4.5%	1.6%
Difference in EIT rates of certain subsidiaries	0%	(1%)
Effect of tax holiday	0%	0%

Total	0%	0%

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

14.	Income Taxes (Continued)

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss are as follows:

	As of December 31,
	2016	2017
Current income tax expense	—	—
Deferred tax benefits	(3,204,212)	(24,279,679)
Valuation allowance	3,204,212	24,279,679

Income tax (benefit)/expense	—	—

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2016 and 2017 are as follows:

	As of December 31,
	2016	2017
Deferred tax assets — current
Accruals and others	1,621,503	4,725,654
Less: Valuation allowance	(1,621,503)	(4,725,654)

Subtotal	—	—

Deferred tax assets — non-current
Tax losses carried forward	1,875,261	23,050,789
Less: Valuation allowance	(1,875,261)	(23,050,789)

Subtotal	—	—

Total of deferred tax assets	—	—

As of December 31, 2016 and 2017, the PRC entities of the Group had tax loss carryforwards of approximately RMB 7,501,043 and RMB 92,203,154 respectively, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Group will start to expire in 2019 for the amount of RMB 170,350 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2020 and 2023. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets will not be realized due to lack of profitable history to support the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize part or all of its deferred income tax, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

14.	Income Taxes (Continued)

Deferred tax assets and liabilities (Continued)

As of December 31, 2016 and 2017, valuation allowances of RMB 3,496,764 and RMB 27,776,443 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance is as follows:

	December 31,
	2016	2017
Beginning balance	292,552	3,496,764
Additions	3,204,212	24,279,679

Ending balance	3,496,764	27,776,443

15.	Related Party transactions

As of December 31, 2016 and 2017, the transaction and balance amount due to a related party was as follows:

	December 31,
	2016	2017
Transaction amount with a related party
Prepaid to a related party[1]	5,000,000	—
Received from a related party[1]	—	5,000,000
Service fee charged from a related party[2]	3,024,000	16,788,160

	December 31,
	2016	2017
Balance amount with a related party
Amount due from a related party[1]	5,000,000	—
Account payable to a related party[2]	3,024,000	—

1.	Amount due from a related party represented cash prepaid to a related party for a cooperation of a potential business project. However, as the project was canceled, the money was refunded to the Company in 2017.
2.	The service fee charged from a related party represented the costs charged from a related party which provided the Group with financial accounting, office space sharing and other IT and administrative support services.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

16.	Basic and diluted net loss per share

(a)	Basic and diluted net loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2016 and 2017 as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2017
Numerator:
Net loss	(10,862,379)	(94,759,689)
Accretion on Series A convertible redeemable preferred shares redemption value	—	(5,213,802)
Accretion on Series A1 convertible redeemable preferred shares redemption value	—	(798,981)

Net loss attributable to ordinary shareholders-Basic and diluted	(10,862,379)	(100,772,472)

Denominator:
Denominator for basic and diluted loss per share Weighted-average ordinary shares outstanding (Note)
Basic and diluted	24,062,500	24,062,500
Basic and diluted loss per share	(0.45)	(4.19)

Note: As disclosed in Note 19, in January 2018, the founders entered into Share Restriction Deeds with the Company such that a total of 15,937,500 ordinary shares of the Company held by the founders became restricted and will be vested in periods from 24 months to 34 months. Prior to the end of the vesting periods, all the remaining restricted shares shall vest immediately and no longer constitute restricted shares upon a Deemed Liquidation Event or IPO of the Company. For accounting purposes, this transaction has been reflected retrospectively similar to a reverse stock split, with a grant of the 15,937,500 restricted shares to be recognized in January 2018 at their then fair value. As a result, a total of 15,937,500 ordinary shares subject to the restriction are excluded from the issued and outstanding shares at the respective balance sheet dates, and are likewise excluded from the weighted average outstanding ordinary shares for basic loss per share calculation.

For the years ended December 31, 2016 and 2017, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect as a result of the Group’s net loss. The effects of all outstanding share options have also been excluded from the computation of diluted loss per share for the years ended December 31, 2016 and 2017 due to their anti-dilutive effect.

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	As of December 31,
	2016	2017
Preferred shares — weighted average	—	1,425,137
Share options — weighted average	5,327,954	6,247,175

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

17.	Commitments and contingencies

(a)	Operating lease commitments

The Group leases facilities under non-cancellable operating leases expiring on different dates. The terms of substantially all of these leases are two years or less. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total office rental expenses under all operating leases was RMB 464,000 and RMB 3,687,694 for the year ended December 31, 2016 and 2017 respectively.

As of December 31, 2017, future minimum payments under non-cancellable operating leases for office rental consist of the following:

	RMB	US$ (Note 2(e))
Years Ending December 31,
2018	8,581,837	1,319,004
2019	7,179,393	1,103,452
2020	743,016	114,200
2021	—	—
2022 and thereafter	—	—

Total	16,504,246	2,536,656

(b)	Purchase commitments

As of December 31, 2016 and 2017, no purchase commitments was related to the content procurement from third party profession media.

(c)	Capital Commitments

As of December 31, 2017, no capital commitments was related to leasehold improvement and purchase of equipment.

(d)	Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2016 and 2017, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

18.	Unaudited Pro Forma Balance Sheet and Loss Per Share for Conversion of Convertible Redeemable Preferred Shares

Upon the completion of a qualified initial public offering as defined in Note 10, the Series A and A1 convertible redeemable preferred shares shall automatically be converted into ordinary shares. The unaudited pro-forma balance sheet as of December 31, 2017 assumes a qualified initial public offering has occurred and presents an adjusted financial position as if the conversion of all outstanding Series A and A1 convertible redeemable preferred shares into ordinary shares at the conversion ratio of one for one occurred on December 31, 2017. Accordingly, the carrying values of the Series A and A1 convertible redeemable preferred shares, in the amounts of RMB210,478,110 and RMB63,416,581, respectively, were reclassified from Series A and A1 convertible redeemable preferred shares to ordinary shares for such pro forma adjustment.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

18.	Unaudited Pro Forma Balance Sheet and Loss Per Share for Conversion of Convertible Redeemable Preferred Shares (Continued)

The unaudited pro-forma loss per share for the year ended December 31, 2017 after giving effect to the assumed conversion of the convertible redeemable preferred shares into ordinary shares as of the issuance dates at the conversion ratio of one-for-one and the weighted average number of the convertible redeemable preferred shares in 2017 are as follows:

	For the year ended December 31, 2017
	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders	(100,772,472)	(15,488,446)
Pro forma adjustment of the accretion on Series A convertible redeemable preferred shares	5,213,802	801,347
Pro forma adjustment of the accretion on Series A1 convertible redeemable preferred shares	798,981	122,801

Numerator for pro forma basic and diluted net loss per share	(94,759,689)	(14,564,298)

Denominator:
Weighted average number of ordinary shares outstanding	24,062,500	24,062,500
Pro forma effect of weighted average number of Preferred A Share conversion	1,249,701	1,249,701
Pro forma effect of weighted average number of Preferred A1 Share conversion	175,436	175,436

Denominator for pro forma basic and diluted net loss per share	25,487,637	25,487,637

Pro forma basic and diluted net loss per ordinary share:	(3.72)	(0.57)

The effects of all outstanding share options have been excluded from the computation of pro forma diluted net loss per share for the year ended December 31, 2017 as their effects would be anti-dilutive.

19.	Subsequent events

The Group evaluated subsequent events through March 9, 2018, the date on which these financial statements were issued.

On January 3, 2018, the founders entered into Share Restriction Deeds with the Company for a total of 15,937,500 ordinary shares of the Company held by the founders that became restricted and will be vested in periods from 24 months to 34 months starting from January 2018. Prior to the end of the vesting periods, all the remaining restricted shares shall vest immediately and no longer constitute restricted shares upon a Deemed Liquidation Event or IPO of the Company. In the event that the founder voluntarily and unilaterally terminates his employment/service contract with any applicable Group entities or his employment or service relationship is terminated by any applicable Group entities for cause as stated in the Deed, the related founder shall sell to the Company, and the Company shall repurchase from the founder, all of the restricted shares (not vested shares) at a price of US$0.0001 per share. For accounting purpose, this transaction has been reflected retrospectively similar to a reverse stock split, with a new grant of the 15,937,500 restricted shares to be recognized in January 2018 at the fair value. The grant will be treated as share-based compensation over the vesting periods, and the estimated grant date fair value of the 15,937,500 ordinary shares approximated to US$128 million. Upon a Deemed Liquidation Event or IPO happens prior to the end of the vesting periods, the entire remaining unrecognized compensation expenses out of US$128 million will be expensed immediately in the quarter when such event or IPO happens.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

19.	Subsequent events (Continued)

In the first quarter of 2018, shareholders of the Company sold certain ordinary shares to various external investors at US$23.6 per share on average. The founders also granted these investors repurchase right that if the Company’s series B financing do not achieve at certain valuation, the investors have the right to request the founders to repurchase the shares at the same prices.

In February 2018, the Group acquired 100% equity interests of an advertising agent with a total consideration of RMB15 million. For the year ended December 31, 2017, the Company, as a principal, earned net revenue, representing 26% of total revenue, through this advertising agent (Note 3).

In March 2018, the Company entered into a Series B1 Preferred Share Purchase Agreement with an external investor to issue 5,420,144 shares of Series B1 convertible redeemable preferred shares for cash of US$105 million. Subsequent to the share purchase agreement, the investor, who is a leading provider of Internet Value-added Services, and the Company’s PRC entities entered into an cooperation agreement that the investor will promote the Company’s mobile application and will charge the Company a service fee.

In March 2018, the Company entered into a Series B2 Preferred Share Purchase Agreement with certain external investors to issue 3,684,004 shares of Series B2 convertible redeemable preferred shares for cash of US$87 million. In addition, an investor has obtained a warrant to purchase 211,724 Series B2 convertible redeemable preferred shares for a consideration of US$5 million.

In February 2018, the board of the directors of the Company approved a 2018 incentive plan. Under this plan, the Company is authorized to issue 2,946,141 ordinary shares of the Company. As of the financial statement issuance date, options to purchase 2,004,725 ordinary shares have been granted under this plan.

20.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiary and the VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiary and the VIE in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiary and the VIE subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiary in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiary and the VIE to satisfy any obligations of the Company.

As of December 31, 2016 and 2017, the total restricted net assets of the Company’s subsidiaries, Jifen VIE and its subsidiary incorporated in PRC and subjected to restriction amounted to approximately RMB 100,000 and RMB 13,120,000, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. There is no other restriction on the use of proceeds generated by the Company’s subsidiaries, VIEs and VIE subsidiaries to satisfy any obligations of the Company.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

The following condensed financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Parent Company used the equity method to account for its investment in its subsidiaries and VIEs. Such investment is presented on the separate condensed balance sheets of the Parent Company as “Payables to subsidiaries and VIEs”. The Parent Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Parent Company’s share of income from its subsidiaries and VIEs is reported as share of income from subsidiaries and VIEs in the condensed financial statements.

The Parent Company is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2017, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

As the Group’s business was operated through Jifen VIE prior to the Parent Company being incorporated in 2017, no Parent Company financial information of 2016 is presented. The consolidated financial statements have been prepared as if the equity structure of the Parent Company had been in existence throughout the periods, but 100% of consolidated net assets and all of results of operations for the year ended December 31, 2016 were restricted.

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

Condensed Financial Information of the Parent Company

BALANCE SHEETS

	December 31,
	2017
	RMB	US$(Note2(e))
ASSETS
Current assets:
Cash and cash equivalents	267,125,417	41,056,425
Amounts due from related parties	25,168	3,868
Total current assets	267,150,585	41,060,293

Total assets	267,150,585	41,060,293

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	3,150,000	484,146

Non-current liabilities:
Payables to subsidiaries and VIEs	98,665,905	15,164,672

Total liabilities	101,815,905	15,648,818

Commitments and contingencies (Note 17)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 4,945,055 shares authorized, issued and outstanding as of December 31, 2017; redemption amount of RMB 375,151,726 as of December 31, 2017)	210,478,110	32,349,893
Series A1 convertible redeemable preferred shares (US$0.0001 par value; 1,373,626 shares authorized, issued and outstanding as of December 31, 2017; redemption amount of RMB 115,787,570 as of December 31, 2017)	63,416,581	9,746,950

Total of mezzanine equity	273,894,691	42,096,843

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 493,681,319 shares authorized, 34,062,500 shares issued as of December 31, 2016 and 2017, respectively, 24,062,500 shares outstanding as of December 31, 2016 and 2017, respectively)	15,723	2,417
Treasury stock (US$0.0001 par value; 10,000,000 shares as of December 31, 2016 and 2017, respectively)	—
Accumulated other comprehensive income	24,651	3,789
Accumulated deficit	(108,600,385)	(16,691,574)

Total shareholders’ deficit	(108,560,011)	(16,685,368)

Total liabilities, mezzanine equity and shareholders’ deficit	267,150,585	41,060,293

QTECH LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

Condensed Financial Information of the Parent Company (Continued)

STATEMENTS OF COMPREHENSIVE LOSS

	For the period from the inception to December 31, 2017
	RMB	US$(Note 2 (e))
Operating expenses:
General and administrative	(3,933,590)	(604,582)

Total operating expenses	(3,933,590)	(604,582)

Loss from operations	(3,933,590)	(604,582)

Investment income	36,082	5,546
Interest income	471	72
Loss from subsidiaries and VIEs	(47,242,850)	(7,261,093)

Loss before provision for income taxes	(51,139,887)	(7,860,057)

Provision for income taxes	—	—

Net loss	(51,139,887)	(7,860,057)

Preferred share redemption value accretion	(6,012,783)	(924,148)
Net loss attributable to ordinary shareholders	(57,152,670)	(8,784,205)

Net loss
Foreign currency translation adjustment, net of nil tax	24,651	3,789

Comprehensive loss	(57,128,019)	(8,780,416)

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2017
	RMB	US$(Note2(e))
Cash flows used in operating activities	(747,037)	(114,817)
Cash flows used in investing activities	(9,454)	(1,453)
Cash flows from financing activities	272,121,039	41,824,238
Effect of exchange rate changes on cash	(4,239,131)	(651,543)

Net increase in cash and cash equivalents	267,125,417	41,056,425
Cash and cash equivalents, beginning of year	—	—

Cash and cash equivalents, end of year	267,125,417	41,056,425

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. The registrant’s articles of association provide that each officer or director of the registrant shall be indemnified out of the assets of the registrant against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part, or in which he or she is acquitted or in connection with any application in which relief is granted to him or her by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the registrant.

Under the form of indemnification agreements to be filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

We were incorporated as Qtech Ltd. in July 2017 and have since then issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars	Underwriting Discount and Commission
Vistra (Cayman) Limited	July 2017	1 ordinary shares	US$1	n/a	(1)
Innotech Group Holdings Ltd.	July 2017	42,499 ordinary shares	US$42,499	n/a	(1)
News Optimizer (BVI) Ltd.	July 2017	7,500 ordinary shares	US$7,500	n/a	(1)
CW_toutiao Limited	September 2017	3,296,703 Series A convertible redeemable preferred shares	US$21,600,000	n/a
ACE Redpoint Ventures China I, L.P.	September 2017	1,539,560 Series A convertible redeemable preferred shares	US$10,087,200	n/a
ACE Redpoint Associates China I, L.P.	September 2017	87,363 Series A convertible redeemable preferred shares	US$572,400	n/a
ACE Redpoint China Strategic I, L.P.	September 2017	21,429 Series A convertible redeemable preferred shares	US$140,400	n/a
CMC Queen Holdings Limited	September 2017	1,373,626 Series A1 convertible redeemable preferred shares	US$10,000,000	n/a
Image Flag Investment (HK) Limited	March 2018	5,420,144 Series B1 convertible redeemable preferred shares	US$105,000,000	n/a
Long Range L.P.	March 2018	1,371,974 Series B2 convertible redeemable preferred shares	US$32,400,000	n/a
People Better Limited	March 2018	342,993 Series B2 convertible redeemable preferred shares	US$8,100,000	n/a
Shunwei Growth III Limited	March 2018	342,993 Series B2 convertible redeemable preferred shares	US$8,100,000	n/a
Shanghai ChuangVest Venture Investment Partnership (Limited Partnership)	March 2018	211,724 Series B2 convertible redeemable preferred shares	US$5,000,000	n/a

(1)	We subsequently effected a share split in September 2017 in which each one of these ordinary shares were split into 10,000 ordinary shares.

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars	Underwriting Discount and Commission
Double Excel Investment Limited	March 2018	716,145 Series B2 convertible redeemable preferred shares	US$16,912,196	n/a
Lighthouse Capital International Inc.	March 2018	127,035 Series B2 convertible redeemable preferred shares	US$3,000,000	n/a
CMC Queen Holdings Limited	March 2018	423,449 Series B2 convertible redeemable preferred shares	US$10,000,000	n/a
ACE Redpoint Ventures China I, L.P.	March 2018	335,693 Series B2 convertible redeemable preferred shares	US$7,927,605	n/a
ACE Redpoint Associates China I, L.P.	March 2018	19,049 Series B2 convertible redeemable preferred shares	US$449,855	n/a
ACE Redpoint China Strategic I, L.P.	March 2018	4,673 Series B2 convertible redeemable preferred shares	US$110,344	n/a

(1)	We subsequently effected a share split in September 2017 in which each one of these ordinary shares were split into 10,000 ordinary shares.

In addition, an investor has exercised a warrant to purchase 211,724 series B2 convertible redeemable preferred shares for a consideration of US$5.0 million. The share transfer contemplated by the warrant has not been completed as of the date hereof, but is expected to be completed by the end of April 2018.

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

See Exhibit Index beginning on page II-4 of this Registration Statement.

(b)	Financial Statement Schedules.

All supplement schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1***	Third Amended and Restated Memorandum and Articles of Association of the Registrant, amended and restated on March 8, 2018

3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant

4.1*	Specimen of Ordinary Share Certificate

4.2**	Form of Deposit Agreement between the Registrant and , as depositary

4.3**	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.2)

4.4***	Second Amended and Restated Shareholders Agreement, dated March 8, 2018

5.1*	Form of opinion of Walkers regarding the validity of the ordinary shares being registered

8.1*	Form of opinion of Simpson Thacher & Bartlett LLP regarding certain United States federal tax matters

8.2*	Form opinion of Walkers regarding certain Cayman Islands tax matters

8.3*	Form of opinion of King & Wood Mallesons regarding certain PRC tax matters (included in Exhibit 99.3)

10.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.2*	Form of Employment Agreement between the Registrant and its executive officers

10.3*	Equity Interest Pledge Agreement by and among Shanghai Quyun Internet Technology Co., Ltd. (“Shanghai Quyun”), Shanghai Jifen Culture Communications Co., Ltd. (“Shanghai Jifen”) and each shareholder of Shanghai Jifen

10.4*	Voting Rights Proxy Agreement by and among Shanghai Quyun, Shanghai Jifen and each shareholder of Shanghai Jifen

10.5*	Exclusive Technology and Consulting Service Agreement by and between Shanghai Quyun and Shanghai Jifen

10.6*	Exclusive Option Agreement by and among Shanghai Quyun, Shanghai Jifen and each shareholder of Shanghai Jifen

10.7*	Loan Agreement by and among Shanghai Quyun and each shareholder of Shanghai Jifen

10.8***	2017 Equity Incentive Plan

10.9***	2018 Equity Incentive Plan

10.10***	Series B1 Preferred Share Purchase Agreement, dated March 4, 2018, by and among the Registrant, its subsidiaries and Image Flag Investment (HK) Limited

10.11***	Series B2 Preferred Share Purchase Agreement, dated March 8, 2018, by and among the Registrant, its subsidiaries and several investors party thereto

10.12***	Trust Deed dated February 26, 2018 among the Registrant, The Core Trust Company Limited, as trustee, and Qu World Limited, as nominee

10.13***	Share Restriction Deed between the Registrant and Innotech Group Holdings Ltd.

10.14***	Share Restriction Deed between the Registrant and News Optimizer (BV) Ltd.

Exhibit No.	Description of Exhibit

10.15*	Form of Power of Attorney by certain shareholders of the Registrant

10.16*	Baidu Alliance Membership Registration Agreement (English Translation)

21.1***	Subsidiaries of Registrant

23.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

23.3*	Consent of Walkers (included in Exhibit 5.1 and Exhibit 8.2)

23.4*	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1)

23.5*	Consent of King & Wood Mallesons (included in Exhibit 99.3)

23.6*	Consent of Analysys International

24.1*	Powers of Attorney (included on the signature page in Part II of this Registration Statement)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Form of opinion of King & Wood Mallesons regarding certain PRC law matters

*	To be filed by amendment.
**	Incorporated by reference to the Registration Statement on Form F-6 to be filed with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.
***	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                    , China on                    , 2018.

QTECH LTD.

By:
	Name:	Eric Siliang Tan
	Title:	Executive Chairman

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint                    ,                     and                    , and each of them singly, as his or her true and lawful attorney-in-fact and agents, each with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or his or her substitutes or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

Executive Chairman
Eric Siliang Tan

Director and Chief Executive Officer
Lei Li	(principal executive officer)

Director
Chris Haiyang Yu

Director
Shaoqing Jiang

Director and Chief Financial Officer
Jingbo Wang	(principal financial and accounting officer)

Director and Chief Strategy Officer
Oliver Yucheng Chen

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Qtech Ltd. has signed this registration statement or amendment thereto in                    on                     , 2018.

By:

Name:
Title: